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Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

RRSat Global Communications Network Ltd.
(Exact name of Registrant as specified in its charter)

Israel (State or other jurisdiction of incorporation or organization)	4899 (Primary standard industrial classification code number)	Not Applicable (I.R.S. Employer Identification Number)
4 Hagoren Street Industrial Park, Omer 84965, Israel +972-8-861-0000 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

U.S. Counsel for the Registrant Bruce A. Mann Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 Tel: (415) 268-7584	Israeli Counsel for the Registrant Aaron M. Lampert Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Tel: (972-3) 623-5000	U.S. Counsel for the Underwriters David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Tel: (212) 735-3000	Israeli Counsel for the Underwriters Richard J. Mann Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center Tel-Aviv 67021, Israel Tel: (972-3) 607-4444

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee

Ordinary shares, par value NIS 0.01 each	$56,810,000	$6,099

(1)
Includes 570,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 10, 2006

3,800,000 Shares

Ordinary Shares

This is an initial public offering of ordinary shares of RRSat Global Communications Network Ltd. RRSat Global Communications Network Ltd. is offering 3,625,000 shares and the selling shareholder identified in this prospectus is offering 175,000 shares.

We expect that the price to the public in the offering will be between $11.00 and $13.00 per share. The market price of the shares after the offering may be higher or lower than the offering price.

We have applied to include the ordinary shares on the NASDAQ Global Market under the symbol "RRST."

Investing in the ordinary shares involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total

Price to the public	$	$
Underwriting discount	$	$
Proceeds to RRSat Global Communications Network Ltd.	$	$
Proceeds to the selling shareholder	$	$

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 570,000 additional ordinary shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets	Thomas Weisel Partners LLC

William Blair & Company
C.E. Unterberg, Towbin
Maxim Group LLC

The date of this prospectus is                        , 2006

RRSat Global Communications Network Ltd.

European Satellites
AMOS-1-2
ATLANTICBIRD-1
EURASIASAT-1
EUTELSAT-W1
HELLASAT-2
HOTBIRD-2-6-8
North American Satellites
AMC-4
INTELSAT-907
INTELSAT AMERICAS-5
Asian Satellites
EUTELSAT-W2-W5
INSAT-2E
PAS-4-8-10
THAICOM-5
DS3
DS3
DS3
DS3
DS3
DS3
South American Satellites
INTELSAT-907
Middle East & African Satellites
AMOS-1-2
ATLANTICBIRD-1
EURASIASAT-1
EUTELSAT-W1
HOTBIRD-6-8
INSAT-2E
PAS-4-10
THAICOM-5
YAMAL-201
Australian Satellites
INSAT-2E
OPTUS-B3
PAS-10
THAICOM-5

Owned and Operated or Hosted Teleports on 4 Continents

Leased Capacity on Satellites Covering 6 Continents

Leased Fiber Optic Network Extending to 4 Continents

Public Internet and Broadband Internet Connectivity

You should rely only on the information contained in this prospectus. We and the selling shareholder have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholder are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully.

RRSat Global Communications Network

We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary "RRSat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers. Our comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). We concurrently provide these services to more than 265 television channels and more than 80 radio channels, covering more than 150 countries. We offer continuous distribution services to channels such as Canal Europe, Fashion TV, GOD TV, I Media, Kurdsat, Russia Today, Thai Global Network, and Turkish Radio and Television, and occasional distribution services to channels such as CBS, Fox News, Israeli Channels (2, 5 and 10), Al Jazeera, NBC News, NTV Russia, and RAI Middle East. During the first half of 2006, we derived approximately 59.5% of our revenues from European and North American customers.

Our content distribution services involve the worldwide transmission of video and audio broadcasts over our RRSat Global Network infrastructure. Our RRSat Global Network delivers our customers' content to four different end markets: to cable operators and satellite operators, to the Direct to Home market, and to the public Internet.

Satellite transmission is currently the preferred method of point-to-multipoint global distribution, and teleports are the ground-based side of a satellite transmission network. The unique geographical location of our principal teleport, Re'em Teleport, in southern Israel provides us direct access (via a single connection) to satellites that can transmit directly to all the major population centers in North America, South America, Europe, Asia, Africa and Australia. This is an advantage that is currently impossible to attain from a single location in the United States or Western Europe. In addition to our principal teleport, we operate three auxiliary teleports elsewhere in Israel and utilize hosted teleports in the United States, Spain, Taiwan and Australia. From these teleports, we transmit to 21 satellites and receive transmissions from 48 satellites, in order to provide continuous and occasional transmission services to customers.

We maintain hosted fiber optic terrestrial transmission facilities, known as points of presence (POPs), in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States, the United Kingdom, Russia, Israel, Italy and Australia. We also procure Internet capacity, which we use primarily for monitoring the quality of our transmissions worldwide, but also as a distribution tool for some of our customers who transmit Internet protocol television (IPTV) broadcasts.

Our content management services involve the digital archiving and sophisticated compilation of a customer's programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated transmission services for these channels in accordance with our customer's broadcast schedules, known as playlists. We refer to these services as playout services.

We also offer our broadcasting customers various production services on a contractual basis and satellite newsgathering services (SNG) through our fleet of ten fully-equipped vans for outside broadcasting in addition to complete electronic news gathering crews and packages. We refer to these services as production services.

Our business model has historically resulted in growing revenue streams, strong operating cash flow and growing contracted backlog as described below. Based on the rapid growth in the broadcast industry and our increasing penetration of this industry, our revenues grew from $4.4 million in 2000 to $31.3 million in 2005. In order to minimize our capital expenditures and avoid unused capacity in our network, we lease RRSat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber optic network. Our agreements with our customers for content distribution services typically extend over terms of three to five years, and as of July 1, 2006, our expected future revenues from customers under long-term contractual agreements, or our contracted backlog, amounted to $101.7 million through 2016, of which $72.0 million related to commitments extending through 2008. Our contracted backlog increased from $32.6 million as of December 31, 2003 to $41.9 million as of December 31, 2004 and to $91.2 million as of December 31, 2005.

Our Market

The global content management and distribution services market is rapidly growing. The massive deployment of satellite dishes and the transition to digital from analog transmission, have prompted a rapid acceleration in the pace of introduction of new broadcasters and have increasingly led broadcasters to target a global audience. Within the last decade, new content providers and new technologies, such as high definition television (HDTV) and Internet protocol television (IPTV), have emerged in the broadcasting industry, which has led to new content and channel offerings to both regional and global audiences. According to Euroconsult, a research and consulting company for the satellite industry, the number of satellite television channels worldwide grew from approximately 1,000 in 1995 to more than 13,000 in 2005, and is expected to grow to more than 29,000 television channels by 2013.

We believe that teleports will continue to be the primary solution for the broadcasting community, since they can accommodate the rapid transmission of content and effectively integrate both satellite-based and terrestrial fiber optic capacity. According to a 2005 report by the World Teleport Association, in 2003 the teleport sector generated revenues of approximately $13 billion per year. However, the continued growth of the global content management and distribution services market, broadcasting industry and teleport sector depends upon a number of factors, and we cannot assure you that we will benefit from these trends.

Our Strengths

Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

  •
  Optimized Independent Global Network. We believe that the location of our principal teleport and the star configuration of our global network offer unique financial and technological benefits to our customers. In addition, we procure our global network's transmission capacity from a variety of suppliers and can select the network channels that are best suited for a specific customer's needs.

  •
  Breadth of Value-Added Services. As a complement to our content distribution services, we offer content management services which we believe differentiate our service offerings, build customer loyalty and expand the potential for revenue from each customer.

  •
  Significant Barriers to Entry. We believe that it would be very difficult for a new competitor to replicate our global network and breadth of value-added services and to attain significant market share and economies of scale without expending significant time and resources.

  •
  Stable and Predictable Business Model. Multi-year contracts, which typically extend over terms of three to five years, represent the majority of our revenues. As of July 1, 2006 we had contracted backlog totaling $101.7 million through 2016, of which $72.0 million related to commitments extending through 2008. We also benefit from our existing customers' dedication to our transmission frequencies which are unique to our network and would involve high costs in switching to other service providers.

  •
  Low Cost Structure. We utilize leased satellite and terrestrial fiber optic transmission capacity. Our approach of leasing capacity rather than owning this infrastructure minimizes capital expenditures and potential underutilization of assets, and facilitates our matching of operating expenses with revenues. Consequently, our network can be expanded substantially without our having to incur significant capital expenditures.

  •
  Experienced, Entrepreneurial Management Team. We believe that our senior officers, in the years since our creation, have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance.

Our Strategy

We aim to make our RRSat Global Network the independent content management and distribution network of choice for the global television and radio broadcasting industries. Our strategy to attain this goal includes the following principal components:

  •
  Focus on broadcasters that seek global content management and distribution services or regional broadcasters that may desire the capability to roll out their broadcasts globally.

  •
  Establish a greater presence in the United States, Asia and other markets to improve control over our operations and our relationships with our customers, facilitate our sales and marketing efforts and increase our profit margins.

  •
  Provide an expanded range of innovative, value-added services in order to strengthen our platform as a one stop shop for global content management and distribution needs.

  •
  Expand and adapt our service offerings to new technologies by investing in appropriate infrastructure and personnel in order to provide comprehensive services to our customers, and in some cases, to reduce our capacity cost per channel.

  •
  Expand strategic relationships with satellite fleet operators, such as Eutelsat, Intelsat and Shin Satellite and explore further avenues of cooperation.

Risks Relating to Our Business

Our ability to execute our strategy is subject to certain risks, and may affect our competitive position in the industry. The market for our services is intensely competitive. Existing and future competition could adversely affect our revenues, pricing and operating margins. We are also exposed to the risk of infrastructure failure. Damage to or failure of the teleports and infrastructure that we rely on, including that of our vendors, could result in the loss of customers and harm our operating performance. All of our satellite and terrestrial fiber optic transmission capacity is leased, and we receive teleport services and maintain points of presence (POPs) outside of Israel pursuant to contracts with third parties. We are therefore dependent on the quality of service provided by these third parties. Significant technological changes could also compromise our business. If we do not rapidly adapt to technological change in the content management and distribution industry, we could lose customers or market share. You should carefully consider the information under the heading "Risk Factors" and all other information in this prospectus before investing in our ordinary shares.

Corporate Information

We were incorporated in Israel in August 1981. On August 15, 2006, our corporate name was changed from R.R. Satellite Communications Ltd. to RRSat Global Communications Network Ltd. We are an indirect majority owned subsidiary of InterGamma Investment Ltd., or InterGamma, an Israeli holding company publicly traded on the Tel-Aviv Stock Exchange. InterGamma controls Del-Ta Engineering Equipment Ltd., or Del-Ta Engineering, through a majority owned subsidiary, and Del-Ta Engineering is the direct beneficial owner of 46.64% of our outstanding ordinary shares and may be deemed the beneficial owner of a total of 67.55% of our outstanding ordinary shares by virtue of its shareholders agreement with David Rivel, our Chief Executive Officer and a principal shareholder. Following the offering, Del-Ta Engineering will be the direct beneficial owner of 36.50% of our outstanding ordinary shares, or 35.30% if the underwriters exercise their over-allotment option in full, and may be deemed the beneficial owner of 51.81% of our outstanding ordinary shares, or 50.10% if the underwriters exercise their over-allotment option in full, by virtue of its shareholders agreement with David Rivel. No company affiliated with InterGamma other than Del-Ta Engineering has an ownership interest in RRSat. The address of our principal executive office is 4 Hagoren Street, Industrial Park, Omer 84965, Israel, and our telephone number is +972-8-861-0000. Our website address is www.rrsat.com. The information on, or accessible through, our website is not part of this prospectus.

The Offering

Ordinary shares to be offered:
By RRSat	3,625,000 shares
By the selling shareholder	175,000 shares
Ordinary shares to be outstanding after this offering	16,672,300 shares
Use of proceeds
We intend to use the majority of the net proceeds that we will receive from this offering to acquire or establish teleports in the United States and Asia. We intend to use the balance of the net proceeds for working capital and general corporate purposes, which will include an expansion of our sales and marketing efforts.
We will not receive any proceeds from the sale of the shares by the selling shareholder.
See "Use of Proceeds" below.
Over-allotment option	We have granted the underwriters an option to purchase up to an additional 570,000 ordinary shares to cover over-allotments.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Proposed NASDAQ Global Market symbol	"RRST"

The outstanding share information appearing above and elsewhere in this prospectus (unless we specifically state otherwise) is based on 13,047,300 ordinary shares outstanding as of the date of this prospectus, and assumes the completion of the 6,300-for-1 split of our ordinary shares that we intend to effect by means of a share split and a stock dividend immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Unless we specifically state otherwise, all information contained in this prospectus does not reflect:

  •
  229,320 ordinary shares reserved for issuance under our 2006 Israel Equity Incentive Plan;

  •
  105,840 restricted share units to be granted under our 2006 Israel Equity Incentive Plan upon consummation of this offering;

  •
  233,100 ordinary shares issuable upon the exercise of options outstanding as of the date hereof at a weighted average exercise price of $7.05 per share; and

  •
  the exercise by the underwriters of their option to purchase up to an additional 570,000 ordinary shares from us to cover over-allotments.

Summary Financial Data

The following tables provide our summary financial information. The summary financial data presented below for each of the years in the three year period ended December 31, 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The summary financial data presented below as of June 30, 2006 and for each of the six month periods ended June 30, 2005 and 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus, all of which, in the opinion of management, have been prepared on the same basis as the audited financial statements, and reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data in accordance with generally accepted accounting principles for interim financial reporting for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and the results of the six months ended June 30, 2006 should not be considered indicative of the results expected for the full fiscal year. All historical and adjusted financial information gives retroactive effect to the 6,300-for-1 split of our ordinary shares that we intend to effect by means of a share split and a stock dividend immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. You should read this information together with the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements and related notes included elsewhere in this prospectus. Our financial statements included in this prospectus have been prepared in accordance with U.S. GAAP.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenues	$14,036	$23,767	$31,311	$14,240	$19,704
Cost of revenues	8,839	14,065	19,798	8,560	12,427

Gross profit	5,197	9,702	11,513	5,680	7,277

Operating expenses:
Sales and marketing	508	1,383	1,704	938	877
General and administrative	1,306	2,002	2,358	1,191	1,621

Total operating expenses	1,814	3,385	4,060	2,129	2,498

Operating income	3,383	6,317	7,453	3,551	4,779
Interest and marketable securities income	20	75	140	55	83
Currency fluctuation and other financial income (expenses), net	1	(115)	(2)	90	229
Changes in fair value of embedded currency conversion derivatives	–	1,465	(1,375)	(1,321)	196
Other income (expenses), net	(1)	184	36	9	4

Income before taxes on income	3,403	7,926	6,252	2,384	5,291
Income taxes	1,221	2,756	2,007	720	1,708

Net income	$2,182	$5,170	$4,245	$1,664	$3,583

Basic income per ordinary share	$0.23	$0.47	$0.33	$0.13	$0.27

Diluted income per ordinary share	$0.22	$0.46	$0.33	$0.13	$0.27

Weighted average number of ordinary shares used to compute basic income per ordinary share	9,594,900	11,050,200	12,921,300	12,908,700	13,047,300

Weighted average number of ordinary shares used to compute diluted income per ordinary share	9,708,300	11,289,600	13,034,700	13,028,400	13,047,300

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Other Data:
Adjusted net income(1)	$2,203	$4,224	$5,171	$2,546	$3,472
Adjusted EBITDA(2)	4,362	7,649	9,234	4,372	5,836
Depreciation and amortization	958	1,311	1,760	811	1,033
Capital expenditures	3,031	3,278	3,051	1,342	3,218
Contracted backlog (as of period end)	32,659	41,877	91,185	74,114	101,712

(1)
The adjusted net income gives effect to (i) the elimination of the non-cash equity-based compensation charge resulting from the application of Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), and (ii) the elimination of the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS No. 133 "Accounting for Derivatives Instruments and Hedging Activities" (SFAS 133) and the resulting income tax (increase) decrease. Adjusted net income does not give effect to currency fluctuations and other financial income as it is considered to be cash income (expenses). We give weight to adjusted net income in our budgeting process and planned capital expenditures and believe that it gives our investors a presentation of our operating results from prior periods that reflect how we will be planning and evaluating our results in future periods. We believe this information permits investors to engage in a more comprehensive analysis of our core operating performance. However, our adjusted net income is not a measure of financial performance under GAAP and should be considered in addition to, and not as substitutes for, other measures of financial performance reported in accordance with GAAP such as net income (loss). These adjustments are detailed more fully in our Selected Financial Data section and in the overview section of our Management's Discussion and Analysis of Financial Condition and Results of Operations, and reflect our belief that the non-GAAP financial information reflecting the elimination of these non-cash gains and losses is important for the understanding of our operations.

A reconciliation of adjusted net income to net income, the most directly comparable GAAP financial measure, is set forth below:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$2,182	$5,170	$4,245	$1,664	$3,583

Non-cash equity-based compensation charge	21	21	21	10	24
Changes in fair value of embedded currency conversion derivatives	–	(1,465)	1,375	1,321	(196)
Change in deferred tax on embedded derivatives	–	498	(470)	(449)	61

Adjusted net income	$2,203	$4,224	$5,171	$2,546	$3,472

(2)
EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We use the non-GAAP financial measure adjusted EBITDA by adding to net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, income taxes, non-cash equity-based compensation charge and depreciation and amortization. We present adjusted EBITDA because we believe that adjusted EBITDA provides useful information regarding our operating results. We rely on adjusted EBITDA as a primary measure to review and assess our operating performance. We also use adjusted EBITDA to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that adjusted EBITDA and similar variations of EBITDA are non-GAAP measures that are widely used by other companies in our industry and the presentation of adjusted EBITDA can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, taxes, interest and other items that do not directly affect our operating performance. However, adjusted EBITDA is not a measure of financial performance under GAAP and should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income (loss). Our use of adjusted EBITDA is detailed more fully in our Selected Financial Data section and in the overview section of our Management's Discussion and Analysis of Financial Condition and Results of Operations, and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

A reconciliation of adjusted EBITDA to net income, the most directly comparable GAAP financial measure, is set forth below:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$2,182	$5,170	$4,245	$1,664	$3,583

Interest and marketable securities (income)	(20)	(75)	(140)	(55)	(83)
Currency fluctuation and other financial (income) expenses, net	(1)	115	2	(90)	(229)
Changes in fair value of embedded currency conversion derivatives	–	(1,465)	1,375	1,321	(196)
Other expenses (income), net	1	(184)	(36)	(9)	(4)
Income tax expense	1,221	2,756	2,007	720	1,708
Non-cash equity-based compensation charge	21	21	21	10	24
Depreciation and amortization	958	1,311	1,760	811	1,033

Adjusted EBITDA	$4,362	$7,649	$9,234	$4,372	$5,836

	As of June 30, 2006
	Actual	Pro forma*
	(Unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$714	$39,729
Working capital	4,815	43,830
Total assets	24,788	63,803
Total liabilities	11,909	11,909
Retained earnings	9,043	9,043
Shareholders' equity	12,879	51,894
*
The pro forma information gives effect to the sale by us of 3,625,000 ordinary shares in this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if these events had occurred as of June 30, 2006.

Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our ordinary shares.

Risks Relating to Our Business and Industry

We operate in a relatively new market and cannot assure you that it will continue to grow.

We operate in a new segment of our industry involving comprehensive, global content management and distribution services for the television and radio broadcasting industries. The continued growth of this segment depends upon a number of factors, including continued growth in the introduction of broadcast channels seeking a global audience, deregulation of broadcasting, and the scope, timeliness, sophistication and price of our services. We cannot assure you that the market will demand such services from us at prices and on terms acceptable to us. A lack of market demand or lack of additional revenues beyond our existing customer contracts would adversely affect our financial condition and ability to grow our business.

Significant damage to our principal teleport in Israel would have a material adverse affect on our ability to continue to operate our business.

Our principal teleport and playout facilities are located in Re'em, Israel. Significant damage to these facilities, for any reason, including acts of terrorism, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity. If this were to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably. Furthermore, if our customers or potential customers were to be concerned that our principal teleport and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel, they may be deterred from entering into agreements to use our services.

If there is a material decrease in the current level of excess capacity in satellite and terrestrial fiber optic transmission networks, we may not be able to obtain leased transmission capacity on economical terms.

We lease satellite and terrestrial fiber optic capacity and offer this capacity as part of a package together with our other services. There is currently excess capacity in satellite and terrestrial fiber optic transmission networks, which allows us to lease and offer capacity on competitive terms. We may be adversely affected were the amount of satellite and terrestrial fiber optic excess capacity available for video and audio programming to decrease. We need to lease such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings. There can be no assurance, however, that there will continue to be excess capacity. For example, high definition television (HDTV) broadcasts require substantially greater bandwidth than conventional television broadcasts, and the success of high definition television (HDTV) broadcasts may lead to a reduction in the quantity of excess capacity. We lease approximately 20% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available excess capacity might lead our suppliers to preempt use of some of our leased capacity, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, and require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

If we are unable to successfully balance our supplier and customer capacity commitments our revenues will decline.

We are generally required to commit to lease capacity on a long-term basis. In most cases our commitment is longer than the corresponding commitment that we obtain from our customers. In many cases we are not able to terminate our commitment before its scheduled expiration. If we commit to lease capacity in anticipation of customer orders and these orders do not materialize or are terminated, we may still be required to pay our suppliers, and may have difficulty in obtaining commitments from other customers for this capacity. In this case, we would have fixed cost commitments without a corresponding source of revenues.

In addition, we lease approximately 20% of our satellite transmission capacity pursuant to preemptible leases. If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage. We may not be able to replace this capacity on economical terms, with the quality of service necessary to satisfy our customers' requirements, or at all. We would likely need a significant amount of time and incur substantial expense to replace the capacity.

The failure of third parties to properly maintain transmission networks we lease from them would adversely affect the quality of the services we offer.

We rely on transmission capacity and other critical facilities that we lease from third parties. All of our satellite and terrestrial fiber optic transmission capacity is leased, and we receive teleport services and maintain points of presence (POPs) outside of Israel pursuant to contracts with third parties. We are dependent on the quality of service provided by these third parties.

Damage to a satellite on which we lease transponders could significantly degrade the satellite's performance and result in a partial or total loss of our transmission capacity on that satellite. Similarly, the loss of a satellite on which we lease transponders would result in the total loss of our transmission capacity on that satellite. We cannot assure you that the satellites on which we lease capacity will perform properly or remain in operation for the duration of their expected commercial lives.

If we suffered a partial or total loss of leased capacity on a satellite, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage. We may not be able to obtain alternative capacity on economical terms or at all. We would likely need a significant amount of time and incur substantial expense to replace the capacity. During any period of time in which any of our transponders is not fully operational, we likely would lose most or all of the revenues that we otherwise would have derived from the leased capacity on that transponder. Similar risks apply to our leased terrestrial fiber optic transmission capacity, as well as to our hosted teleports and points of presence (POPs) outside of Israel.

Failure to compete successfully in providing content management and distribution services would have a material adverse effect on our business and could prevent us from implementing our business strategy.

We compete in the market for global content management and distribution services with numerous commercial and other providers. Many of our competitors have greater technical, financial, human and other resources than we do, and some of them own satellites and teleports on several continents. The principal global broadcasters may prefer to procure services from larger or more established vendors of content management and distribution services, or from vendors with their own satellites, even if our quality and pricing are more attractive.

Certain satellite fleet operators, which had typically offered only connectivity, have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create global hybrid networks. In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in the United States, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (who are our competitors in providing value-added services and service packages) with whom they have relationships.

If the overcapacity situation that currently exists with respect to satellite and terrestrial fiber optic transmission networks were to become exacerbated, satellite fleet operators and terrestrial fiber optic networks might engage in aggressive price competition and offer our current and potential customers more attractive prices for transmission than we can offer them. In this case, our current and potential customers may prefer to obtain transmission directly from our suppliers of capacity and turn to other content management service providers or develop their own content management capabilities, rather than to procure a package of services from us.

We have a limited operating history in the market for global content management and distribution services and may fail to successfully address the risks and uncertainties associated with our business.

We began to provide global content management and distribution services to the television and radio broadcasting industries in 2000. Given our limited operating history in this market and the risks, expenses, difficulties and potential delays associated with a high-technology, highly-regulated industry such as ours, if we are unable to address these uncertainties, we may not be able to expand our business, develop a sufficiently large revenue-generating customer base, obtain additional transmission capacity or compete successfully in the global content management and distribution services industry.

Our contracted backlog may not ultimately result in future revenues.

Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us. As of July 1, 2006, we had contracted backlog totaling $101.7 million through 2016, of which $72.0 million related to commitments extending through 2008. Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog. Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues. Of our $101.7 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $81.0 million, or 79.6%, is related to obligations to be provided under non-cancelable agreements and the remaining contracts may be canceled under certain circumstances by an advanced notice of between 30 to 120 days, at certain predefined exit dates or by the customers' payment of a penalty equal to between one and six months' fees. As of June 30, 2006, long-term contracts constituting approximately 4% of our contracted backlog at December 31, 2004 have been cancelled. Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues. Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers. If several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected. Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

Contracts for content management and distribution services generally extend over several years, which will make it more difficult for us to sell our services to broadcasters who have entered into agreements with other providers of these services.

Broadcasters generally seek content management and distribution services over a lengthy period. Contracts for these services generally extend for terms of 3 to 5 years, and in some cases may extend for the expected life of a satellite. Once a broadcaster has entered into an agreement with one of our competitors, we may effectively be unable to obtain business from that potential customer for an extended period.

Changes in technology may reduce the demand for our services.

The technology used in content management and distribution services is evolving rapidly. The technologies we currently use or plan to use may not be preferred by our customers or changes in these technologies may compromise our business. For example, although satellite transmission is currently the preferred method of point-to-multipoint global distribution, widespread implementation of Internet protocol television (IPTV) broadcasts may reduce the demand for our content management and distribution services. Similarly, to the extent that excess capacity develops in terrestrial fiber optic systems, our satellite-based content management and distribution offerings may be less attractive. If we are unable to keep pace with on-going technological changes in the content management and distribution services industry, our financial condition may be adversely affected.

We may acquire or establish additional teleports or complementary businesses or technologies. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

We intend to use the majority of our proceeds from this offering to acquire or establish additional teleports or complementary businesses or technologies. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management's attention from other business concerns and could be expensive and time consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. For example, once we acquire or establish additional teleports, we will be subject to governmental regulations, licensing fees and taxation in the countries in which those teleports are located. In addition, we might lose key employees while integrating new organizations. Consequently, we might not be successful in integrating any acquired businesses or technologies, and might not achieve anticipated revenue or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

Because our functional currency is the U.S. dollar but a large portion of our expenses and revenues are incurred in Euros and New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations.

Although our functional currency is the U.S. dollar, we pay a large portion of our expenses in other currencies — primarily payments for transmission capacity in Euros, and to a lesser extent payments for salaries and other general and administrative expenses in New Israeli Shekels, or NIS. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the Euro or the NIS. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected. In addition, a significant portion of our agreements with customers are denominated in Euros or NIS, which exposes us to risk to the extent the value of the U.S. dollar increases against the Euro or the NIS. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS. Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

Our reported net income and income per share will be impacted by embedded derivatives.

Some of our customers and suppliers contracts provide for payment in currencies that are neither our functional currency nor the functional currency of the customer or supplier. Under SFAS 133 these contracts are deemed to include an "embedded derivative" in the form of a foreign currency forward contract. Accordingly, our U.S. GAAP statements of operations reflect non-operating, non-cash gains and losses attributable to changes in the value of foreign currency embedded derivatives. Although we do not believe that these non-operating, non-cash gains and losses are meaningful to an understanding of our results of operations, they can result in unanticipated fluctuations in our reported results of operations and impact the market price of our ordinary shares.

Future consolidations in the telecommunications and satellite industries, or in the content management and distribution services market, may increase competition that could reduce our revenues and the demand for our services.

The markets in which we compete have been characterized by increasing consolidation. We may not be able to compete successfully in increasingly consolidated markets. Additional consolidation may reduce the amount of capacity that may be available to us. Increased competition and consolidation in these markets also may require that we reduce the prices of our services or result in a loss of market share, which could materially adversely affect our revenues and reduce our operating margins. Additionally, because we now, and may in the future, depend on certain strategic relationships with third parties in the telecommunications and satellite industries, any additional consolidation involving these parties could reduce the demand for our services and otherwise hurt our business prospects.

We depend and rely upon the experience and resources of our shareholders, none of which has any obligation to assist us except as contracted.

We receive certain consulting services from our principal shareholders Del-Ta Engineering and Kardan Communications Ltd., or Kardan Communications, pursuant to a management services agreement. If either of them decides to discontinue the services it is providing, we may not be able to obtain alternative consulting services from independent third parties on economical terms or at all. In addition, these principal shareholders provide us with the benefit of their experience and extensive contacts in the industry, which they are not obligated to provide under their management services agreement.

We may have difficulty managing the growth of our business, which could limit our ability to increase sales and cash flow.

We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $4.4 million in 2000 to $31.3 million in 2005. In addition, during the next few years we expect to acquire teleports in the United States and Asia and to expand our sales and marketing activities. Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, as required to:

  •
  manage a larger organization;

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  implement appropriate financial and operational systems;

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  expand our infrastructure to support a greater volume of services; and

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  expand our sales and marketing infrastructure and capabilities on an international basis.

If we are unable to manage and grow our business effectively during this period of rapid growth, we may not be able to implement our business strategy and our business and financial results would suffer.

A loss of the services of David Rivel, our founder and Chief Executive Officer, or other members of our senior management could cause our revenues to decline and impair our ability to expand our business.

We depend on the continued services of David Rivel, our founder and Chief Executive Officer. Any loss of the services of Mr. Rivel or of other members of our senior management could result in a gap in senior management and the loss of technical and managerial expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to expand our business.

If we are unable to hire, train and retain qualified managerial, technical, and sales and marketing personnel, we may be unable to develop new services or sell or support our existing or new services. This could cause our revenues to decline and impair our ability to meet our development and revenue objectives.

Our success depends in large part on the continued contributions of our managerial, technical, and sales and marketing personnel. If our business continues to grow, we will need to hire additional qualified managerial, technical engineering, and sales and marketing personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operations is a lengthy and expensive one. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our services. This is particularly true in Israel and some of the markets into which we hope to expand, where competition for qualified personnel is intense. Our failure to hire and retain qualified employees could cause our revenues to decline and impair our ability to meet our sales objectives.

Volatility in the broadcasting and telecommunications industries may affect our revenues and, as a result, we could experience reduced revenues or operating results.

The broadcasting and telecommunications industries in which we operate historically have been volatile and are characterized by fluctuations in product supply and demand. From time to time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, and declines in general economic conditions. This volatility could cause our operating results to decline dramatically from one period to the next. If economic conditions in the United States and worldwide do not continue to improve or if they worsen from current levels, demand for our services may fail to develop and our revenues may be materially adversely affected. In addition, if in periods of decreased demand we are unable to adjust our levels of lease commitments and human resources or manage our costs and deliveries from suppliers in response to lower spending by customers, our gross margin might decline and we may experience operating losses.

If we are unable to provide uninterrupted or quality services, our reputation may suffer, which could cause the demand for our services to decline.

Our business depends on the efficient, uninterrupted and high-quality operation of our systems. Our service offerings are complex, depend on our successful integration of sophisticated third-party technology and services, and must meet stringent quality requirements. Our services are critical to our customers' businesses, and disruptions in our services may cause significant damage to our customers and our reputation. We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to service disruptions. If such litigation were to arise, regardless of its outcome, it could result in substantial expenses to us, significantly divert the efforts of our technical and management personnel and disrupt or otherwise severely impact our relationships with current and potential customers. In addition, if any of our services has reliability or quality problems, our reputation could be damaged significantly and customers might be reluctant to buy our services, which could result in a decline in revenues, a loss of existing customers or the failure to attract new customers.

Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Our prospective customers generally must commit significant resources to evaluate our services. Accordingly, our sales process is subject to delays associated with the approval process and delays associated with our customers' preparations to begin broadcasting using our services. This approval process typically lasts 3 to 12 months. This creates unpredictability regarding the timing of our generation of revenues. As a result, orders that we expect in one quarter may be deferred to another because of the timing of customers' procurement decisions. Therefore, our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Factors that could cause our revenues and operating results to fluctuate from period to period include:

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  our service and customer mix;

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  customer demand for our services;

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  the timing and success of new service introductions by our competitors and us;

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  the timing of contracts with new customers;

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  changes in the price or the profitability of our services;

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  changes in the availability or the cost of transmission capacity;

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  the timing of renewal or commencement of our long-term capacity commitments; and

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  market conditions in the broadcast and telecommunications industries and the economy as a whole.

We face potential liability for content broadcast by our customers over our network.

Our potential liability for distributing content broadcast by our customers over our network is uncertain. We could become liable for such content based on obscenity, defamation, negligence, copyright or trademark infringement, or other bases.

Our standard agreement provides that our customers are fully responsible for the content of their programming, for ensuring that the content conforms to all applicable governmental regulations and for obtaining any local regulatory approvals relating to their broadcasts. The agreement further provides that we are not liable if the satellite fleet operator requires us to suspend or terminate service for any reason relating to content. Our customers are generally required to indemnify us for any financial costs of governmental or third-party proceedings resulting from their content. Although we attempt to reduce our liability through contractual indemnification from our customers and disclaimers, there is no guarantee that we would be successful in protecting ourselves against this type of liability. Even if we were ultimately successful in such litigation, litigation would divert management time and resources, could be costly and is likely to generate negative publicity for our business. We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

We face potential liability for radiation generated by our teleports.

Our teleports generate electromagnetic radiation, which above certain levels can be harmful to people. Although we believe that our facilities comply with all applicable standards in this regard, personal injury claims may be brought against us for harm to individuals allegedly caused by our transmission equipment. Similarly, new, more stringent environmental protection regulations may be promulgated, and we may need to incur significant expense to comply with such regulations.

Our business, including the operation of our network, may be vulnerable to acts of terrorism or war.

Our network may be vulnerable to acts of terrorism or war. If our facilities, including our headquarters or principal teleport, become temporarily or permanently disabled by an act of terrorism or war, it will be necessary for us to develop alternative infrastructure to continue providing service to our customers. We may not be able to avoid service interruptions if our facilities or the facilities we use are disabled due to a terrorist attack or war. Any act of terrorism or war that substantially or totally destroys or disables our facilities or the facilities of our service providers would result in a substantial reduction in revenues and in the recognition of a loss of any uninsured assets that are substantially or totally disabled.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we will not be able to implement our business strategy and expand our operations as we currently plan.

Aspects of the content management and distribution services industry are highly regulated, both in Israel and internationally. Our business requires regulatory permissions, authorizations and licenses from the Israeli Ministry of Communications, which we have obtained. The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we are in the process of obtaining. Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we are in the process of obtaining. These permissions, authorizations and licenses are subject to periodic renewal. Our principal license from the Israeli Ministry of Communications for operation of our teleports is scheduled to expire in July 2008. In addition, the erection and operation of our Re'em teleport site requires building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time, one of which will expire as early as February 2007. There can be no assurance that we will be able to renew any of our current licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business. If our principal license from the Israeli Ministry of Communications for operation of our teleports is revoked or not renewed, we will not be able to continue our operations as they are being conducted today.

Under Israeli law, the Israeli Prime Minister and the Ministry of Communications, at the request of the Ministry of Defense and subject to the approval of the Government of Israel, have the right to determine by order that certain telecommunications services, including certain of the services we provide such as the downlink of broadcasts in Israel, are vital services. If such an order is issued, the Prime Minister and the Ministry of Communications, subject to approval of the Government of Israel, may impose various requirements and limitations that may directly or indirectly affect us. These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company. In addition, if such an order is issued with respect to us, the Israeli Prime Minister and Ministry of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

Further, if the Government of Israel determines that the State of Israel is undergoing a state of emergency, the Ministry of Communications can expropriate any device that is involved in the transmission of wireless telegraph information, visual signs or electromagnetic waves. During such an emergency period, the Ministry of Communications can also enact orders to sell, buy, erect, use or restrict the operation of any such instrument. Any emergency appropriation or regulation of communications equipment could result in our equipment or frequencies required for us to operate our business being used by the State of Israel, or in our being forced to share with the State of Israel control of equipment or frequencies required for us to conduct our business.

We are also required to obtain permits from the Israeli Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment. If the Ministry of Environmental Protection were to impose stricter requirements than currently exist in connection with the renewal of these permits, we may be unable to renew them. In this event, or in the event that we are unable to renew building permits for our Re'em teleport site, we could be forced to relocate our antennae and other equipment currently located at our principal teleport or other teleports, or could be restricted in our ability to expand our teleports. Relocation of our teleports would require significant additional capital expenditures. In addition, relocation of our teleports or significant restrictions on our ability to expand our teleports could disrupt or diminish the quality of the services we provide to our customers.

Our licenses from the Israeli Ministry of Communications to operate our teleports impose certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our licenses.

Our licenses from the Israeli Ministry of Communications to operate our teleports provide that, without the consent of the Israeli Ministry of Communications, no direct or indirect control of RRSat may be acquired and no means of control may be transferred in a manner that would result in a transfer of control.

In connection with this offering, our licenses were amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary will not be considered a transfer of means of control. In addition, pursuant to the amendments, transfers of our shares that do not result in the transfer of control of RRSat are permitted without the prior approval of the Ministry of Communications, provided that:

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  in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or is a director or the chief executive officer), we must notify the Minister within 21 days of learning of such transfer; and

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  in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRSat), we must notify the Minister within 21 days of learning of such transfer and request the consent of the Minister for such transfer.

Should a shareholder, other than our existing shareholders, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister, its holdings will be converted into dormant shares for as long as the Minister's consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.

Our articles of association as of the date of this prospectus will contain the provisions described above, and any revisions to these provisions in our articles of association may result in the termination of our licenses from the Ministry of Communications. For additional information, see "Regulation."

Our ability to establish or acquire our own teleports in countries other than Israel may be restricted by laws prohibiting or limiting foreign ownership.

In countries other than Israel, the teleports we use are owned and operated by third parties. Our customers and these third parties are responsible for obtaining any necessary licenses, approvals or operational authority for the reception of data from the satellites that we, via our suppliers, use. Failure by our customers or suppliers to obtain and maintain some or all regulatory licenses, authorizations or approvals could have a material adverse effect on our business.

We intend to expand our presence in markets in which we currently have hosted facilities by acquiring or establishing our own teleports and production facilities. The United States has restrictions on direct and indirect foreign ownership of companies holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent we seek to operate the teleports on a common carrier basis. In the event that we seek to operate the teleports on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Additionally, no more than 25 percent of the capital stock of an entity that controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation, if the Federal Communications Commission, or FCC, finds that prohibiting such indirect foreign ownership of the licensee would serve the public interest. The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher levels are consistent with the public interest. Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that we will be able to obtain a favorable ruling from the FCC in the future. In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation review license applications and can require the applicant to enter into an agreement addressing any national security concerns before the license is granted. Restrictions on foreign ownership of teleports may also exist in other countries in which we would at some future date like to establish or acquire teleport facilities. If we are not able to acquire our own teleports in the United States or other countries, our ability to expand our presence in those markets may be adversely affected.

We could in the future be subject to new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations that modify the present regulatory environment in Israel, the United States or other countries in which we may wish to own or operate teleport facilities. For example, a country in which we currently operate without need of a license could modify its laws or regulations to require a license, which we may or may not be able to obtain. Similarly, a country in which we may wish to acquire a teleport could modify its laws or regulations to prohibit or limit foreign ownership, which could impair our ability to acquire a teleport in that country. We are not aware, however, of any specific countries contemplating such changes at present. For additional information, see "Regulation."

Risks Relating to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal teleport and our senior management are located, may adversely affect our results of operations.

Our principal teleport and our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly. Recently, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. In addition, in recent months, there have been extensive hostilities along Israel's northern border with Lebanon and to a lesser extent in the Gaza Strip. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Most of our employees, including some of our senior officers, are obligated to perform several weeks of military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances until they reach middle age. In response to the increase in terrorist activity and hostilities in the region, there have been, at times, significant call-ups of military reservists, including in connection with recent hostilities along Israel's northern border with Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

The tax benefits available to us under Israeli law require us to meet several conditions, including meeting export goals and applying plan administration rules, and may be terminated or reduced in the future, which would increase our taxes.

We have not yet taken advantage of tax exemptions and reductions resulting from the "approved enterprise" status of our facilities in Israel. To be eligible for these tax benefits, we must meet conditions, including meeting export goals and applying plan administration rules. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. See "Taxation in Israel – Law for the Encouragement of Capital Investments, 1959" for more information about our "approved enterprise" status.

You may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this prospectus or asserting U.S. securities laws claims in Israel.

All of our directors and executive officers, and the Israeli experts named herein, are not residents of the United States and most of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors or executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Furthermore, there is little binding case law in Israel addressing these matters.

Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

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  the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

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  the judgment may no longer be appealed;

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  the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

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  the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

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  the judgment was obtained by fraud;

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  there is a finding of lack of due process;

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  the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

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  the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or

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  at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Risks Relating to the Offering

Our securities have no prior public market, and our share price may decline after the offering.

Prior to this offering, our ordinary shares have not been sold in a public market. We cannot predict the extent to which a trading market will develop, or how liquid that market may become. The initial public offering price for the shares will be determined by negotiations between us, the selling shareholder and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our ordinary shares could be subject to wide fluctuations. Our initial trading price and valuation may not be sustainable, and broad market and industry factors may decrease the market price of our ordinary shares, regardless of our actual operating performance.

Market prices of companies involved in the telecommunications industry have been highly volatile and you may not be able to resell our ordinary shares at or above the price you paid.

The stock market has experienced significant price and trading volume fluctuations, and the market prices of companies involved in the telecommunications industry and other technology companies generally have been extremely volatile. Recent initial public offerings by telecommunications companies and other technology companies have been accompanied by exceptional share price and trading volume changes in the first days and weeks after the securities were released for public trading. Investors may not be able to resell their shares at or above the initial public offering price.

The trading price of our ordinary shares is likely to be subject to wide fluctuations. Factors that may affect the trading price include, but are not limited to:

  •
  the gain or loss of significant customers;

  •
  fluctuations in the timing or amount of customer orders;

  •
  variations in our operating results;

  •
  announcements of new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

  •
  recruitment or departure of key personnel;

  •
  commencement of, or involvement in, litigation;

  •
  changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our shares; and

  •
  market conditions in our industry, the industries of our customers and the economy as a whole.

The trading price and volume for our ordinary shares also will be influenced by the research and reports that industry or securities analysts publish about us or our business. If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be amplified if the trading volume of our ordinary shares is low.

Class action litigation due to share price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Companies such as ours in the telecommunications industry and other technology industries are particularly vulnerable to this kind of litigation as a result of the volatility of their share prices. Any litigation of this sort could result in substantial costs and a diversion of management's attention and resources.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price of the ordinary shares sold in this offering is substantially higher than the net tangible book value per share of our outstanding ordinary shares. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $8.89 per share, based on the assumed public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus. This dilution is due to earlier investors having paid substantially less than the public offering price when they purchased their shares. Investors purchasing ordinary shares in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. The exercise of outstanding options will, and future equity issuances may, result in further dilution to investors. As a result of this dilution, investors purchasing ordinary shares from us will have contributed 91.7% of the total amount of our total net funding to date but will only own 21.7% of our equity.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree.

After the offering, our directors, executive officers, principal shareholders and their affiliated entities will beneficially own 77.21% of our outstanding ordinary shares, or 74.66% if the underwriters exercise their over-allotment option in full. The interests of these shareholders may differ from your interests. These shareholders, if acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the approval or rejection of mergers or other business combination transactions. These shareholders have also entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications. In addition, two of our principal shareholders, Del-Ta Engineering and David Rivel, our Chief Executive Officer, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares with respect to the election of directors effective upon the closing of this offering. This concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

We will have broad discretion in how we use a portion of the proceeds of this offering and we may apply the proceeds to uses in a manner with which not all shareholders agree.

We intend to invest the majority of our net proceeds from this offering in making acquisitions of, or establishing, teleports in the United States and Asia, with the balance of the proceeds to be used for working capital and general corporate purposes, which will include an expansion of our sales and marketing efforts. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products, services or technologies. Currently, we have not identified any specific teleports or complementary businesses to acquire nor do we have any current agreements or commitments with respect to any investment or acquisition. If we acquire additional teleports or complementary businesses, we could overpay or they could fail to enhance our operations. There is no specific allocation for a substantial portion of these funds, and our management has the right to use these funds as it determines. In addition, our management may not be able to use the proceeds to continue the growth of our business or to use the funds in a manner with which all shareholders agree.

Future sales of our ordinary shares could reduce our share price.

We have granted all of our existing shareholders registration rights with respect to their shares. Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could affect materially and adversely the market price of our ordinary shares. The ordinary shares we are offering for sale in this offering will be freely tradable immediately following this offering unless purchased by our affiliates. We, our executive officers and directors and all of our existing shareholders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the consent of CIBC World Markets. After the lock-up agreements expire, an aggregate of approximately 12,872,300 ordinary shares will be eligible for sale in the public market in the event that our shareholders exercise their registration rights, or subject to the limitations of either Rule 144 or Rule 701 under the Securities Act. As these restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. We believe that we were not a PFIC for U.S. federal income tax purposes in any prior taxable year and that we will not be classified as a PFIC for the current taxable year, but we cannot determine our status as a PFIC for our current taxable year or for future taxable years until the close of the applicable tax year. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder's holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or "excess distribution," cannot be offset by any net operating losses. In addition, holders of shares in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares as well as the specific application of the "excess distribution" and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see "U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations."

Provisions of Israeli law, our licenses and current agreements among our principal shareholders may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation. In addition, our licenses from the Israeli Ministry of Communications to operate our teleports in Israel impose certain restrictions on ownership of our shares, as described above under "Risks Relating to Government Regulation — Our licenses from the Israeli Ministry of Communications to operate our teleports impose certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our licenses." These provisions of Israeli law and of our licenses may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares. In addition, our existing shareholders have entered into an agreement providing each of them with a right to tag along to certain sales of our shares by Del-Ta Engineering or Kardan Communications. Furthermore, David Rivel and Del-Ta Engineering, two of our principal shareholders, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares solely with respect to the election of directors effective upon the closing of this offering (see "Certain Relationships and Related Party Transactions" for a detailed description of this agreement). These agreements, which add to the concentration of ownership in our company, may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

Our board of directors could choose not to negotiate with an acquiror that it did not feel was in our strategic interest. If the acquiror were discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by anti-takeover measures, you could lose the opportunity to sell your shares at a favorable price.

If we fail to implement and maintain effective internal controls over financial reporting, our business, operating results and share price could be materially adversely affected.

Beginning with our annual report for our fiscal year ending December 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a report by our management on our internal controls over financial reporting. This report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. The report must also contain a statement that our independent auditors have issued an attestation report on management's assessment of such internal controls.

We have not begun a process to document and evaluate our internal controls over financial reporting. Our efforts to comply with Section 404 are likely to result in significant costs, the commitment of time and operational resources and the diversion of management's attention. If our management identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our independent auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation or on the effectiveness of our internal controls, our business may be harmed. Market perception of our financial condition and the trading price of our shares may be adversely affected and customer perception of our business may suffer.

We will incur increased costs as a result of being a public company.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, the Public Company Accounting Oversight Board and NASDAQ, require changes in the corporate governance practices of public companies. We expect these rules and regulations to result in both a significant initial cost, as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. We estimate that the initial cost relating to becoming a public company will range between $1 million and $1.2 million and that the ongoing expenses of being a public company will be approximately $700 thousand per year.

Our shareholders will not have the protection of NASDAQ corporate governance provisions that except "controlled companies" from these requirements.

Upon completion of this offering, David Rivel and Del-Ta Engineering (an indirect subsidiary of InterGamma) will control a majority of our outstanding ordinary shares as a result of a shareholders agreement they have entered into in connection with this offering (see "Certain Relationships and Related Party Transactions"). As a result, we will be a "controlled company" within the meaning of the NASDAQ rules. Under the NASDAQ rules, a "controlled company" may elect not to comply with certain NASDAQ corporate governance requirements, including (1) the requirement that a majority of the board of directors consists of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors or a nominating and corporate governance committee, nor will our compensation committee consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

If we cease to qualify for the "controlled company" exemption, we will be required to add a number of independent directors in order that our board consist of a majority of independent directors and create additional board committees, all of which may increase our costs. We may encounter difficulty in attracting qualified independent directors. If we fail to attract and retain independent directors as required by these rules we may be subject to SEC enforcement proceedings and delisting by NASDAQ.

Special Note Regarding Forward-Looking Statements and Other Information

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our ability to convince potential customers to use our content management and distribution services rather than the services of other providers, including teleports that are owned by satellite operators;

  •
  the future growth of the global broadcast market;

  •
  our dependence on a few principal suppliers of satellite capacity;

  •
  new products and technologies; and

  •
  our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "should," "could," "would," "expect," "believe," "intend," "estimate," "predict," "potential" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of the risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

This prospectus also includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources. These industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. We have not independently verified these data nor sought the consent of any organization to refer to their reports in this prospectus, and we do not make any representation as to the accuracy of these data.

Use of Proceeds

We estimate that the net proceeds we will receive from the sale of the ordinary shares we are offering will be approximately $39.0 million, based on an assumed initial public offering price of $12.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, or approximately $45.4 million if the underwriters' over-allotment option is exercised in full.

We estimate that the net proceeds the selling shareholder will receive from the sale of the ordinary shares he is offering will be approximately $2.0 million, based on an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and commissions. We will not receive any proceeds from the sale of ordinary shares by the selling shareholder.

We intend to invest between $20 million and $30 million of the net proceeds we receive from this offering in making acquisitions of, or establishing, additional teleports, initially in the United States and subsequently in Asia. The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment and can vary between $5 to $15 million per teleport, depending, among other things, on the location of the teleport and the time it will take to establish the local teleport.

We intend to use the balance of the proceeds for working capital and general corporate purposes, which will include an expansion of our sales and marketing efforts in the markets in which we currently operate and in the markets in which our additional teleports will be located. We currently do not have specific plans for the expansion of our sales and marketing efforts. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products, services or technologies.

Currently, we have not identified any specific teleports or complementary businesses to acquire nor do we have any current agreements or commitments with respect to any investment or acquisition. Therefore, we may invest more than $30 million or less than $20 million of the net proceeds we receive from this offering in making acquisitions of, or establishing, additional teleports. In addition, the actual use of the proceeds may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in "Risk Factors." Accordingly, our management will have broad discretion in applying our net proceeds from this offering. Pending these uses, we intend to invest our net proceeds in high quality, investment grade instruments, which include corporate, financial institution, federal agency or U.S. government obligations.

Dividend Policy

We distributed to our shareholders cash dividends of $4.5 million, $2.5 million and $1.9 million in 2004, 2005 and 2006, respectively. However, following this offering and for the foreseeable future, we do not expect to pay cash dividends to our shareholders. We intend to reinvest any future earnings in developing and expanding our business.

The distribution of dividends may be limited by Israeli law, which permits the distribution of dividends only out of profits, and may be subject to Israeli withholding taxes. See "Description of Share Capital–Dividends" and "Taxation in Israel," respectively.

Capitalization

The following table summarizes our capitalization as of June 30, 2006:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to our receipt of net proceeds of $39.0 million from this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if these events had occurred as of June 30, 2006.

	As of June 30, 2006
	Actual	Pro Forma
	(Unaudited) (in thousands)
Shareholders' equity:
Ordinary shares, NIS 0.01 par value: 20,000,000 shares authorized and 13,047,300 shares issued and outstanding, actual; and 20,000,000 shares authorized and 16,672,300 shares issued and outstanding, pro forma	$29	$37
Additional paid-in capital	3,807	42,814
Retained earnings	9,043	9,043

Total shareholders' equity	$12,879	$51,894

The number of shares shown as issued and outstanding in the table above excludes the following:

  •
  229,320 ordinary shares reserved for issuance under our 2006 Israel Equity Incentive Plan, none of which were outstanding as of June 30, 2006;

  •
  105,840 restricted share units to be granted under our 2006 Israel Equity Incentive Plan upon consummation of this offering;

  •
  233,100 ordinary shares issuable upon exercise of options outstanding as of June 30, 2006; and

  •
  the exercise by the underwriters of their option to purchase up to an additional 570,000 ordinary shares from us to cover over-allotments.

Dilution

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and the pro forma net tangible book value per ordinary share after this offering.

At June 30, 2006, we had a net tangible book value of $12.9 million, or $0.99 per ordinary share. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of our outstanding ordinary shares.

After giving effect to the sale of 3,625,000 ordinary shares offered by us pursuant to this prospectus at an assumed initial public offering price of $12.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of June 30, 2006 would have been approximately $51.9 million, or approximately $3.11 per ordinary share. This represents an immediate dilution of $8.89 per share to new investors in this offering. If the initial public offering price is higher or lower than $12.00 per share, the dilution to new shareholders will be higher or lower, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.00
Historical net tangible book value per share as of June 30, 2006	$0.99
Increase in net tangible book value per share attributable to new investors	2.12
Pro forma net tangible book value per share after this offering		3.11
Dilution per share to new investors		$8.89

If the underwriters exercise their over-allotment option in full, pro forma net tangible book value after the offering will increase to $3.38 per share, representing an immediate dilution of $8.62 per share to new investors.

The following table summarizes, on a pro forma basis as of June 30, 2006, the differences between existing shareholders and new investors with respect to:

  •
  the number of ordinary shares purchased from us;

  •
  the total consideration paid to us; and

  •
  the average price per share investors pay when they buy ordinary shares in this offering.

The calculation in this table with respect to shares to be purchased by new investors in this offering reflects an assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing shareholders	13,047,300	78.3%	3,952,288	8.3%	$0.30
New investors	3,625,000	21.7	43,500,000	91.7	12.00

Total	16,672,300	100.0%	47,452,288	100%

The number of shares disclosed for the existing shareholders includes the 175,000 ordinary shares being sold by the selling shareholder in this offering. The number of shares disclosed for the new investors does not include the 175,000 ordinary shares being purchased by the new investors from the selling shareholder in this offering.

The foregoing discussion and tables assume no exercise of the underwriters' over-allotment option.

If the underwriters exercise their over-allotment option in full, the pro forma number of our ordinary shares held by new public investors will increase to 4,370,000, or approximately 25.3% of the total pro forma number of our ordinary shares outstanding after this offering;

The share data in the table above is based on shares outstanding as of June 30, 2006 and excludes:

  •
  229,320 ordinary shares reserved for issuance under our 2006 Israel Equity Incentive Plan, none of which were outstanding as of June 30, 2006;

  •
  105,840 restricted share units to be granted under our 2006 Israel Equity Incentive Plan upon consummation of this offering; and

  •
  233,100 ordinary shares issuable upon exercise of options outstanding as of June 30, 2006 at a weighted average exercise price of $7.05 per share.

If all the options outstanding on June 30, 2006 were exercised, pro forma net tangible book value per share would be $3.43 and dilution per share to new investors would be $8.57.

Selected Financial Data

The following selected financial data, which is presented in accordance with U.S. GAAP, should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2004 and 2005 and the selected statements of operations data for each of the three years in the period ended December 31, 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2003 have been derived from our audited financial statements not included in this prospectus. The selected balance sheet data as of December 31, 2001 and 2002 and the selected statements of operations data for the years ended December 31, 2001 and 2002, have been derived from our financial statements not included in this prospectus, which were prepared and audited in accordance with Israeli GAAP and which reconciliation to U.S. GAAP has been reviewed but not audited. The selected balance sheet data as of June 30, 2006 and the selected statement of operations data for the six months ended June 30, 2005 and 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future, and the results for the six months ended June 30, 2006 should not be considered indicative of results expected for the full fiscal year.

	Year ended December 31,					Six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
						(Unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenues	$7,383	$10,899	$14,036	$23,767	$31,311	$14,240	$19,704
Cost of revenue	4,720	5,946	8,839	14,065	19,798	8,560	12,427

Gross profit	2,663	4,953	5,197	9,702	11,513	5,680	7,277

Operating expenses:
Sales and marketing	188	255	508	1,383	1,704	938	877
General and administrative	693	1,073	1,306	2,002	2,356	1,191	1,621

Total operating expenses	881	1,328	1,814	3,385	4,060	2,129	2,498

Operating income	1,782	3,625	3,383	6,317	7,453	3,551	4,779
Interest and marketable securities income	48	51	20	75	140	55	83

Currency fluctuation and other financial income (expenses), net	(186)	(234)	1	(115)	(2)	90	229

Change in fair value of embedded currency conversion derivatives	–	–	–	1,465	(1,375)	(1,321)	196
Other income (expenses), net	(5)	–	(1)	184	36	9	4

Income before taxes on income	1,639	3,442	3,403	7,926	6,252	2,384	5,291
Income taxes	574	1,270	1,221	2,756	2,007	720	1,708

Net income	$1,065	$2,172	$2,182	$5,170	$4,245	$1,664	$3,583

Basic income per ordinary share	$0.12	$0.23	$0.23	$0.47	$0.33	$0.13	$0.27

Diluted income per ordinary share	$0.12	$0.23	$0.22	$0.46	$0.33	$0.13	$0.27

Weighted average number of ordinary shares used to compute basic income per ordinary share	8,990,100	9,513,000	9,594,900	11,050,200	12,921,300	12,908,700	13,047,300

Weighted average number of ordinary shares used to compute diluted income per ordinary share	9,046,800	9,582,300	9,708,300	11,289,600	13,034,700	13,028,400	13,047,300

Cash dividend per ordinary share	$–	$0.08	$–	$0.39	$0.19	$0.11	$0.09

	Year ended December 31,					Six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Other Data:
Adjusted net income(1)	$1,086	$2,193	$2,203	$4,224	$5,171	$2,546	$3,472
Adjusted EBITDA(1)	2,267	4,198	4,362	7,649	9,234	4,372	5,836
Depreciation and amortization	464	552	958	1,311	1,760	811	1,033
Capital expenditures	728	526	3,031	3,278	3,051	1,342	3,218
Contracted backlog (as of period end)	*	*	32,659	41,877	91,185	74,114	101,712

*
No data available.

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2006
						(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,755	$602	$3,235	$1,689	$2,060	$714
Working capital	1,522	272	4,176	2,765	4,056	4,815
Total assets	5,062	7,928	12,716	18,342	20,409	24,788
Total liabilities	1,705	1,266	6,107	9,687	9,902	11,909
Retained earnings	908	2,351	2,110	4,922	6,695	9,043
Shareholders' equity	1,924	3,388	6,609	8,655	10,507	12,879

(1)    We use two financial measures, adjusted net income and adjusted EBITDA, which are not GAAP financial measures. We believe that both measures are principal indicators of the operating and financial performance of our business.

Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R and the net effect of embedded derivative income/expenses according to SFAS 133. Some of our customers and suppliers contracts are denominated in currencies that are neither our functional currency nor the functional currency of the customers or suppliers, as the case may be. For example, in 2004, we entered into supply agreements denominated in Euros with a vendor in the UK, while the Euro is neither our functional currency nor the functional currency of the UK vendor. In these cases, SFAS 133 requires that we separate the currency component from the applicable customer or supply contract and account for it as a currency derivative and mark this instrument to market through the statement of operations every period. This adjustment is included in a separate line on the statement of operations entitled "changes in fair value of embedded currency conversion derivatives." We believe we have been able to reduce the net foreign currency exposure by matching the relevant contracts to various similarly denominated revenue contracts with our customers. However, because the revenue contracts with offsetting exposures are denominated in the functional currencies of the customers, the currency components are not separately accounted for as derivatives. As a result, the separation of this currency derivative for accounting purposes has caused and may continue to cause significant statement of operations volatility for the remainder of these contracts' terms based on the fluctuation of the exchange rate between the U.S. dollar and these contracts' currencies (usually the Euro). The embedded derivative expenses/income does not represent the actual cash generated or expended in operating activities and therefore we exclude it for purposes of arriving at our adjusted net income.

Adjusted net income does not give effect to currency fluctuations and other financial income as it is considered to be cash income (expenses).

We follow the fair-value based method of accounting for all of our option plans in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for options granted prior to December 31, 2005 and SFAS 123R for grants after January 1, 2006, and have incurred expenses in the reported years. We intend to grant restricted share units to our employees in connection with this offering and as a result we expect to have incremental non-cash equity-based compensation charges in our operating results. Since we believe the actual cash generated or expended in operating activities are important measures to understand our result, we believe excluding the incremental impact of SFAS 123R from net income provides meaningful supplemental information regarding our financial results when assessing our historical performance and year-over-year growth and when planning, forecasting and analyzing future periods.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We use the non-GAAP financial measure adjusted EBITDA by adding to net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, income taxes, non-cash equity-based compensation charge and depreciation and amortization.

Our management believes the non-GAAP financial information (adjusted net income and adjusted EBITDA) provided in this prospectus is useful to investors' understanding and assessment of our on-going core operations and prospects for the future. We give weight to adjusted net income in our budgeting process and planned capital expenditures and believe that it gives our investors a presentation of our operating results from prior periods that reflect how we will be planning and evaluating our results in future periods. We also rely on adjusted EBITDA as a primary measure to review and assess our operating performance and to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that adjusted net income and adjusted EBITDA permit investors to engage in a more comprehensive analysis of our core operating performance, and since adjusted EBITDA and similar variations of EBITDA are non-GAAP measures that are widely used by other companies in our industry, the presentation of adjusted EBITDA can also assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, taxes, interest and other items that do not directly affect our operating performance. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. However, our adjusted net income and adjusted EBITDA are not measures of financial performance under GAAP and are not intended to be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, our adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" for a discussion of limitations relating to the use of the Non-GAAP financial measures presented in this prospectus. Management uses both GAAP and non-GAAP information in evaluating and operating our business internally and as such deemed it important to provide all this information to investors.

Reconciliations of adjusted net income and adjusted EBITDA to net income, the most directly comparable GAAP financial measure, are set forth below:

	December 31,					Six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Reconciliation of Net Income to Adjusted Net Income:
Net income – as reported	$1,065	$2,172	$2,182	$5,170	$4,245	$1,664	$3,583

Non-cash equity-based compensation charge	21	21	21	21	21	10	24
Changes in fair value of embedded currency conversion derivatives	–	–	–	(1,465)	1,375	1,321	(196)
Change in deferred tax on embedded derivatives	–	–	–	498	(470)	(449)	61

Adjusted net income	$1,086	$2,193	$2,203	$4,224	$5,171	$2,546	$3,472

	Year ended December 31,					Six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income – as reported	$1,065	$2,172	$2,182	$5,170	$4,245	$1,664	$3,583

Interest and marketable securities (income)	(48)	(51)	(20)	(75)	(140)	(55)	(83)
Currency fluctuation and other financial (income) expenses, net	186	234	(1)	115	2	(90)	(229)
Changes in fair value of embedded currency conversion derivatives	–	–	–	(1,465)	1,375	1,321	(196)
Other expenses (income), net	5	–	1	(184)	(36)	(9)	(4)
Income tax expense	574	1,270	1,221	2,756	2,007	720	1,708
Non-cash equity-based compensation charge	21	21	21	21	21	10	24
Depreciation and amortization	464	552	958	1,311	1,760	811	1,033

Adjusted EBITDA	$2,267	$4,198	$4,362	$7,649	$9,234	$4,372	$5,836

Management's Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion together with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under "Risk Factors," "Special Note Regarding Forward-Looking Statements and Other Information" and elsewhere in this prospectus.

Overview

We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary "RRSat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers. Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRSat Global Network infrastructure. Our content management services involve the digital archiving and sophisticated compilation of a customer's programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated transmission services for these channels in accordance with our customer's broadcast schedules, known as playlists. We concurrently provide services to more than 265 television channels and more than 80 radio channels, covering more than 150 countries.

We lease our transmission capacity from satellite and terrestrial fiber optic network providers to fulfill the distribution requirements of our customers. By leasing capacity as required, we minimize our capital expenditure and reduce excess capacity in our network. Consequently, our network can be expanded substantially without having to incur significant capital expenditures. Most of our capital expenditures relate to transmission and playout equipment. Because of our network design, we have incurred relatively minimal indebtedness in growing our business. We enjoy significant cost benefits since we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network. Most of our customers have entered into long-term contracts with us, and these contracts represent the majority of our revenues. This allows us to minimize capital expenditures and potential underutilization of assets, and facilitates our matching of operating expenses with revenues.

We sell our services primarily through a direct sales force in each market, supplemented by sales agents. These agents often have other business relationships with the customer.

We formed the company in 1981. In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels. In 2000, we formed the "RRSat Global Network" concept and entered into the global content management and distribution services market. In the last five years, RRSat has become one of the few companies worldwide to possess a global network allowing distribution via satellites, fiber optic lines and the public Internet. In 2003, we opened our playout center. Today we provide playout services to more than 65 television channels for distribution through our RRSat Global Network.

We see a significant financial advantage in strategically leasing our global network. Our ability to match our supplier and customer contracts and to effectively utilize capacity on an ongoing basis affects our results.

Revenues.    We provide content distribution services, such as uplink, downlink, turnaround, encryption, encoding, storage, localization and time delay services, and integrated content management, such as production and playout services and satellite newsgathering services (SNG), on a long term and occasional use basis, to over 345 television and radio channels (see "Business — The RRSat Solution" for a detailed description of the services that we provide).

Most of our revenues are from monthly services provided to our customers under long-term contracts. In 2005, 83.4% of our revenues were generated from long-term contracts and 8.6% of our revenues were generated from occasional services provided to existing customers or to new customers.

Contracted Backlog.    Our backlog of long-term customer contracts provides us with revenue visibility for the next 12-month period as well as a reliable stream of future revenues in the next two to five years. Of our $101.7 million of contracted backlog as of July 1, 2006, $19.1 million are related to services to be delivered in the remainder of 2006, $30.5 million in 2007, $22.4 million in 2008, $14.1 million in 2009, $9.6 million in 2010 and the balance related to services to be delivered through 2016. Of our $101.7 million contracted backlog, which we do not recognize as revenue until we actually perform the services, approximately $81.0 million, or 79.6%, is related to obligations to be provided under non-cancelable agreements and $20.7 million, or 20.4%, is related to obligations to be provided under cancelable agreements. Of our $20.7 million contracted backlog that relates to cancelable agreements, $3.7 million relates to services to be delivered in the second half of 2006, $7.9 million relate to services to be delivered in 2007, $5.7 million relates to services to be delivered in 2008 and $3.4 relates to services to be delivered from 2009 through 2011. Most of our cancelable agreements (70.0%) may be canceled by an advanced notice of between 30 to 120 days, while 29.3% of our cancelable agreements may be canceled at certain predefined exit dates and 0.7% may be canceled by the customers' payment of a penalty equal to between one and six months' fees. We cannot rule out the possibility that we could face contract terminations arising in the normal course of business or as a result of other market forces. As of July 1, 2006, the weighted average remaining duration of our contracted backlog was approximately three and a half years.

Long-term contracts are generally billed monthly in advance and are usually secured via a cash deposit for the last one to three months of service. Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues from customers under all long-term contractual agreements. Our contracted backlog for future services as of December 31, 2004 and 2005 was $41.9 million and $91.2 million, respectively. The increase in contracted backlog from December 31, 2004 to December 31, 2005 was the result of additional new customer contracts and expansion of existing customer contracts.

Pricing.    Various market forces affect the pricing of our services. We sell our services at prevailing market prices, which vary based upon the regions to which the distribution is required by our customer, the type of service, the network capacity for the distribution needs, the duration of the service under contract and the supply of additional value-added services. In general, each service is tailored to the customer's needs and is priced accordingly.

Geographic Revenue Breakdown.    We have historically derived revenues from customers based in different geographical areas. The following table sets forth the breakdown of our revenues on a percentage basis, for the years 2003 through 2005 and for the six months ended June 30, 2005 and 2006, by the geographical locations of our customers. Most of our contracts are denominated in U.S.

dollars. The services we render are not necessarily rendered in the same geographic areas as those in which the customers are located.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(as a percentage of total revenues)
North America	14.9%	10.1%	16.9%	15.8%	19.6%
Europe	30.8	43.3	40.5	40.9	39.9
Asia	15.3	18.6	16.5	17.8	13.1
Israel	28.1	18.3	15.3	15.7	14.2
Middle East (other than Israel)	10.9	9.1	9.1	7.9	10.2
Rest of world	–	0.5	1.7	1.9	3.0

Total	100%	100%	100%	100%	100%

We expect that, as a result of our contemplated expansion of our operations in the U.S. and Asia, the percentage of revenues that we derive from customers located in North America and Asia will increase.

Customers and Customer Concentration.    We supply our services to customers all over the world and our sales are derived from a large number of individual customers. During 2005, our revenues were derived from more than 200 customers. In 2005, our ten largest customers accounted for 41.0% of total revenues, and no single customer accounted for more than 9.0% of our total revenues. It is our policy to require a deposit for the last one to three months of service from most of our customers. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

Cost of Revenues.    Our cost of revenues represents costs directly related to the operation of our network, including payments for network services (primarily satellite services), salaries and depreciation of transmission and playout equipment. The principal component of cost of revenues is the monthly fees paid to network service providers such as satellite space segment and teleport services and fiber network leases. We lease our space segment capacity pursuant to long-term contracts. We can terminate approximately 25.0% of our supplier network services contracts within one to three months of notice in the event of termination of the customer contract or in some cases without cause. We lease approximately 80.0% of our space segment capacity on a non-preemptible basis, providing our network a higher level of reliability to our customers and assurance in the case of service outage. We believe the remaining preemptible contracts allow us to provide customers with a cost effective solution. Changes in market conditions, such as in the supply and demand of satellite capacity, may result in increasing costs, both for our existing preemptible contracts and for new capacity contracts. If we are unable to increase our services prices, our gross profit may decline.

Gross Profit.    Our efficiency in matching supplier contracts with customer contracts affects our gross margins and is reflected in the utilization of our committed capacity on an ongoing basis. When we are required to commit to long-term capacity leases of network services, our gross margin may decrease until we are able to utilize the entire capacity. We may also be subject to price increases for new or renewed network services, and until we are able to adjust the prices we charge our customers, we may suffer a decrease of gross margin.

Sales and Marketing Expenses.    Our sales and marketing expenses consist of salary and related expenses for our direct sales force and success based agent fees for our agents. Our agreements with agents are nonexclusive unless the agent has identified a potential customer, in which case he will be granted exclusivity for the sales process with such customer. If the agent is successful, her or his fees are payable during the term of the customer contract and are conditioned on the performance of the contracts, and therefore, we recognize those fees over the contract's term. Those fees may be a percentage of the marginal profit from the individual customer contract or a percentage of the contract value. We expect that our selling expenses will continue to increase as we expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers in the United States and Asia, while continuing to employ our strategy in other parts of the world of additionally working with local marketing and sales agents, who are familiar with their local markets, needs and cultures. The expansion of our sales and marketing efforts as described above entail an increase of our direct sales force, resulting in increased wages, travel and overhead costs and additional success based agent fees, and an investment in marketing activities to create local brand recognition. We could also face additional expenses depending on the location of our new local teleports and playout centers.

General and Administrative Expenses.    Our general and administrative expenses consist of salaries and related costs for employees and other expenses related to administration, facilities and legal and accounting services. It includes management fees to our shareholders that amounted to $420 thousand in 2004, $600 thousand in 2005 and $300 thousand in the six months ended June 30, 2006 (see "Certain Relationships and Related Party Transactions"). Our general and administrative expenses include changes in the provision for doubtful accounts, which, in management's opinion, adequately reflect the loss included in those debts the company is unlikely to collect. The provision for doubtful accounts is calculated as a percentage of outstanding receivable balance based on the age of the debt and past experience. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand, resulting in our need for additional staff and professional consulting, and as we incur additional expenses relating to our being a publicly traded company, such as legal and accounting expenses, expenses relating to our directors' and officers' insurance policy and expenses associated with the implementation of the procedures required by the Sarbanes-Oxley Act. We estimate that the initial expenses relating to our becoming a public company will range between $1 million and $1.2 million and that the ongoing expenses of being a public company will amount to approximately $700 thousand per year. We intend to fund these expenses initially from interest earned on our proceeds from this offering and in the future, from our working capital. We also expect to incur in the fourth quarter of 2006 a one-time expense of approximately $1 million in connection with the termination of Datacom Communications L.R. Ltd.'s, or Datacom's, option to purchase ordinary shares in consideration for $500 thousand, and in connection with special management fees that we expect to pay at the time of this offering to Del-Ta Engineering and Kardan Communications in an aggregate amount of $500 thousand. See "Certain Relationships and Related Party Transactions — Special Management Fees" and "— Employment Agreements."

Depreciation and Amortization Expense.    Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets once the assets are placed into service. We generally depreciate teleport related equipment (satellite dish antennas, receivers transmitters, playout room equipment, etc.), which represents the majority of our fixed assets, over a 7-year period, while leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the assets, which is typically 10 years.

Share-based Compensation.    Our operating expenses also include share-based compensation expenses, which are allocated among general and administrative expenses. Share-based compensation expenses results from the granting of options to employees under the fair-value based method of accounting (calculated using the Black-Scholes model). The share-based compensation expenses are recorded to operating expenses over the vesting periods of the individual options. Based on the assumed public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, the intrinsic value of the options outstanding as of June 30, 2006, was $1.2 million, all related to unvested options.

Interest and Marketable Securities Income.    Interest and marketable securities income represents interest income earned (mainly on bank deposits) and gains from marketable securities invested through a broker in Israel.

Currency Fluctuation and Other Financial Income (Expenses), Net.    Currency fluctuation and other financial income (expenses), net primarily result from currency exchange rate fluctuations affecting transactions denominated in currencies other than the US dollar, our functional currency. Other financial income (expenses) relate to bank charges. We expect our currency fluctuation and other financial income (expenses), net to be volatile as a result of fluctuations of the exchange rates between the US dollar and other currencies denominating our transactions, mainly the Euro and the NIS.

Gains (losses) from Non-cash Change in Fair Value of Embedded Currency Conversion Derivative.    Some of our customers and suppliers contracts are denominated in currencies that are neither our functional currency nor the functional currency of the customers or suppliers, as the case may be. For example, in 2004, we entered into supply agreements denominated in Euro with a vendor in the UK, while the Euro is neither our functional currency nor the functional currency of the UK vendor. In these cases, SFAS 133 requires that we separate the currency component from the applicable customer or supply contract and account for it as a currency derivative and mark this instrument to market through the statement of operations every period. This adjustment is included in a separate line on the statement of operations entitled "changes in fair value of embedded currency conversion derivatives." We believe we have been able to reduce the net foreign currency exposure by matching the relevant contracts to various similarly denominated revenue contracts with our customers. However, because the revenue contracts with offsetting exposures are denominated in the functional currencies of the customers, the currency components are not separately accounted for as derivatives. As a result, the separation of this currency derivative for accounting purposes has caused and may continue to cause significant statement of operations volatility for the remainder of these contracts' terms based on the fluctuation of the exchange rate between the U.S. dollar and these contracts' currencies (usually the Euro). The embedded derivative expenses/income does not represent the actual cash generated or expended in operating activities. Our management believes that this non-GAAP information is useful to investors' understanding and assessment of our on-going core operations and prospects for the future. For additional information regarding SFAS 133, see "Application of Critical Accounting Policies — Foreign Currency Embedded Derivatives" below, and for a reconciliation of net income to adjusted net income reflecting an adjustment to our U.S. GAAP net income, see "Selected Financial Data" above.

Income Taxes.    Income tax is computed on the basis of our results in nominal New Israeli Shekels (NIS) determined for statutory purposes. We are assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits. On July 25, 2005, the Israeli Parliament (the Knesset) passed a tax reform act that provides for a gradual reduction in the corporate income tax rate as follows: in 2006 the tax rate will be 31.0%, in 2007 — 29.0%, in 2008 — 27.0%, in 2009 — 26.0% and from 2010 onward the tax rate will be 25.0%. Furthermore, beginning in 2010, upon reduction of the corporate income tax rate to 25.0% capital gains will be subject to tax at the rate of 25.0%. Current and deferred tax balances as of December 31, 2005 are calculated in accordance with the new tax rates provided in the tax reform. The effect of the change on the financial statements as of the beginning of 2005 is a decrease in income tax expense in the amount of $60 thousand.

We were recently granted an "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, for our contemplated expansion of export revenues in the taxable years 2006 to 2012 as compared to our revenues in 2005. Under the terms of our approved enterprise program, our income from that approved enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years, to be calculated on the portion of our taxable income associated to the expansion (calculated on a pro rated basis to the additional revenues for the taxable year compared to the base year, which is 2005). Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms' length terms for all related party transactions. We are also required to increase our share capital to $50 thousand, which we intend to do in connection with this offering. See "Taxation in Israel — Law for the Encouragement of Capital Investments, 1959" for more information about our "approved enterprise" status.

Expansion Plans.    We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations, allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

Non-GAAP Financial Measures.    Adjusted net income and adjusted EBITDA are non-GAAP financial measures. We determine adjusted net income by eliminating the non-cash equity-based compensation charge resulting from the application of SFAS No. 123R and the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS No. 133. We determine adjusted EBITDA by adding to net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, income taxes, non-cash equity-based compensation charge and depreciation and amortization.

We believe adjusted net income and adjusted EBITDA give investors a presentation of our operating performance in prior periods that reflects how we will be reporting our operating performance in future periods, which provides investors with additional and more comparative information in assessing our prospects, as well as enables investors to engage in a more comprehensive analysis of our core operating performance. However, adjusted net income and adjusted EBITDA are not measures of financial performance under GAAP and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income (loss).

Management uses adjusted net income for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and determining bonuses and changes in compensation. We therefore utilize adjusted net income as a useful alternative to net income as an indicator of our performance. While we believe that the items excluded from adjusted net income are not indicative of our core operating results, these items do impact our statements of operations, and management therefore utilizes adjusted net income as an operating performance measure in conjunction with GAAP measures, such as net income (loss) and gross profit.

We rely on adjusted EBITDA as a primary measure to review and assess our operating performance. We also use adjusted EBITDA to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that adjusted EBITDA and similar variations of EBITDA are non-GAAP measures that are widely used by other companies in our industry and the presentation of adjusted EBITDA can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, taxes, interest and other items that do not directly affect our operating performance.

Adjusted net income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss), cash flows from operating activities and other income or cash flows statement data prepared in accordance with GAAP. Adjusted net income does not reflect non-cash items that impact our net income (loss), which is the performance measure more widely used by investors. Further, other companies in our industry may calculate adjusted net income differently than we do, thereby limiting its usefulness as a comparative measure.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income, cash flows from operating activities and other income or cash flows statement data prepared in accordance with GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect interest expense, income taxes, depreciation and amortization, non-cash equity-based compensation charge, or currency fluctuation, which are charges impacting our net income (loss). As a result, adjusted EBITDA is not a substitute for net income (loss) or net income (loss) per share which are performance measures widely used by investors;

  •
  Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

  •
  Other companies in our industry may calculate adjusted EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, adjusted net income and adjusted EBITDA should not be considered as measures of performance in compliance with GAAP. We compensate for this limitation by relying primarily on our GAAP results and using adjusted net income and adjusted EBITDA only supplementally. See our statements of operations and our statements of cash flows included in our financial statements included elsewhere in this prospectus.

Application of Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations.

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results may differ from these estimates under different conditions. Our significant accounting policies are more fully described in the notes to the accompanying consolidated financial statements.

Functional and Reporting Currency.    Our accounting records are maintained in NIS and U.S. dollars. The U.S. dollar is the currency of the primary economic environment in which our operations are conducted and expected to be conducted in the future. Therefore the U.S. dollar has been determined to be our functional currency. Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using the current exchange rate. Gains and losses from the transaction of foreign currency balances are recorded in the statement of operations.

Provision for Doubtful Accounts.    The financial statements include specific provisions for doubtful debts, which, in management's opinion, adequately reflect the loss included in those debts whose collection is doubtful. Doubtful debts, which according to management's opinion, are unlikely to be collected, are written-off from the Company's books, based on a management resolution. Management's determination of the adequacy of the provision is based on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.

Income Taxes.    We account for income taxes under SFAS No. 109 "Accounting for Income Taxes". Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

Fair Value of Embedded Currency Conversion Derivatives.    We account for derivatives and hedging activities in accordance with SFAS 133, as amended, which requires that derivatives instruments within its scope be recorded on the balance sheet at their respective fair value.

We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks, but occasionally enter into commercial (foreign currency) contracts in which a derivative instrument is "embedded". For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operation.

Accounting for Stock-Based Compensation.    We follow the fair-value based method of accounting for all of our option plans in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for options granted prior to December 31, 2005 and SFAS 123R for grants after January 1, 2006. The grant date fair value of the options awarded is calculated using the Black-Scholes model and the associated compensation cost is amortized over their vesting period. As described in Note 11 to our financial statements included elsewhere in this prospectus, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model with certain assumptions that are significant inputs. The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying shares as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying shares, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option. These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.

Recent Accounting Pronouncements.    We examined the recently issued accounting standards and believe that the adoptions of these standards will not have a significant impact on our financial statements.

Results of Operations

The following table sets forth selected statements of operations data for each of the periods:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$14,036	$23,767	$31,311	$14,240	$19,704
Cost of revenues	8,839	14,065	19,798	8,560	12,427

Gross profit	5,197	9,702	11,513	5,680	7,277

Operating expenses:
Sales and marketing	508	1,383	1,704	938	877
General and administrative	1,306	2,002	2,356	1,191	1,621

Total operating expenses	1,814	3,385	4,060	2,129	2,498

Operating income	3,383	6,317	7,453	3,551	4,779
Interest and marketable securities income	20	75	140	55	83
Currency fluctuation and other financial income (expenses), net	1	(115)	(2)	90	229
Changes in fair value of embedded currency conversion derivatives	–	1,465	(1,375)	(1,321)	196
Other income (expenses), net	(1)	184	36	9	4

Income before taxes on income	3,403	7,926	6,252	2,384	5,291
Income taxes	1,221	2,756	2,007	720	1,708

Net income	$2,182	$5,170	$4,245	$1,664	$3,583

Basic income per ordinary share	$0.23	$0.47	$0.33	$0.13	$0.27

Diluted income per ordinary share	$0.22	$0.46	$0.33	$0.13	$0.27

Weighted average number of ordinary shares used to compute basic income per ordinary share	9,594,900	11,050,200	12,921,300	12,908,700	13,047,300

Weighted average number of ordinary shares used to compute diluted income per ordinary share	9,708,300	11,289,600	13,034,700	13,028,400	13,047,300

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2006

	Six months ended
	June 30, 2005		June 30, 2006
	(Unaudited) (in thousands and as a percentage of total revenues)
Revenues	$14,240	100%	$19,704	100%
Cost of revenues	8,560	60.1	12,427	63.1

Gross profit	5,680	39.9	7,277	36.9

Operating expenses:
Sales and marketing	938	6.6	877	4.5
General and administrative	1,191	8.4	1,621	8.2

Total operating expenses	2,129	15.0	2,498	12.78

Operating income	3,551	24.9	4,779	24.3
Interest and marketable securities income	55	0.4	83	0.4
Currency fluctuation and other financial income (expenses), net	90	0.6	229	1.2
Changes in fair value of embedded currency conversion derivatives	(1,321)	(9.3)	196	1.0
Other income, net	9	–	4	–

Income before taxes on income	2,384	16.7	5,291	26.8
Income taxes	720	5.1	1,708	8.7

Net income	$1,664	11.7	$3,583	18.1

Revenues.    Revenues were $19.7 million for the six months ended June 30, 2006, an increase of 38.7%, from $14.2 million in the same period of 2005. The increase in revenues was primarily due to an increase of $4.6 million in revenues from long-term service contracts and an increase of $700 thousand in revenues from the provision of occasional services.

Cost of Revenues.    Cost of revenues was $12.4 million for the six months ended June 30, 2006, an increase of 45.2%, from $8.6 million in the same period of 2005. This increase is due primarily to additional payments for transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on our network. Network services costs were $10.0 million in the six months ended June 30, 2006, an increase of 57.0%, from $6.3 million in the same period of 2005.

As a percentage of total revenue, cost of revenues increased from 60.1% in the six months period ended June 30, 2005 to 63.1% in the same period of 2006. The increase in cost of service as a percentage of revenue is primarily due to network services purchased prior to being fully utilized in providing services to customers. The utilization of the network in the six months period ended June 30, 2005 was at a higher level than that of the same period in 2006.

The other principal components of cost of revenues include depreciation and amortization which were $1.0 million in the six months period ended June 30, 2006, an increase of 27.5% from $810 thousand in the same period of 2005. This increase is directly attributable to the increase in fixed assets which grew as a direct result of the addition of customers on our network.

Sales and Marketing Expenses.    Sales and marketing expenses were $880 thousand in the six months period ended June 30, 2006, a decrease of 6.5% from $940 thousand in the same period of 2005. The decrease in the dollar amount of sales and marketing expenses is a result of a decrease in agent fees as partially offset by an increase in salaries and wages. As a percentage of revenues sales and marketing expenses were 6.6% and 4.5% in the six month period ended June 30, 2005 and 2006, respectively.

Sales and marketing salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 21.0% and 38.4% of our total sales and marketing expenses in the six month period ended June 30, 2005 and 2006, respectively. Salaries, wages and benefits increased $140 thousand from $200 thousand in the six month period ended June 30, 2005 to $340 thousand in the same period of 2006 due to an increase in the number of employees and salary adjustments that occurred in January 2006 and due to an increase in performance based bonus paid to an employee.

Agents and commission fees paid to third parties comprised 68.9% and 50.7% of our total sales and marketing expenses in the six month period ended June 30, 2005 and 2006, respectively. Agent fees decreased $200 thousand from $650 thousand in the six month period ended June 30, 2005 to $450 thousand in the same period of 2006. The decrease in agent fees is due to a decrease in fees paid to an agent in the six month period ended June 30, 2006 as compared to the fees paid to this agent in the six months ended June 30, 2005. This decrease, resulting from the provisions of our agreement with the agent, was partially offset by fees paid to other agents with respect to contracts with new customers.

General and Administrative Expenses.    General and administrative expenses were $1.6 million in the six months period ended June 30, 2006, an increase of 36.0% from $1.2 million in the same period of 2005. The increase in the dollar amount of general and administrative expenses is mainly the result of an increase in salaries, wages and service fees paid to our general and administrative officers and employees and an increase in expenses on provision for doubtful accounts. As a percentage of revenues, general and administrative expenses were 8.4% and 8.2% in the six month period ended June 30, 2005 and 2006, respectively.

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 51.0% and 58.2% of our total general and administrative expenses in the six month periods ended June 30, 2005 and 2006, respectively. Salaries, wages and service fees expenses increased by $335 thousand in the six month period ended June 30, 2006 compared to the same period in 2005, mainly due to an increase in the number of employees and bonus paid due to our company's performance (see "Certain Relationships and Related Parties Transactions").

Expenses on provision for doubtful accounts increased by $163 thousand from $74 thousand in the six month period ended June 30, 2005 to $237 thousand in the six month period ended June 30, 2006. The increase is due to the increase in trade receivables outstanding at the end of the period.

Interest and Marketable Securities Income.    Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $83 thousand in the six months period ended June 30, 2006, an increase of $27 thousand from interest and marketable securities income of $55 thousand in the same period of 2005. This increase is primarily the result of interest from bank deposits.

Currency Fluctuation and Other Financial Income (Expenses), Net.    Currency fluctuation and other financial income, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the US dollar, our functional currency, were $229 thousand in the six month period ended June 30, 2006, an increase of $139 thousand from currency fluctuation and other financial income, net of $90 thousand in the same period of 2005. This increase is primarily the result of changes in the exchange rates of the dollar versus the Euro and versus the NIS.

Changes in Fair Value of Embedded Currency Conversion Derivatives.    The change in fair value of embedded currency conversion derivatives was an income of $196 thousand in the six month period ended June 30, 2006, compared to an expense of $1.3 million in the same period of 2005. The change in the six month period ended June 30, 2005 is due to the decrease of the exchange rate between the U.S. dollar and the EURO from 1.3565 U.S. dollar/EURO at the end of 2004 to 1.208 U.S. dollar/EURO as of June 30, 2005 and the respective change in the value of the U.S. dollar-EURO forward contracts. The change in the six month period ended June 30, 2006 is due to the increase of the exchange rate between the U.S. dollar and the EURO from 1.1839 U.S. dollar/EURO at the end of

2005 to 1.271 U.S. dollar/EURO as of June 30, 2006 and the respective change in the value of the U.S. Dollar-EURO forward contracts.

Income Taxes.    Income taxes were $1.7 million in the six month period ended June 30, 2006, an increase of 137.2% from $720 thousand in the same period of 2005. The increase is primarily due to the increase in income before taxes on income. In addition, the taxes on income in the six month period ended June 30, 2006 include an expense of $100 thousand for previous years taxes as a result of a settlement agreement signed with the Israeli tax authorities with respect to the years 2001 to 2003.

Net Income.    Net income was $3.6 million in the six month period ended June 30, 2006, an increase of 115.6% from $1.7 million in the same period of 2005. The increase is due to an increase in operating income of $1.2 million and a decrease of non cash change in fair value of embedded currency conversion derivative net of deferred taxes of $1.0 million which was only partially offset by an increase in income taxes.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

	Year ended
	December 31, 2004		December 31, 2005
	(in thousands and as a percentage of total revenues)
Revenues	$23,767	100%	$31,311	100%
Cost of revenues	14,065	59.2	19,798	63.2

Gross profit	9,702	40.8	11,513	36.8

Operating expenses:
Sales and marketing	1,383	5.8	1,704	5.4
General and administrative	2,002	8.4	2,356	7.5

Total operating expenses	3,385	14.2	4,060	13.0

Operating income	6,317	26.6	7,453	23.8
Interest and marketable securities income	75	0.3	140	0.4
Currency fluctuation and other financial income (expenses), net	(115)	(0.4)	(2)	0.0
Changes in fair value of embedded currency conversion derivatives	1,465	6.2	(1,375)	(4.4)
Other income (expenses), net	184	0.8	36	0.1

Income before taxes on income	7,926	33.3	6,252	20.0
Income taxes	2,756	11.6	2,007	6.4

Net income	$5,170	21.8	$4,245	13.6

Revenues.    Revenues were $31.3 million for the year ended December 31, 2005, an increase of 31.7%, from $23.8 million in 2004. The increase in revenues was primarily due to an increase in monthly payments under long-term service contracts of which about $6.0 million are attributable to new customers.

Cost of Revenues.    Cost of revenues was $19.8 million for the year ended December 31, 2005, an increase of 40.8%, from $14.1 million in 2004. This increase is due primarily to additional payments for transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on our network. Network services costs were $15.2 million in the period ended December 31, 2005, an increase of 47.6%, from $10.3 million in 2004.

As a percentage of total revenue, cost of revenues increased from 59.2% in 2004 to 63.2% in 2005. The increase in cost of services as a percentage of revenue is primarily due to payments for transmission capacity acquired as part of the expansion of our network, prior to being fully utilized in providing services to customers. The utilization of the network in 2004 was at a maximum level and therefore we expect the gross margin in the near term to remain as in 2005.

The other principal components of cost of revenues include depreciation and amortization which were $1.7 million in 2005, an increase of 34.2% from $1.3 million in 2004. This increase is directly attributable to the increase in fixed assets which grew as a direct result of the addition of customers on our network.

Sales and Marketing Expenses.    Sales and marketing expenses were $1.7 million in the year ended December 31, 2005, an increase of 23.2% from $1.4 million in 2004. The increase in the dollar amount of sales and marketing expenses is the result of the growth in our business. Sales and marketing expenses as a percentage of revenues were 5.8% and 5.4% in 2004 and 2005, respectively.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 18.3% and 20.5% of our total sales and marketing expenses in 2004 and 2005, respectively. Salaries, wages and benefits increased $100 thousand from $260 thousand in 2004 to $360 thousand in 2005 due to an increase in the number of our employees and salary raises.

Agents and commission fees paid to third parties comprised 73.3% and 67.2% of our total sales and marketing expenses in 2004 and 2005, respectively. Agent fees increased $200 thousand from $1million in 2004 to $1.2 million in 2005 due to additional fees paid with respect to new contracts.

General and Administrative Expenses.    General and administrative expenses were $2.4 million in the year ended December 31, 2005, an increase of 17.7% from $2.0 million in the same period of 2004. The increase in the dollar amount of general and administrative expenses is mainly the result of an increase in management fees paid to our shareholders and an increase in expenses for doubtful accounts. As a percentage of revenues, general and administrative expenses were 8.4% and 7.5% in 2004 and 2005, respectively

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 57.7% and 49.5% of our total general and administrative expenses in 2004 and 2005, respectively. Salaries, wages and service fees expenses increased by $26 thousand from 2004 to 2005.

Management fees paid to our shareholders increased by $180 thousand from 2004 to 2005, mainly due to an increase in our operational activities.

In the year ended December 31, 2005, expenses on provision for doubtful accounts were $212 thousand, whereas in the year ended December 31, 2004, there were no expenses on provision for doubtful accounts. These expenses in 2005 were mainly due to the write-off of lost debt in the amount of $249 thousand during 2005.

Interest and Marketable Securities Income.    Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $140 thousand in the year ended December 31, 2005, an increase of $65 thousand from interest and marketable securities income of $75 thousand in the same period of 2004. This increase is primarily the result of increased gain on marketable securities in 2005.

Currency Fluctuation and Other Financial Income (Expenses), Net.    Currency fluctuation and other financial expenses, net, primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the US dollar, our functional currency, were $2 thousand in the year ended December 31, 2005, a decrease of $113 thousand from currency fluctuation and other financial expenses, net of $115 thousand in 2004. This decrease is primarily the result of changes in the exchange rates of the dollar versus the Euro and versus the NIS.

Changes in Fair Value of Embedded Currency Conversion Derivatives.    The change in fair value of embedded currency conversion derivatives was an expense of $1.4 million in the year ended December 31, 2005, compared to income of $1.5 million in 2004. This change is due to the decrease of the exchange rate between the U.S. dollar and the EURO from 1.3565 U.S. dollar/EURO at the end of 2004 to 1.1839 U.S. dollar/EURO at the end of 2005, and the respective change in the value of the U.S. dollar-EURO forward contracts.

Income Taxes.    Income taxes were $2.0 million in the year ended December 31, 2005, a decrease of 27.2% from $2.8 million in the same period of 2004. The decrease is primarily due to the decrease in income before taxes on income as well as the decrease in tax rates from 35% in 2004 to 34% in 2005.

Net Income.    Net income was $4.2 million in the year ended December 31, 2005, a decrease of 17.9% from $5.2 million in 2004. The decrease is due to the non cash change in fair value of embedded currency conversion derivative net of deferred taxes of $1.9 million, which was only partially offset by an increase in operating income of $1.1 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

	Year ended
	December 31, 2003		December 31, 2004
	(in thousands and as a percentage of total revenues)
Revenues	$14,036	100%	$23,767	100%
Cost of revenues	8,839	63.0	14,065	59.2

Gross profit	5,197	37.0	9,702	40.8

Operating expenses:
Sales and marketing	508	3.6	1,383	5.8
General and administrative	1,306	9.3	2,002	8.4

Total operating expenses	1,814	12.9	3,385	14.2

Operating income	3,383	24.1	6,317	26.6
Interest and marketable securities income	20	0.0	75	0.3
Currency fluctuation and other financial income (expenses), net	1	0.0	(115)	(0.4)
Changes in fair value of embedded currency conversion derivatives	–	–	1,465	6.2
Other income (expenses), net	(1)	–	184	0.8

Income before taxes on income	3,403	24.2	7,926	33.3
Income taxes	1,221	8.7	2,756	11.6

Net income	$2,182	15.5	$5,170	21.8

Revenues.    Revenues were $23.8 million for the year ended December 31, 2004, an increase of 69.3%, from $14.0 million in 2003. The increase in revenues was primarily due to an increase in monthly payments under long-term service contracts of which about $3.2 million are attributable to new customers and $6.5 million are attributable to a net increase in monthly revenues from existing customers.

Cost of Revenues.    Cost of revenues was $14.1 million for the year ended December 31, 2004, an increase of 59.1%, from $8.8 million in 2003. This increase is due primarily to additional payments to transmission capacity resulting from the expansion of our network as a direct result of the addition of customers on our network. Network services costs were $10.6 million in the year ended December 31, 2004, an increase of 76.7%, from $6.0 million in 2003.

As a percentage of total revenue, cost of revenues decreased from 63.0% in 2003 to 59.2% in 2004. The decrease in cost of revenues as a percentage of revenue is primarily due to network services utilization efficiency in 2004 compared to 2003.

The other principal components of cost of revenues include depreciation and amortization which were $1.3 million in 2004, an increase of 36.8% from $958 thousand in 2004. This increase is directly attributable to the increase in fixed assets which grew as a direct result of the addition of customers on our network.

Sales and Marketing Expenses.    Sales and marketing expenses were $1.4 million in the year ended December 31, 2004, an increase of 172.2% from $500 thousand in 2003. The increase in the dollar amount of sales and marketing expenses is the result of the growth in our business. Sales and marketing expenses as a percentage of revenues were 3.6% and 5.8% in 2003 and 2004, respectively.

Salaries, wages and benefits expenses, which include commissions paid to our direct sales representatives, comprised 26.6% and 18.6% of our total sales and marketing expenses in 2003 and 2004, respectively. Salaries, wages and benefits increased $130 thousand from $130 thousand in 2003 to $260 thousand in 2004, primarily due to an increase in performance based bonus paid to an employee and an increase in the number of our employees.

Agents and commission fees paid to third parties comprised 53.8% and 73.3% of our total selling, general and administrative expenses in 2003 and 2004, respectively. Agent fees increased $700 thousand from $300 thousand in 2003 to $1.0 million in 2004. The increase in agent and commission fees is due to revenues from new contracts in 2004 that were entered into with the involvement of those third parties.

General and Administrative Expenses.    General and administrative expenses were $2.0 million in the year ended December 31, 2004, an increase of 53.3% from $1.3 million in the same period of 2003. The increase in the dollar amount of general and administrative expenses is mainly the result of an increase in salaries, wages and service fees paid to our general and administrative officers and employees and an increase in management fees paid to our shareholders. As a percentage of revenues, general and administrative expenses were 9.3% and 8.4% in 2003 and 2004, respectively

Salaries, wages and service fees expenses paid to our general and administrative officers and employees comprised 46.1% and 57.7% of our total general and administrative expenses in 2003 and 2004, respectively. Salaries, wages and service fees expenses increased by $560 thousand from 2003 to 2004, mainly due to a bonus paid due to our company's performance (see "Certain Relationships and Related Parties Transactions").

Management fees paid to our shareholders increased by $200 thousand from 2003 to 2004, mainly due to an increase in our operational activities.

Interest and Marketable Securities Income.    Interest and marketable securities income, primarily representing interest income earned on bank deposits and gains from marketable securities, was $75 thousand in the year ended December 31, 2004, an increase of $55 thousand from interest and marketable securities income of $20 thousand in the same period of 2003. This increase is primarily the result of gains on marketable securities in 2004.

Currency Fluctuation and Other Financial Income (Expenses), Net.    Currency fluctuation and other financial expenses, net primarily resulting from currency exchange rate fluctuations affecting transactions denominated in currencies other than the US dollar, our functional currency, were $115 thousand in the year ended December 31, 2004, a decrease of $116 thousand from currency fluctuation and other financial income, net of $1 thousand in 2003. This decrease is primarily the result of changes in the exchange rates of the dollar versus the Euro and versus the NIS.

Changes in Fair Value of Embedded Currency Conversion Derivatives.    In the year ended December 31, 2003 we had no foreign currency derivatives. The income in 2004 of $1.5 million is due to the decrease of the exchange rate between the U.S. dollar and the EURO from 1.3565 U.S. dollar/EURO at the end of 2004 compared to the exchange rate at the date the supplier contract was signed, 1.2475 U.S. dollar/EURO, and the respective change in the value of the U.S. dollar — EURO forward contracts. In the year ended December 31, 2003 we did not have any contract for which the implementation of SFAS 133 was required to calculate changes in fair value of embedded currency conversion derivatives.

Other Income (Expenses), Net.    Other income in the year ended December 31, 2004 was $184 thousand, an increase of $185 thousand as compared to expenses of $1 thousand in the year ended December 31, 2003. The increase was mainly due to gains on sales of fixed assets.

Income Taxes.    Income taxes were $2.8 million in the year ended December 31, 2004, an increase of 125.7% from $1.2 million in the same period of 2003. The increase is primarily due to the increase in income before taxes on income, as partially offset by a decrease in tax rates from 36% in 2003 to 35% in 2004.

Net Income.    Net income was $5.1 million in the year ended December 31, 2004, an increase of 136.9% from $2.2 million in 2003. The increase is due to increase in operating income of $2.9 million and the non cash change in fair value of embedded currency conversion derivative net of deferred taxes of $952 thousand and which was only partially offset by an increase in income taxes of $1.0 million.

Selected Quarterly Financial Information

The following tables set forth our unaudited quarterly statements of operations for each of the 10 quarters ended June 30, 2006 as well as this data expressed as a percentage of our revenues for the quarter presented. You should read these tables in conjunction with our financial statements and accompanying notes included in this prospectus. We have prepared this unaudited information on the same basis as our audited financial statements.

	Quarter ended
	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006
	(Unaudited) (in thousands)
Revenues	$5,279	$5,404	$6,078	$7,006	$7,024	$7,216	$7,853	$9,218	$9,423	$10,281
Cost of revenues	3,516	3,412	3,764	3,373	4,184	4,376	5,321	5,917	5,913	6,514

Gross profit	1,763	1,992	2,314	3,633	2,840	2,840	2,532	3,301	3,510	3,767

Operating expenses:
Sales and marketing	328	310	370	375	450	488	343	423	490	387
General and administrative	479	482	448	593	557	634	526	639	812	809

Total operating expenses	807	792	818	968	1,007	1,122	869	1,062	1,302	1,196

Operating income	956	1,200	1,496	2,665	1,833	1,718	1,663	2,239	2,208	2,571
Interest and marketable securities income	6	24	(16)	50	52	3	73	12	54	28
Currency fluctuation and other financial income (expenses), net	(65)	(283)	26	218	128	(38)	41	(133)	3	226
Changes in fair value of embedded currency conversion derivatives	(193)	99	270	1,289	(505)	(816)	(46)	(8)	124	74
Other income (expenses), net	113	138	29	(96)	9	–	–	27	–	4

Income before taxes on income	817	1,178	1,805	4,126	1,517	868	1,730	2,136	2,389	2,903
Income taxes	(251)	(498)	(622)	(1,385)	(474)	(246)	(569)	(717)	(828)	(880)

Net income	$566	$680	$1,183	$2,741	$1,043	$621	$1,161	$1,420	$1,516	$2,023

As a Percentage of Revenues

	Quarter ended
	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006
	(Unaudited)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%
Cost of revenues	66.6	63.1	61.9	48.1	59.6	60.6	67.8	64.2	62.8	63.4

Gross profit	33.4	36.9	38.1	51.9	40.4	39.4	32.2	35.8	37.2	36.6

Operating expenses:
Sales and marketing	6.2	5.7	6.1	5.4	6.4	6.8	4.4	4.6	5.2	3.8
General and administrative	9.1	8.9	7.4	8.5	7.9	8.8	6.7	6.9	8.6	7.9

Total operating expenses	15.3	14.6	13.5	13.9	14.3	15.5	11.1	11.5	13.8	11.6

Operating income	18.1	22.2	24.6	38.0	26.1	23.8	21.2	24.3	23.4	24.9
Interest and marketable securities income	0.1	0.4	(0.3)	0.7	0.7	0.0	0.9	0.1	0.6	0.3
Currency fluctuation and other financial income (expenses), net	(1.2)	(5.2)	0.4	3.1	1.8	(0.5)	0.5	(1.4)	0.0	2.2
Changes in fair value of embedded currency conversion derivatives	(3.7)	1.8	4.4	18.4	(7.2)	(11.3)	(0.6)	(0.1)	1.3	0.7
Other income (expenses), net	2.1	2.6	0.5	(1.4)	0.1	0.0	0.0	0.3	0.0	0.0

Income before taxes on income	15.5	21.8	29.7	58.9	21.6	12.0	22.0	23.2	25.4	28.1
Income taxes	(4.8)	(9.2)	(10.2)	(19.8)	(6.8)	(3.4)	(7.3)	(7.8)	(8.8)	(8.6)

Net income	10.7	12.6	19.5	39.1	14.8	8.6	14.8	15.4	16.6	19.5

Liquidity and Capital Resources

Principal Sources and Uses of Liquidity.    Our principal sources of liquidity are cash from operations and our cash and cash equivalents and marketable securities. Our current principal liquidity requirements consist of capital expenditures and amounts owed to suppliers. We usually use our working capital to pay our suppliers, although we may utilize the lines of credit provided to us by Bank Igud (approximately $2.2 million) and Bank Leumi (approximately $0.8 million) when an obligation to pay a supplier precedes the receipt of payments from customers. At present we only utilize small portions of these lines of credit (€650 thousand from the Bank Leumi credit line and NIS400 thousand from the Bank Igud credit line) to provide guarantees required under four of our long term contracts with our suppliers. Our capital expenditures consist primarily of transmission and playout equipment as required to provide services to new customers. We believe that our present working capital is sufficient for our present requirements.

Following this offering, we intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network. The cost of acquiring or establishing such operations will include the cost of fixed assets related to transmission equipment and playout equipment and can vary between $5 to $15 million per teleport, depending, among other things, on the location of the teleport and the time it will take to establish the local teleport.

Taking into account our expansion plans, we believe that, following this offering, our cash generated from operations and cash balances, including the proceeds of this offering, will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

Cash and Cash Equivalents; Marketable Securities.    Cash and cash equivalents were $700 thousand at June 30, 2006, a decrease of $1.3 million from December 31, 2005. Cash and cash equivalents were $2.1 million at December 31, 2005, which is an increase of $370 thousand from December 31, 2004. This increase is primarily attributable to cash provided by operating activities off set by cash used for investment activities and for dividend paid to shareholders.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$3,852	$5,673	$5,884	$2,343	$3,183
Net cash used in investing activities	(2,013)	(3,953)	(3,019)	(1,353)	(3,206)
Net cash provided by (used in) financing activities	794	(3,266)	(2,494)	(1,430)	(1,323)

Increase (decrease) in cash and cash equivalents	2,633	(1,546)	371	(440)	(1,346)
Cash and cash equivalents — beginning of period	602	3,235	1,689	1,689	2,060

Cash and cash equivalents — end of period	$3,235	$1,689	$2,060	$1,249	$714

Operating Activities

For the six months ended June 30, 2006, net cash provided by operating activities was $3.2 million, which is a result of our net income for this period. For the years 2005 and 2004, net cash provided by operating activities was $5.9 million and $5.7 million, respectively.

Investing Activities

For the six months ended June 30, 2006, we used $3.2 million for capital expenditures related to our new studio facilities in Jerusalem as well as for teleport and playout equipment. For the years 2005 and 2004, we used $3.0 million and $4.0 million, respectively. For the years 2005 and 2004, we used $3.1 million and $3.3 million respectively for capital expenditure of teleport and playout equipment.

We expect that our capital expenditures will be approximately $4.2 million in 2006, mainly relating to our new studio facilities, playout equipment and teleport equipment. We have financed our capital expenditures with cash generated from operations.

Financing Activities

We paid dividends to our shareholder in the amounts of $2.5 million and $4.5 million for the fiscal years 2005 and 2004, respectively. During the six month period ended June 30, 2006, we paid a dividend to our shareholders in the amount of $1.2 million.

For fiscal years 2004 and 2003 we generated cash from proceeds received upon issuance of shares in the amount of $1.4 million and $600 thousand, respectively.

Contractual Obligations

We have lease agreements for our facilities. One agreement ends on December 31, 2011 and has a five-year extension option. Another agreement will end on June 30, 2008 and another one ends on July 31, 2010 and has an extension option of either five or ten years. In May 2006, we entered into another lease agreement that ends in December 31, 2007 and has an eight-year extension option.

We lease cars for employees under operating leases. Those leases are for terms of three years each with a right to terminate with payment of certain cancellation fee.

We enter into long term contracts with suppliers for leases of network (satellite and fiber optic) and teleport services. Approximately 84% of these contractual commitments as of June 30, 2006 do not provide for early termination, or impose a significant penalty for early termination. The remaining commitments are either terminable each month or allow termination if our corresponding contract with a customer is terminated.

The following are the contractual commitments at June 30, 2006, associated with lease obligations and contractual commitments:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Leases	$812	$217	$352	$216	$27
Operating Car Leases	142	94	48	–	–
Operating Network Leases	72,611	19,262	31,668	16,444	5,237

Total	$73,565	$19,573	$32,068	$16,660	$5,264

Market Risk

Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations. In order to limit our exposure, we seek to engage with our customers in the currency equal to the currency of the network services contract purchased from suppliers. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates. We do not use financial instruments for hedging purposes. However, we are not always able to apply this policy or to match the term of the customer contract with the term of the supplier contract and may then be exposed to currency rates fluctuations.

We invest our excess cash in bank accounts and deposits located with a bank located in Israel. These instruments have maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments. We invest some of the excess cash we have in longer-term financial instruments in order to achieve a higher yield. Those funds are managed by a broker firm located in Israel based on its investment policy, reviewed from time to time with us and we believe that there is no material exposure to the principal amount or to interest rate risks arising from these longer-term investments.

Business

Overview

We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary "RRSat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, we are able to offer high-quality and flexible global distribution services for content providers. Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRSat Global Network infrastructure. Our content management services involve the digital archiving and sophisticated compilation of a customer's programming and advertising content into one or more broadcast channels, with the ability to customize broadcast channels by target audience. We then provide automated transmission services for these channels in accordance with our customer's broadcast schedules, known as playlists. We concurrently provide services to more than 265 television channels and more than 80 radio channels, covering more than 150 countries. We offer continuous distribution services to channels such as Canal Europe, Fashion TV, GOD TV, I Media, Kurdsat, Russia Today, Thai Global Network, and Turkish Radio and Television, and occasional distribution services to channels such as CBS, Fox News, Israeli Channels (2, 5 and 10), Al Jazeera, NBC News, NTV Russia, and RAI Middle East. During the first half of 2006, we derived approximately 39.9% of our revenues from European customers (primarily Western Europeans) and approximately 19.6% of our revenues from North American customers.

The global content management and distribution services market is rapidly growing. Technological developments have prompted a rapid acceleration in the pace of introduction of new broadcasters and have increasingly led broadcasters to target a global audience. According to Euroconsult, the number of satellite television channels worldwide grew from approximately 1,000 in 1995 to more than 13,000 in 2005, and is expected to grow to more than 29,000 television channels by 2013. We believe that the trend towards global distribution and the need to accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content call for a network infrastructure that integrates both satellite-based and terrestrial fiber optic capacity. Teleports, which allow for such integration, have therefore emerged as the primary solution for the broadcasting community. According to a 2005 report by the World Teleport Association, in 2003 the teleport sector generated revenues of approximately $13 billion per year and was a critical component of the global satellite communications industry, producing over 23.0% of world satellite services revenue.

Satellite transmission is currently the preferred method of point-to-multipoint global distribution, and teleports are the ground-based side of a satellite transmission network. The unique geographical location of our principal teleport, Re'em Teleport, in southern Israel provides us direct access (via a single connection) to satellites that can transmit directly to North America, South America, Europe, Asia, Africa and Australia, which affords us the capability to receive transmissions from and transmit to all the major population centers in both the Western and Eastern hemispheres from a single location. In addition to our principal teleport, we operate three auxiliary teleports elsewhere in Israel. We also utilize hosted teleports (teleports at which the connectivity and transmission capabilities, and in some cases the equipment and transmission capacity, are provided by a third party pursuant to a service agreement) in the United States, Spain, Taiwan and Australia. These teleports provide continuous and occasional uplink, downlink and turnaround transmission services. Uplink services consist of the transmission of a broadcast from a teleport to a satellite, downlink services consist of the reception of a broadcast that is transmitted from a satellite to a teleport, and turnaround consists of downlinking a satellite signal and instantaneously uplinking it again, either to transmit a signal beyond the range of a single satellite or to change the signal from one transmission bandwidth to another. We transmit to 21 satellites and receive transmissions from 48 satellites that cover every significant population center. Our

RRSat Global Network delivers our customers' content to four different end markets: to cable operators and satellite operators, to the Direct to Home market, and to the public Internet.

In order to offer a comprehensive solution, our global content distribution network integrates our teleports with leased satellite transmission capacity, our points of presence (POPs) with leased terrestrial fiber optic transmission capacity and the public Internet capacity. We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York and Pennsylvania), the United Kingdom, Russia, Israel, Italy and Australia. We also procure public Internet capacity, which we use primarily for monitoring the quality of our transmissions worldwide, but also as a distribution tool for some of our customers who transmit Internet protocol television (IPTV) broadcasts.

In addition to a comprehensive range of content distribution services, we provide comprehensive content management services for broadcast video and audio. These services include production and playout services and satellite newsgathering services (SNG). As part of our playout services we receive our customers' content in a variety of media and load the content onto high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video. Our automated playout facility offers a variety of value-added services, such as the ability to compile a customer's discrete programming and advertising content into a complete broadcast channel. We also compile a customer's content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets. We then provide automated transmission services for these channels in accordance with our customer's specific playlists.

We also offer our broadcasting customers various production services on a contractual basis. We provide satellite newsgathering services (SNG) through our fleet of ten fully-equipped vans for outside broadcasting (live broadcasts made from outside the television studio by means of portable cameras linked to our vans, which contain the necessary equipment for broadcasting them back to the production company), in addition to complete electronic news gathering crews and packages. A related service we provide uses flyaway units, which are freestanding satellite uplinks that can be disassembled and transported in packing cases to the scene of an urgent news story to transmit full quality video and audio signals. We recently began to offer our customers live broadcast studios and editing facilities in Israel.

We were incorporated in Israel in August 1981. In 1996, we were granted the first private license for transmission of television and radio channels via satellite in Israel and started to provide satellite services for Israeli governmental and commercial channels. In 2000, we began offering global content management and distribution services, and have grown from distributing 8 channels in 2000 to distributing more than 345 television and radio channels currently. In 2003, we opened our playout center and today we provide playout services to more than 65 television channels. We are an indirect majority owned subsidiary of InterGamma, an Israeli holding company publicly traded on the Tel-Aviv Stock Exchange. InterGamma controls Del-Ta Engineering through a majority owned subsidiary, and Del-Ta Engineering is the direct beneficial owner of 46.64% of our outstanding ordinary shares and may be deemed the beneficial owner of a total of 67.55% of our outstanding ordinary shares by virtue of its shareholders agreement with David Rivel, our Chief Executive Officer and a principal shareholder. Following the offering, Del-Ta Engineering will be the direct beneficial owner of 36.50% of our outstanding ordinary shares, or 35.30% if the underwriters exercise their over-allotment option in full, and may be deemed the beneficial owner of 51.81% of our outstanding ordinary shares, or 50.10% if the underwriters exercise their over-allotment option in full, by virtue of its shareholders agreement with David Rivel. No company affiliated with InterGamma other than Del-Ta Engineering has an ownership interest in RRSat.

Our business model has historically resulted in growing revenue streams, strong operating cash flow and growing contracted backlog as described below. Based on the rapid growth in the broadcast industry and our increasing penetration of this industry, our revenues grew from $4.4 million in 2000 to $31.3 million in 2005. In order to minimize our capital expenditures and reduce unused capacity in our network, we lease RRSat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber optic network. Because of our low cost structure resulting from leasing rather than building or buying transmission capacity, we achieved in 2005 net income of $4.2 million on a U.S. GAAP basis and $5.2 million on an adjusted basis (giving effect to the elimination of certain non-cash items, as detailed more fully in our Selected Financial Data section above). Our agreements with our customers for content distribution services typically extend over terms of three to five years, and as of July 1, 2006 we had a contracted backlog totaling $101.7 million through 2016, of which $72.0 million related to commitments extending through 2008. Our contracted backlog increased from $32.6 million as of December 31, 2003 to $41.9 million as of December 31, 2004 and to $91.2 million as of December 31, 2005.

Our Strengths

We believe that our RRSat Global Network addresses many of the content management and distribution needs of broadcasting, video distribution and entertainment companies. Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

  •
  Optimized Independent Global Network.    We believe that the topography and infrastructure neutrality of our proprietary global network offer unique benefits to our customers. The unique geographical location of our principal teleport in Israel allows us to structure our network in a star configuration, transmitting via a single satellite connection (or one hop) from our principal teleport to virtually anywhere in the world — an advantage that is currently impossible to attain from a single location in the United States or Western Europe. This allows our customers to broadcast to specific regions or globally without the added expense of multiple satellite transmissions, and allows them to add new regions rapidly and cost effectively. We procure our global network's transmission capacity from a variety of suppliers, which enables us to select the transponders (the electronic components on satellites that receive uplink transmissions from earth and retransmit the downlink signal to earth) that are best suited for a specific customer's needs. Similarly, we offer our customers a combination of distribution media to meet their individual requirements, such as satellite capacity to certain target audiences and terrestrial fiber optic capacity to other target audiences.

  •
  Breadth of Value-Added Services.    We provide our customers with a complete package of content management services in addition to content distribution services. These content management services, which are suitable for both regional and global broadcasters, differentiate our service offerings, build customer loyalty and expand the potential for revenue from each customer. Our content management services include playout services; remote server control to allow customers to control their playlists over the Internet; encryption services; satellite newsgathering services (SNG); and studio services. We utilize state-of-the-art equipment in all of our service offerings, allowing us to provide highly sophisticated, cost-effective and flexible value-added services that are tailored to our customers' specific needs. For example, we can transmit customized versions of the same channel to different regions of the world, based upon the preferred viewing hours in the various target markets. Customized broadcasts can be augmented with the insertion of advertising material by market, with commercials geared to each local audience. This provides our customers with the ability to increase their profits, by generating advertising revenues in multiple target markets during the same time slot. Moreover, our experienced engineering team and our relationships with technology and service providers permit us to adapt rapidly to our customers' requirements and to support new technologies, such as Internet protocol television (IPTV) transmissions and video on demand (VOD).

  •
  Significant Barriers to Entry.    We believe that it would be very difficult for a new competitor to replicate our global network and breadth of value-added services and to attain significant market share without expending significant time and resources. To offer global content distribution services, it would be necessary to procure a critical mass of transponder capacity on multiple satellite platforms, which would entail negotiations with multiple suppliers. In addition to incurring the cost of the acquisition of this capacity, a potential new entrant would need to incur a substantial long-term financial commitment for the capacity, without any assurance of corresponding revenues (particularly since our business entails a lengthy sales cycle, typically 6 months to a year, before receipt of a customer commitment). We also benefit from a variety of economies of scale that derive from the number of customers we have obtained and the volume of their requirements. For example, by leasing an entire transponder, we can efficiently offer our services while enjoying the benefits of power efficiency and lower costs per customer. In addition, we have established a global network infrastructure that includes fiber optic connections among four continents, a choice and combination of transmission media, and a star configuration made possible by the unique geographical location of our principal teleport. We also benefit from an established network of sales and marketing agents around the world, and from an experienced engineering team that rapidly incorporates new technologies into our network.

  •
  Stable and Predictable Business Model.    Multi-year contracts represent the majority of our revenues. Most of our customers, whether they use our global network for content distribution services or content management services, have entered into long-term contracts with us — as of July 1, 2006 we had a contracted backlog totaling $101.7 million through 2016 (without accounting for renewal of terms), of which $72.0 million related to commitments extending through 2008. We also benefit from our existing customers' dedication to our transmission frequencies and in some cases to our transmission encryption, both of which are unique to our network and would involve high costs in switching to other service providers. Finally, we believe that our strong customer orientation and our commitment to providing personalized, responsive and quality service are important factors in our high level of customer satisfaction.

  •
  Low Cost Structure.    We utilize leased satellite and terrestrial fiber optic transmission capacity. Our approach of leasing capacity rather than owning this infrastructure minimizes capital expenditures and potential underutilization of assets, and facilitates our matching of operating expenses with revenues. Consequently, our network can be expanded substantially without our having to incur significant capital expenditures. Because of our network design, we have incurred relatively minimal indebtedness in growing our business. This approach also minimizes the risks associated with satellite ownership, such as the risks related to satellite launch and maintenance, and allows us to switch from older satellites to newer satellites without additional significant investment. We enjoy significant cost benefits by virtue of the fact that we design our own network and equipment configuration, acquire the individual equipment components from manufacturers, perform the integration of our digital platforms and manage our entire network.

  •
  Experienced, Entrepreneurial Management Team.    We believe that our senior officers, in the years since our creation, have demonstrated entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance. We further believe that our management team has capitalized on their experience in the global content distribution and telecommunications industries and on our strengths to create an innovative provider of global content management and distribution services with a strong business model, and to deliver consistent strong growth in revenues and profitability.

Our Strategy

Our objective is to utilize our core competencies to expand, enhance and provide innovative content management and distribution services. We aim to make our RRSat Global Network the independent content management and distribution network of choice for the global television and radio broadcasting industries. Our strategy to attain this goal includes the following principal components:

  •
  Focus on broadcasters that seek global content management and distribution services.    We target broadcasters that require global content management and distribution service capabilities, or regional broadcasters that may desire the capability to roll out their broadcasts globally. These include large global broadcasters as well as significant regional broadcasters that are looking to expand to global broadcasts. Most of these broadcasters place a high priority on cost-effective, high quality solutions, and do not have dedicated in-house capabilities for content management and distribution. As the RRSat Global Network brand continues to gain recognition and the market increasingly acknowledges the scope and quality of our services, we also hope to provide a broader range of services to the largest global broadcasters to whom we already provide certain services. We have grown from distributing 8 channels in 2000 to distributing more than 345 television and radio channels currently.

  •
  Establish a local presence in key markets.    We intend to expand our presence in the United States, Asia and other markets where we already operate through subcontractors, by establishing or selectively pursuing the acquisition of local teleports and playout centers, and connecting them to our global network. We expect that this will initially occur in the United States and subsequently in Asia, although the availability of specific opportunities may alter this sequence. According to Euroconsult, the North American market is expected to continue to be by far the most significant broadcast market in the near term, and also to produce a large quantity of content that is suitable for global distribution, while a significant growth is forecast for the Asia Pacific region which we believe does not have a well-developed broadcast infrastructure. We also intend to expand our direct sales and marketing efforts in conjunction with the establishment or acquisition of local teleports and playout centers, first in the United States and later in Asia, while continuing our strategy elsewhere of working with local marketing and sales agents who are familiar with their local markets, needs and cultures. We believe that having our own content management and distribution facilities in these markets will afford us greater control over our operations and allow us to protect proprietary information relating to our methods of operation, provide direct control over our relationships with our customers, facilitate our sales and marketing efforts, increase our profit margins and afford us access to customers for whom the proximity of our facilities may be an important factor (particularly customers who use our content management services, since playout services involve a significant degree of interaction with our customers).

  •
  Provide an expanded range of innovative, value-added services.    Our unique and comprehensive service offerings allow our customers to utilize us as a one-stop shop for their global content management and distribution needs. We offer sophisticated value-added services that allow our customers to focus on developing or acquiring content while we cost-effectively handle distribution and management for them. We intend to broaden our service offerings and introduce new and innovative value-added services that are not currently contemplated. We believe that this approach is appealing to customers who need to focus on producing and acquiring content, and therefore, attracts new customers, generates additional sources of revenue from existing customers and encourages customer loyalty.

  •
  Expand and adapt our service offerings to new technologies.    The television and radio broadcasting industries are undergoing significant changes that are leading to the introduction of multiple technology standards, with the adoption of high definition television (HDTV) broadcasts, digital video broadcasting over fiber optic cables, digital video broadcasting via terrestrial transmitters (DVB-T) and Internet protocol television (IPTV). We are currently focusing on supporting video on demand (VOD), high definition television (HDTV) broadcasts, MPEG 4 and Windows Media 9 broadcasting. We intend to invest in appropriate infrastructure and personnel to allow us to continue to accommodate global content management and distribution utilizing the latest technologies. This will allow us to continue to provide comprehensive services to our customers, and in some cases can reduce our capacity cost per channel.

  •
  Expand strategic relationships with satellite fleet operators.    We work closely with large satellite fleet operators and intend to explore further avenues of cooperation. We have entered into strategic agreements with Eutelsat, Intelsat and Shin Satellite for the joint marketing of their capacity and our value-added services. We believe there are additional opportunities for strategic cooperation with satellite fleet operators in which we provide value-added services while they provide transmission capacity. For example, we recently entered into an agreement with Eutelsat that is designed to offer content providers an efficient and reliable means for reaching Direct to Home customers, cable television headends (cable television system control centers that receive and process signals for distribution to subscribers), and hotels and conference centers in Southeast Asia.

Industry Background

Changes in the technology, regulation and economics of the communications industry over the past three decades have presented increasingly complex challenges and opportunities. The transmission of voice, data and video content has been dramatically altered by changes in wireline, wireless and IP technologies. Carriers, satellite operators and other infrastructure providers have each tried to balance the quality and cost of their respective technologies. Similarly, broadcasters and other content providers have strategically tried to leverage different technologies and infrastructure to enable the most effective content delivery.

  Broadcasting Industry Dynamics

There are a number of current market trends in the broadcasting industry leading to significantly increased need for global satellite and terrestrial fiber network distribution, including:

  •
  Globalization of content. Technological developments, particularly the massive deployment of satellite dishes and the transition to digital from analog cable, have prompted a rapid acceleration in the introduction of new broadcasters and have increasingly led broadcasters to target a global audience. Content providers are increasingly offering their programming on a global scale. Broadcasters who appeal to a niche market, such as speakers of a specific language, are now able to reach their target audience worldwide. These content providers rely upon networks with the ability to distribute across all continents in order to achieve global scale.

  •
  Expanding channel lineups.    In the last decade, numerous new content providers have begun broadcasting. Competition between networks for audience and revenue dollars and competition between service providers for customers, as well as satellite providers' offering local channels and localized content, are all catalysts for a larger number of channels becoming available. According to Euroconsult, the number of satellite television channels grew from approximately 1,000 in 1995 to more than 13,000 in 2005, and is expected to grow to more than 29,000 television channels by 2013. In 2003, there were 677 channels in the United States that targeted specific ethnic groups. There are also special interest broadcasters, such as the Baby Channel, a satellite channel that we distribute, which offers 24-hour a day commercial-free programming created especially for infants and toddlers under 3 years old. These new channels will lead to a greater volume of content to be distributed over satellite and terrestrial fiber networks globally.

    According to Euroconsult, the number of satellite television channels worldwide is expected to grow at a 10% compounded annual growth rate from 2004 to 2012.

  •
  New broadcasting technology.    Increased high definition television (HDTV) adoption and digital simulcast are expected to lead to even greater increases in the number of channels available. At the same time, the wider adoption of these technologies will require increased bandwidth, which we believe will amplify the value of infrastructure providers such as us. The distribution of the new programming for these channels will require the use of combined satellite-terrestrial fiber optic networks. According to Informa Telecoms & Media, a market research firm, the number of homes with high definition television (HDTV) services is expected to increase by a compounded annual growth rate of 52% from 2005 to 2010.

  •
  Emergence of Internet protocol television (IPTV).    New service providers offering video over broadband, or Internet protocol television (IPTV), open the door for new content providers to enter the industry. The provisioning of a network such as RRSat Global Network, which integrates satellite-based and terrestrial fiber optic capacity, will be required to accommodate the rapid and reliable transmission of the vast amounts of information underlying the growth in traffic and content created by Internet protocol television (IPTV). According to Informa Telecoms & Media, the number of homes with Internet protocol television (IPTV) services is expected to increase by a compounded annual growth rate of 57% from 2005 to 2010.

These developments have been accompanied by strong economic growth and deregulation in many regions, which is stimulating demand from newly-authorized broadcasters, communication operators and direct-to-home service providers. Although the North American market is expected to continue to be the most significant broadcast market in the near term, the greatest growth is forecast for the Asia Pacific region.

  Broadcasting/Video Distribution over Satellite and Terrestrial Fiber Networks

Broadcasters, video distribution and other entertainment companies have actively leveraged both satellite and terrestrial fiber optic networks for a variety of communications and entertainment applications.

Historically, broadcasters, video distribution and other entertainment companies have relied heavily on satellite systems for the bulk of their distribution needs. A satellite has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, "blanket" an entire coverage area with their signal, known as "point-to-multipoint" or "footprint" coverage. Satellite remains the best method for broadcasters to transmit ad hoc events occurring at remote locations. These ad hoc events leverage the ability to use short-term satellite capacity and transportable uplink ground stations. Recent technological innovations, such as high definition television (HDTV) programming, require far more satellite capacity to transmit a given amount of content than standard definition programming, and are expected to grow rapidly (especially in North America) as programmers seek to increase their audiences by offering sports and other entertainment programming where the high-definition format can enhance the content.

The availability of transmission capacity accompanied by the growth in the number of broadcasters has increasingly led content providers and broadcasters to seek greater flexibility and a broader array of service offerings. For instance, when uplink services were provided only by monopoly national carriers, broadcasters had little choice but to commit to long-term, fixed transmission plans with few value-added services. A content provider who wanted to expand the geographic scope of its broadcasts needed to negotiate new terms with the carrier. Since the deployment of terrestrial fiber optic networks in the late 1990s, broadcasters have selectively turned to fiber-based delivery as an alternative method of transport for key events and other common broadcasting needs. In certain regional and trans-regional markets, terrestrial fiber optic networks provide a more cost-effective alternative for certain types of applications, such as "point-to-point" transmissions, than satellite capacity. Terrestrial fiber optic networks can provide certain benefits for intercontinental delivery of footage from pre-planned events and for other media activities, such as international video distribution for pre- and post-production.

  Teleports and Hybrid Satellite-Terrestrial Fiber Networks

Satellites and terrestrial fiber networks both offer flexible and versatile transmission and networking, and they lend themselves well to a variety of communications and entertainment applications. Although often viewed as competing technologies, they are frequently used to complement each other for specific customer solutions.

In order to maximize the benefits from these competing and complementary technologies, hybrid satellite-terrestrial fiber networks have emerged—networks running traffic over both satellite and terrestrial fiber systems which are interconnected via a gateway at a teleport facility. While teleports are the ground-based side of the global satellite network, they also provide terrestrial fiber networks with access to satellite transponders. Teleports offer comprehensive solutions by interconnecting via owned or leased terrestrial fiber networks and owned or leased satellite transponders. Teleports uniquely bridge incompatible systems and protocols and act as the hubs of broadband business-to-business networks.

Once providers of basic uplinking and downlinking services, teleports have evolved into infrastructure providers of value-added complex solutions to the broadcasting community, ranging from television program production and post-production to content hosting and distribution, systems integration to network management. According to a 2005 report by the World Teleport Association, in 2003 the teleport sector generated revenues of approximately $13 billion per year and was a critical component of the global satellite communications industry, producing over 23.0% of world satellite services revenue.

The current teleport sector consists of four primary types of service providers, all with different strategies:

  •
  In-house broadcasters—a limited number of broadcasters that have internal content distribution and management capabilities, which they continue to use. Because these in-house operations serve only one customer, and the customer's primary focus is producing rather than distributing or managing the content, these operations have limited capabilities. Dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable.

  •
  Telcos—telecommunications companies, some with business units focused on satellite services. Many of these companies are relatively minor players on a global basis because they concentrate on a specific region, and are tied to their own terrestrial network. Due to a lack of focus on the satellite and broadcasting sectors, these companies have had difficulty reacting to the dynamic needs of the industry, although some have carved out specialized business units to focus on satellite services.

  •
  Satellite fleet operators (hybrids)—satellite carriers that had typically offered only transmission, but which have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a global hybrid network. These carriers are typically limited to their own satellite fleet, which means that they are limited geographically, are not network neutral, focus on providing transmission capacity and generally cannot offer content management services, and are reticent to compete with their customers who provide value-added services.

  •
  Independents—traditional teleport operators founded by entrepreneurs to exploit the liberalization of satellite services in major markets. Traditional teleport operators have continued to innovate and prosper by reacting to the changing needs of customers, but generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks. Many of them are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

The RRSat Solution

We integrate state-of-the-art content management services with global content distribution services to offer our customers comprehensive and flexible solutions, which allow our customers to broadcast to specific regions or expand to global broadcasts in a cost-effective manner. This is accomplished through services utilizing a combination of satellite transmission capacity, terrestrial fiber optic transmission capacity and the public Internet in a manner that is customized for each customer and its changing needs. We also provide comprehensive production and playout services for broadcast video and audio, as well as satellite newsgathering services (SNG).

We operate our principal teleports in Israel, and use hosted teleports in the United States, Spain, Taiwan and Australia, to provide global distribution capabilities. Because of Israel's unique geographic location, our teleports are able to transmit to satellites whose footprint, or geographic signal coverage, extends over the Americas, Europe, Asia, Australasia and Africa. By contrast, satellite service operators in the United States cannot broadcast directly from the same location to both the Pacific Rim countries and to Europe, while satellite service operators in Western Europe cannot broadcast directly to Australasia. Therefore, other service operators need to transmit using multiple hops, or satellite connections, which entails additional cost due to the need to procure more than one space segment.

In addition, we do not own or operate a fleet of satellites or fiber optic network, which greatly reduces our capital expenditures. We lease capacity from owners of satellite fleets and fiber optic network providers, either on terms that obligate us to pay only for capacity that we actually use or by making a commitment and reserving blocks of capacity. This results in an efficient expense model that limits our fixed costs. We attempt to match lease obligations with customer commitments. At the same time, we have the ability to increase our capacity as and when required to meet customer needs. Because of our global reach and flexibility, we believe we offer an attractive rollout strategy that provides comprehensive services to broadcasters who initially wish to broadcast to one region but anticipate possible expansion into other regions.

  Content Distribution: Uplink, Downlink and Turnaround Services

We are an innovative provider of comprehensive transmission services to the global broadcasting industry. We operate teleports that we own and obtain additional teleport services under subcontract, to provide uplink, downlink and turnaround services including encryption, encoding, time delay and localization on both a continuous and occasional basis. We transmit to 21 satellites and receive transmissions from 48 satellites, which allow our customers' content to be distributed to six continents. Broadcasters use our uplink services to transmit programming to a satellite, from which the programming is distributed either to a cable television headend (a cable television, or CATV, system control center that receives and processes signals for distribution to subscribers), to a satellite television facility or to Direct to Home consumers.

Our downlink services involve the reception of a broadcast that is transmitted from a satellite to a teleport. We operate an array of more than 95 satellite dish antennas to receive broadcasts from Europe, North America, Africa, the Middle East and Asia. These services are available on a continuous basis, monitoring for special events. We have also entered into service contracts on a long-term basis that involve dedicated downlinks from a total of 48 satellites, including those operated by Eutelsat, Intelsat, NSS, ArabSat, AsiaSat, Amos, Sirius, Thaicom, LMI, Telstar, AtlanticBird, TürkSat and HellasSat.

Turnaround services involve the receipt and immediate re-transmission of broadcasts (for instance, receipt via a downlink or terrestrial fiber optic cables, and re-transmission via an uplink). This includes channel distribution and backhaul services (services through which our RRSat Global Network transmits a live feed from a remote location to a broadcaster's central editing and broadcasting facilities), sports feeds, and other continuous and occasional feeds.

We provide continuous year-round global distribution services via satellites or terrestrial fiber optic on a full-time basis to more than 265 television and more than 80 radio channels. Moreover, we provide high-quality, flexible, cost-effective and reliable video broadcast on an occasional basis, with turnaround between any two continents. The satellite capacity portion of these services can be provided by the customer, or we can book the segment for the customer.

Our principal teleport has more than 95 satellite dish antennas, ranging from 1.2 meters in diameter to 10.0 meters. We have our technical staff on duty 24 hours a day, 7 days a week, 365 days a year, and provide multiple power supplies, including primary and back-up generators, uninterruptible power supply, independent air conditioning back-up systems, and automatic fire detection and extinguishing systems.

Our satellite services provide transmission over C-band (these frequencies, which have traditionally been used for video broadcasting, are less susceptible to terrestrial and atmospheric interference but require large antennas), Ku-band (these frequencies have shorter wavelengths and require more powerful transponders but use smaller dishes for reception) and Ka-band satellite transmissions (these frequencies have very short wavelengths and use much smaller dishes for reception, but offer large bandwidth). Our uplink services cover every significant population center. This allows us to offer comprehensive digital direct to home content management and distribution services to North America, Europe, the Middle East, Asia and Australia.

In addition to offering services that are based on satellite transmission, we offer our customers services involving terrestrial fiber connectivity to and from a variety of international and domestic news services studios in Israel. Our fiber network extends to four continents, which allows our customers to choose a transmission medium or combination of media that best serves their individual needs in the most cost-effective manner. We provide Internet protocol television (IPTV, where a digital television service is delivered to subscribing consumers using the Internet Protocol over a broadband connection), DVB-S and DVB-S2 (the first and second generation European standards for digital video broadcasting—satellite) transmission capabilities. We also have the capability to support digital video broadcasting via terrestrial transmitters (DVB-T) when our customers introduce the use of this standard.

  Content Management: Production and Playout Services

We operate an automated, high-capacity facility for content management services. Our services enable our customers to easily expand the number of channels they broadcast. We offer our customers flexible packages, which we deliver with a high degree of redundancy and availability. Our automated production and playout facilities offer a variety of value-added services:

Production Services

Satellite News Gathering.    We supplement the fixed uplink services we provide to customers with mobile and transportable uplink systems that operate throughout Israel, the territories administered by the Palestinian Authority and elsewhere in the Middle East. Our mobile satellite broadcasting vans are equipped with both analog and digital capabilities, with their own generators and uninterruptible power supply systems for high reliability.

Flyaway Systems.    We also maintain a full array of transportable flyaway systems, which are freestanding satellite uplink systems that can be disassembled and transported in packing cases to the scene of an urgent news story (these have been used primarily in Africa and in remote regions of Europe). Unlike satellite phone links, the flyaway systems provide full quality video and audio signals.

Electrical News Gathering Crews and Packages.    For the customers who use our satellite newsgathering systems and the portable cameras linked to our satellite newsgathering vans, we provide all of the equipment and other crew members needed for external news gathering — cameras, camera operators, audio kits, audio engineers, lighting kits and an audio mixer. Customers who use our external newsgathering services only need to provide their own reporters. These production services supplement our customers' on-the-ground broadcasting capabilities.

Studio Facilities.    We offer a comprehensive range of studio services for broadcast video. We maintain terrestrial fiber optic connections on a full-time basis to various studios in Israel and the region, and we can obtain these studios for our customers' use when needed. We recently established a Jerusalem studio facility, which is located to allow our customers to broadcast news reports against various familiar Jerusalem backgrounds

Edit Suites.    We also offer our customers extensive editing facilities in Israel to support their broadcasts, which provide them with all the equipment necessary for editing their programs, advertisements and promos.

Playout Services

Digital Storage and Archive.    We generally receive content directly from broadcasters on digital media (tapes or CDs), by satellite transmission, over leased terrestrial fiber optic telecommunications lines, over a broadband Internet connection, or through SmartJog, a global distribution and file transfer platform for content delivery. In some cases the content is received from our fleet of mobile satellite newsgathering units. Content that arrives on tapes or CDs is loaded onto our high-capacity servers and our digital archive, which store tens of thousands of hours of broadcast video.

Play-out and Play-lists.    We compile a customer's discrete programming and advertising content into a complete broadcast channel. We also compile a customer's content into multiple broadcast channels, allowing the content to be aired at different times or with different commercials in different geographic markets. These broadcast variations can be augmented with the insertion of advertisements by market, with advertisements geared to each local audience. We then provide automated transmission services for these channels in accordance with our customer's specific playlists.

Audio Dubbing.    We offer our customers the possibility to transmit the same program in different languages, by providing them with multi audio channels together with their video channel. This allows our customers to use the same transmission in multiple target markets.

Subtitling.    We offer our customers the possibility to provide their audiences with subtitles in a variety of languages. This also allows our customers to enhance their services while using the same transmission in multiple target markets.

Time Delay.    We offer our customers a time delay service for their transmitted channels, which enables the content to be aired at different times in different geographic markets.

Standard Conversion.    We provide our customers with fully-managed, multi-channel devices for tape playout, compatible with all broadcast formats (NTSC, PAL and SECAM). Our services include conversion from one format to another, depending on the target markets to which our customers wish to broadcast.

Encryption/Encoding.    For customers for whom investing in their own encryption system would not be economical, we provide in-house encryption and encoding capabilities, based upon technology that we license from a third party.

Character Generator and SMS Insertions.    This service permits our customers to insert various market-specific captions during a program, including advertisements and announcements received from viewers by SMS phone messages, thereby allowing our customers to generate additional revenues from advertisements and SMS charges.

Network Supervision.    We offer remote monitoring and control services, mostly through the public Internet, which allow our customers to supervise and alter the broadcasts that are transmitted from our facilities, remotely from their own facilities.

Master Control Room/Control Satellite Center.    We continuously monitor and control all signals going out and all signals received from satellites through our control room, which is manned 24 hours a day, 7 days a week.

Network

Our RRSat Global Network comprises various leased satellite platforms, terrestrial fiber optic capacity and the use of the public Internet. Our principal teleport in Re'em and the teleport services that we receive under subcontract allow us to provide uplink and turnaround services to 21 satellites and downlink services from 48 satellites. Some of these satellites provide coverage for more than one region, and in some cases we lease multiple transponders on a satellite to achieve coverage of multiple regions.

The following table lists the satellites from which we lease capacity by their primary regional coverage:

RRSat Global Network — Satellite Component

Europe	North America	Asia	Middle East	Africa	South America	Australia
Amos-1 Amos-2 AtlanticBird-1 Eurasiasat-1 Eutelsat-W1 Hellasat-2 Hotbird-2 Hotbird-6 Hotbird-8	Intelsat Americas-5 Intelsat-907 AMC-4	Eutelsat W2 Eutelsat-W5 Insat-2E PAS-4 PAS-8 PAS-10 Thaicom-5	Amos-1 Amos-2 AtlanticBird-1 Eurasiasat-1 Hotbird-6 Hotbird-8 Insat-2E PAS-10 Thaicom-5 Eutelsat-W1 Yamal-201	AtlanticBird-1 Eurasiasat-1 PAS-10 PAS-4 Thaicom-5	Intelsat-907	Insat-2E PAS-10 Thaicom-5 Optus-B3

A significant portion of the satellite capacity we use (39.2% as of June 30, 2006) is leased through the agreements described below with British Telecommunications plc, Eutelsat S.A., Intelsat Global Sales & Marketing Ltd. and The Türksat Satellite Operator Company:

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  British Telecommunications — British Telecommunications subleases us capacity on the Hotbird-8 Satellite, which primarily covers Europe. This sublease, providing 11.3% of our total satellite capacity as of June 30, 2006, extends for five and one half years and expires in October 2009.

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  Eutelsat — Eutelsat leases us capacity on the Hotbird-6 Satellite, which also primarily covers Europe. This lease, providing 6.5% of our total satellite capacity as of June 30, 2006, extends for 12 years and expires in September 2014, but may be terminated by either party without penalty after October 1, 2010.

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  Intelsat — Intelsat leases us capacity on the Intelsat Americas-5 Satellite, which primarily covers North America. This lease, providing 9.2% of our total satellite capacity as of June 30, 2006, extends for 10 years and expires in July 2015, but may be terminated by us without penalty on July 1, 2010.

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  Türksat — Türksat subleases us capacity on the Hotbird-6 Satellite, which primarily covers Europe. This sublease, providing 12.3% of our total satellite capacity as of June 30, 2006, extends for 5 years and expires in November 2010, but may be terminated by RRSat with one year's notice and payment of a termination penalty.

Each of these agreements is subject to termination in the event of an uncured breach by the other party.

At our principal Re'em teleport, we operate an array of more than 95 satellite dish antennas, ranging from 1.2 meters in diameter to 10.0 meters in diameter. In addition to our principal teleport, we own three auxiliary teleports elsewhere in Israel (Herzliya, Jerusalem and Tel-Aviv) and utilize hosted teleports in the United States, Spain, Taiwan and Australia.

We maintain hosted terrestrial points of presence (POPs) in four continents, with our leased terrestrial fiber optic transmission network linking our teleports to our points of presence (POPs) in the United States (New Jersey, New York and Pennsylvania), the United Kingdom, Russia, Israel, Italy and Australia.

Our network is an all Internet Protocol network, regardless of whether we are transmitting via satellite or over terrestrial fiber optics or the Internet. Our uplink, downlink and turnaround services have been ISO 9001:2000 certified since 2002, which indicates that an independent firm certified that we have complied with the quality of service standards developed by the International Organization for Standardization.

Our network services costs amounted to $10.3 million in 2004 and $15.2 million in 2005. As of June 30, 2006, our contractual commitments for the next five years under our operating network leases amounted to $67.4 million.

Customers

Content providers who use our RRSat Global Network include commercial broadcasters, government-sponsored broadcasters and religious broadcasters. During the six month period ending June 30, 2006, we had more than 160 continuous and occasional customers. Our top ten customers represented 54.1%, 41.0% and 43.0% of our revenues in 2004, 2005 and the first half of 2006, respectively, and no single customer accounted for more than 11.1%, 9.0% and 7.2% of our revenues during each of these periods, respectively. For some broadcasters, we provide transmission services for their content

24 hours a day, 7 days a week on a continuous basis, while for others we provide transmission services for a portion of their content or we transmit their content on an occasional basis.

The following table alphabetically lists the top 7-9 channels to which we provide services in each category (based on the amount of revenues we generate from servicing each channel; in cases where these channels acquire our services through intermediaries, the ranking is based on the amounts that we receive per channel, rather than the amounts that may be paid by the channels to the intermediaries):

Representative Channels

Channels for which we provide Continuous Services
Commercial Channels	Governmental Channels	Religious Channels	Channels for which we provide Occasional Services News Channels
Canal Europe Channel Red Light Dove Media Fashion TV I Media MGM Music Box The Israeli Channel	Arirang TV (South Korea) IBA CH-33 (Israel) Kurdsat MRTV (Thailand) Russia Today Thai Global Network Turkish Radio and Television VTV-4 (Thailand)	3 Angels Broadcasting CGN Channel New Life DayStar GOD TV TCT The Word Network	CBS Fox News Israel Channels (2, 5 and 10) Al Jazeera Channel NBC News NTV Russia RAI Middle East

Contracted Backlog and Agreements

Our agreements with our customers generally extend over terms of three to five years, with an automatic renewal option for an additional two to five years. As of July 1, 2006 we had a contracted backlog totaling $101.7 million (without accounting for renewal of terms). Of this contracted backlog, $19.1 million related to services to be delivered in the remainder of 2006, $30.5 million in 2007, $22.4 million in 2008, $14.1 million in 2009, $9.6 million in 2010 and the balance related to services to be delivered through 2016. Contracted backlog represents the actual dollar amount (without discounting to present value) of the expected future revenues to be received from customers under all long-term contractual agreements. As of July 1, 2006 the average remaining duration of our contracted backlog, based on a weighted average basis, was approximately 3.5 years. For additional information regarding our contracted backlog, see the overview section of our Management's Discussion and Analysis of Financial Condition and Results of Operations.

As of July 1, 2006 we had long-term service contracts with 115 customers, 38 of which are due for renewal in the next 12 months. The pricing is typically project based. Most of our contracts with customers are denominated in U.S. dollars, Euros or NIS, with the currency of the customer contract generally the same as the currency in which we are required to pay for the related satellite transmission capacity. Approximately 80% of our agreements follow a "take or pay" format, under which the customer is responsible for the payments over the entire term of the agreement even if the customer terminates the agreement prior to expiration.

Sales and Marketing

Our sales and marketing strategy is to tailor cost-effective solutions to customers' needs based on geographic reach and technical suitability. We market and sell our services directly to broadcasters. Prospective customers include those who are already broadcasting through satellite transmission providers, those who are broadcasting through terrestrial means and wish to initiate satellite transmissions, and potential broadcasters who have not yet begun transmitting through either terrestrial or satellite means. We strive to present comprehensive solutions that reflect the optimal medium or media (satellite and terrestrial fiber optic transmission) for the customer's specific requirements.

We use a combination of a direct sales force and a network of third party agents and representatives. Our sales force and marketing team are based in Israel, and each sales manager is assigned a geographic region. In addition, certain members of the marketing and sales team focus on specific needs within the broadcasting industry, such as mobile satellite broadcasting, occasional use and production services. We assign a sales representative to maintain the relationship with each customer. The sales representative works together with our technical department to ensure that we understand the customer's business and needs. They are supplemented by local agents and representatives, who provide familiarity with the local market and in some cases specialized technical knowledge.

Strategic agreements with satellite fleet operators are an additional avenue by which we market our services. We have entered into strategic agreements with several satellite fleet operators, pursuant to which we jointly market our services. These agreements generally provide for the satellite fleet operators to market our value-added playout and production services to their customers, and in return we receive preferential rates on the related satellite transmission capacity.

For example, we have entered into strategic arrangements with Eutelsat, Intelsat and Shin Satellite:

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  Eutelsat (Cross-Sale) — We have joined forces with Eutelsat to offer content provides efficient and reliable means for reaching Direct to Home platforms, cable headends, hotels and conference centers in south-east Asia using our digital video platform that utilizes Ku-bank capacity on Eutelsat-W5 satellite. We have agreed to pay Eutelsat for the capacity used by us in accordance with a pre-defined schedule. This agreement extends through January 2007 and provides for four automatic renewal periods of one year each.

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  Intelsat (Joint Marketing) — We have launched a Pan-Asian distribution platform using the Intelsat APR-1 satellite. This platform enables broadcasters and programmers to target cable headends across most of Asia, including India and Australia, using just one satellite. We agreed with Intelsat to jointly market content management and distribution services based on satellite capacity we lease from Intelsat. The agreement provides that we will make certain payments to Intelsat for the leased capacity and Intelsat will pay us to the extent it sells any of the services. This agreement extends through April 2008.

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  Shin Satellite (Cross-Sale) — We have joined forces with Shin Satellite to cooperate in packaging comprehensive transmission solutions for broadcasters and others acquiring satellite distribution using C-band capacity in Asia, Africa and Australia. The agreement, which extends for two years through July 2008, provides that, during testing periods of potential customers, Shin Satellite will provide our potential customers with satellite capacity at no charge and we will provide Shin Satellite's potential customers with teleport service at no charge.

We also market our services by means of our corporate website (www.rrsat.com), advertisements in trade journals and on third party websites related to the satellite industry, and participation in industry tradeshows.

We are active in industry organizations, and we are a member of the World Teleport Association, the Institute of Electrical and Electronics Engineers (IEEE) and The Association of International Broadcasting.

Competition

We primarily compete in the market for content distribution services over satellite and terrestrial fiber networks. This content distribution services market consists of four types of service providers: in-house distribution departments of broadcasters, telecommunications companies, satellite fleet operators

(hybrids) and independent teleport operators. Each of these service providers allows for the distribution of content and some also provide certain content management services. We do not offer pure transmission capacity or connectivity to the general public and do not compete with telecommunications companies and satellite fleet operators for this business. As a provider of global, comprehensive, content management and distribution services, we believe that our most significant and direct competitor is GlobeCast, which is a subsidiary of France Telecom.

Most of our customers are broadcasters. A limited number of broadcasters, such as CNN, Fox and Sky, have internal content management and distribution capabilities, and therefore will not seek our services except on an occasional basis. However, we believe that most broadcasters who do not currently possess these capabilities will not establish their own content management and distribution systems since dedicated in-house operations represent an expensive solution that is not cost effective and not easily scalable.

We also compete indirectly with telecommunications companies such as BT Broadcast Services (owned by British Telecommunications plc), Belgacom SA (a Belgian telecommunications provider), Telespazio (an Italian telecommunications provider), Vyvx (owned by Level 3) and Telefónica S.A. (the incumbent Spanish telecommunications provider) in Europe, and REACH and Singapore Telecommunications in Asia, to the extent that they offer content management and distribution services. We believe that our competition with these companies is limited since they are tied to their own terrestrial network and mainly provide regional broadcasting while we focus on the provision of global content management and distribution service. In October 2005 the State of Israel sold its controlling interest in Bezeq—The Israel Telecommunications Corp. Ltd., the principal domestic telecommunications provider in Israel, to a private consortium. This consortium has announced its intention to sell Bezeq's principal teleport at Emek Ha'Ela. The primary asset of this teleport is Inmarsat station 711, which provides telephony communication to ships and mobile devices, but the teleport could be used or expanded to provide video and audio transmission services, in which case it may be employed to compete with us.

Satellite carriers that had typically offered only transmission have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create a global hybrid network. Since we offer our customers a global network, then to the extent they expect their activities to include value added services, these ventures pose direct competition to our business. Nevertheless, these carriers usually do not provide the comprehensive range of value-added services that we offer, mainly since they focus on providing transmission capacity and are reticent to compete with their customers who provide value added services. In addition, these carriers are typically limited to their own satellite fleet, which means that they are limited geographically and are not network neutral. The satellite carriers that offer some value added services with which we compete include Intelsat and SES Americom. In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in the United States, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (who are our competitors in providing value-added services and service packages) with whom they have relationships. The largest of these fleet operators are Eutelsat, Intelsat, New Skies Satellites N.V. and SES Global.

In addition, we compete with independent teleport operators that were founded by entrepreneurs to exploit the liberalization of satellite services in major markets. These operators include companies such as Crawford Communications, Ascent Media, Arqiva and Teleport Internacional Buenos Aires. The specialized business units that were carved out of large telecommunication companies, such as GlobeCast, which is a subsidiary of France Telecom, may also be considered as an independent, mainly due to their global network and ability to innovate and react to the changing needs of customers. In addition, we face limited competition in providing content management and distribution services from Satlink Communications Ltd., an Israeli corporation, whose shareholders are GlobeCast, Eurocom (an Israeli telecommunications group) and Barak (an Israeli Internet and international telephony service provider). We believe that the independent teleport operators generally do not offer a comprehensive solution via hybrid satellite-terrestrial fiber networks such as the one offered by our RRSat Global Network. In addition, with the exception of GlobeCast, many of the independent operators are relatively small, resulting in less than global reach, inability to scale to meet customer needs, only limited savings for their customers, and a lack of resources to invest in supporting emerging technologies.

We benefit from the current excess capacity that exists with respect to satellite and terrestrial fiber optic transmission networks. We lease satellite and terrestrial fiber optic capacity and offer this capacity as part of a package together with our other services. The current excess capacity in satellite and terrestrial fiber optic transmission capacity allows us to lease and offer capacity on competitive terms. We would be adversely affected were the amount of satellite and terrestrial fiber optic excess capacity available for video and audio broadcast to decrease, since satellite fleet operators and terrestrial fiber optic networks might engage in aggressive price competition and offer our current and potential customers more attractive prices for capacity than we can offer them. In this case, our current and potential customers may prefer to obtain capacity directly from our suppliers of capacity rather than procuring a package of services from us.

In certain situations, the global content distribution services provided by one vendor may be indistinguishable in quality from those provided by another. In these situations, the largest global broadcasters may be influenced by the size and reputation of the service provider, while pricing can be the most important competitive factor for other broadcasters. In certain markets, the purchase of satellite transmission capacity may be influenced by factors in addition to price. Such competitive factors include: a satellite's technical capabilities, power, capacity, permitted frequencies of operation, broadcast coverage, health, estimated end of life and availability of additional capacity, the provision of ancillary services by the operator, and the other users of the satellite. In addition, purchase decisions may be based upon the satellite operator's country of origin and ownership. The low marginal cost of providing transmission capacity once a satellite is operating could result in adverse pricing pressure and reductions in anticipated profits. Because customer contracts are generally for terms of five years or more, there is limited movement of existing customers from one service provider to another.

Employees

As of July 1, 2006, we had 106 employees, of whom 86 were in operations, 7 were in sales and marketing, and 12 were in general and administration. As of December 31, 2005, we had 107 employees, of whom 90 were in operations, 5 were in sales and marketing, and 12 were in general and administration; as of December 31, 2004, we had 90 employees, of whom 77 were in operations, 3 were in sales and marketing, and 10 were in general and administration; and as of December 31, 2003, we had 52 employees, of whom 43 were in operations, 1 was in sales and marketing, and 8 were in general and administration. Competition for personnel in the telecommunications industry is intense. We have never experienced any work stoppage and we believe that our employee relations are good.

All of our employees are located in Israel. Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees by order of the Israeli Ministry of Industry, Trade and Labor. These provisions principally concern the maximum length of the work day and the work week for employees. Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index. The amounts and frequency of such adjustments are modified from time to time. In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay that we must pay and other conditions of employment.

Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund a portion of our ongoing severance obligations by making monthly payments for severance insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer. These amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with wages. They currently range from 9% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%. A majority of our full-time employees are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

Facilities

We lease approximately 112,000 square feet at our main teleport in Re'em, Israel. We occupy approximately 41,000 square feet of this facility pursuant to a lease that was entered into in November 2001 and which expires in December 2006, with an option to extend the term for an additional five years. We recently exercised this five-year renewal option. These premises serve as the site for establishing, maintaining and operating our satellite dish antennas and our playout facility, as well as the base for our fleet of mobile satellite broadcasting vans. We lease an additional approximately 56,000 square feet adjacent to our principal teleport pursuant to a lease that was entered into in June 2004 and which expires in June 2008, with an option to extend the term for an additional five years.

In May 2006 we entered into a new lease for approximately 3,500 square feet in Re'em, Israel, adjacent to our principal teleport. The new lease is for an initial term of approximately 18 months, and we have an option to extend the term for up to an additional 8 years.

Our corporate headquarters are located in an industrial park in Omer, Israel, a suburb of Beersheba. The headquarters consist of 1,000 square feet and are leased under an agreement we entered into in February 1, 1998 with Datacom, a company controlled by David Rivel (see "Certain Relationships and Related Party Transactions").

In addition to these facilities, we lease approximately 220 square feet in Herzliya that serve as an auxiliary teleport, pursuant to a lease that is scheduled to expire in December 2006. Since August 2005 we have also been leasing a 9,300 square feet broadcasting studio facility located in Jerusalem. The studio facility lease expires in July 2010 with an option to extend the term for an additional period, of either five or ten years at our election.

We believe that our current leases are adequate to meet our needs.

Regulation

Satellite and fiber optic transmission services are highly regulated industries, both in Israel and internationally. Obtaining and maintaining the required approvals can involve significant time and expense. If we fail to obtain particular regulatory approvals, this failure may delay or prevent our ability to provide services to our customers. In addition, the laws and regulations to which we are subject could change at any time. The countries, territories and institutions that regulate us could adopt new laws, policies or regulations or change their interpretation of existing laws, policies or regulations at any time. Any of these changes could make it more difficult for us to obtain or maintain our regulatory approvals or could cause our existing authorizations to be revoked or terminated. If we fail to obtain regulatory authorizations important to our current business or our business strategy, this failure could result in decreased revenue, increased costs and a decline in our profitability.

We are also subject to fees associated with the regulatory and licensing requirements discussed above. The countries, territories and institutions that regulate us could change these fees at any time. Significant increases in the fees to which we are subject in a particular jurisdiction could negatively impact our plans to provide services in that jurisdiction or our profitability.

Israeli Regulation

Ministry of Communications

The Israeli Ministry of Communications is responsible for granting licenses for the use of satellite transponders and for the lease of satellite transmission capacity to our customers, as well as granting us the right to use radio frequencies for the reception, transmission and turnaround of video, audio and combined signals. The Israeli Ministry of Communications is also responsible for granting licenses for the operation, installation, construction and existence of any device for the transmission or reception of signals, signs and other information by optical or electro-magnetic means in Israel, to the extent not exempted from such requirement. Our current license is scheduled to expire on July 31, 2008. In addition to our operating license, we have been granted a license to provide satellite telemetry services, which allows us to provide back-up telemetry services for certain satellites. This license is scheduled to expire on March 31, 2010. The Ministry of Communications has also granted us a trade license pursuant to the Wireless Telegraphy Ordinance. This license, mandated by our main operating license, regulates issues of importing communication equipment to Israel and servicing and trading in equipment, infrastructure and auxiliary equipment in Israel.

Our licenses from the Israeli Ministry of Communications to operate our teleports provide that, without the consent of the Israeli Ministry of Communications, no direct or indirect control of RRSat may be acquired and no means of control may be transferred in a manner that would result in a transfer of control.

In connection with this offering, our licenses were amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary will not be considered a transfer of means of control. In addition, pursuant to the amendments, transfers of our shares (or other "traded means of control," that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) that do not result in the transfer of control of RRSat are permitted without the prior approval of the Ministry of Communications, provided that:

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  in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or is a director or the chief executive officer), we must notify the Minister within 21 days of learning of such transfer; and

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  in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRSat), we must notify the Minister within 21 days of learning of such transfer and request the consent of the Minister for such transfer.

Should a shareholder, other than our existing shareholders, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister, its holdings will be converted into dormant shares for as long as the Minister's consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.

In accordance with the provisions of our amended licenses, any shareholder seeking to vote at a general meeting of our shareholders must notify us prior to the meeting whether or not its beneficial holdings are subject to the consent of the Ministry of Communications in view of the restrictions on transfer or acquisition of means of control imposed by the licenses. If the shareholder does not provide such notice, its instructions shall be invalid and its vote shall not be counted.

As long as our articles of association include the provisions described above and we act in accordance with such provisions, the breach of these provisions by our shareholders in a manner that could cause their beneficial holdings to be converted into dormant shares will not serve in and of itself as the basis for the revocation of our licenses. Our articles of association as of the date of this prospectus will contain the provisions described above.

The amendments to our licenses that provide for the dormant shares mechanism described above do not apply to our existing shareholders.

Under Israeli law, the Israeli Prime Minister and the Ministry of Communications, at the request of the Ministry of Defense and subject to the approval of the Government of Israel, have the right to determine by order that the use of radio frequencies required to perform tracking, telemetry, command and monitoring services of satellites, as well as for the downlink of imagery data in Israel, is a vital service. If such an order is issued, the Prime Minister and the Ministry of Communications, subject to approval of the government of Israel, may impose various requirements and limitations that may directly or indirectly affect us. These requirements and limitations include, among others, limitations on the identity of our shareholders, requiring that management and control of our company be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company. In addition, if such an order is issued with respect to us, the Israeli Prime Minister and Ministry of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

Further, if the Government of Israel determines that the State of Israel is undergoing a state of emergency, the Ministry of Communications can expropriate any device that is involved in the transmission of wireless telegraph information, visual signs or electromagnetic waves. During such an emergency period, the Ministry of Communications can also enact orders to sell, buy, erect, use or restrict the operation of any such instrument. Any emergency appropriation or regulation of communications equipment could result in our equipment or frequencies required for us to operate our business being used by the State of Israel, or in our being forced to share with the State of Israel control of equipment or frequencies required for us to conduct our business.

To date we have been able to obtain all necessary telecommunications licenses for the conduct of our business, but there can be no assurance that we will be able to renew or maintain the necessary licenses in the future.

Ministry of Environmental Protection

Pursuant to the Pharmacists (Radioactive Elements and Products) Regulations, 1980, or the Pharmacists Regulations, issued under the Pharmaceutics Ordinance, the Ministry of Environmental Protection is empowered to grant erection permits and operation permits for our antennas and other radiation generating equipment. The Ministry of Environmental Protection has adopted the International Radiation Protection Agency's standard as a basis for the consents it gives for the erection and operation of antennas.

We have received a permit from the Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment. We have retained the Radiation Safety Division of the Committee for Atomic Energy to perform regular inspections of our facilities, and to certify that we comply with the guidelines recommended by the International Committee for No-Ionization Radiation Protection.

The Non-Ionizing Radiation Law (5766-2006), enacted on January 1, 2006, defines the various powers of the Ministry of the Environmental Protection as they relate, among other things, to the grant of permits for antenna sites, and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, which will enter into effect on January 1, 2007, a request for an operating permit from the Ministry of Environmental Protection with respect to either new sites or existing sites would require a building permit for such site(s). Operation of an antenna site without a permit from the Ministry of Environmental Protection may result in criminal and civil liability to us or to our officers and directors.

Local Building and Zoning Permits

The Planning and Building Law requires that we receive a building permit for the construction of most of our antennas. The local committee or local licensing authority in each local authority is authorized to grant building permits. The local committee examines the manner in which an application for a building permit conforms to the plans applying to the parcel of land that is the subject of the application, and the extent to which the applicant meets the requirements set forth in the Planning and Building Law.

One of the requirements for obtaining a building permit for antenna sites is the submission of an undertaking to indemnify the local committee for claims relating to the depreciation of the surrounding property value as a result of the construction or existence of the antenna.

The erection and operation of our Re'em teleport site requires building permits from local and regional zoning authorities. One of our permits will expire in February 2007 if we are unable to extend it prior to that date.

We lease an additional approximately 56,000 square feet pursuant to a lease that was entered into in June 2004 and which expires in June 2008, with an option to extend the term for an additional five years. We currently do not have satellite dishes on this site. If we decide to use this site in the future for our satellite dish antennas or other services, we will be required to obtain certain permits and licenses from local and regional zoning authorities.

Other Licenses and Permits

The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we are in the process of obtaining.

Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we are in the process of obtaining.

We believe that we will be able to obtain the above license and permit.

International Regulation

We are subject to the regulatory regime of each country in which we propose to provide our services. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, while other countries maintain strict monopoly regimes. The application procedure can be time-consuming and costly, and the terms of licenses vary for different countries.

The teleports we use in countries other than Israel are owned and operated by third parties. We believe our customers and these third parties are responsible for obtaining any necessary licenses, approvals or operational authority for the transmission of data to and from the satellites that we, via our suppliers, use. Failure by our customers or suppliers to obtain and maintain some or all regulatory licenses, authorizations or approvals could have a material adverse effect on our business.

Although we believe that we, our customers or our suppliers, as the case may be, will be able to obtain all required licenses and authorizations and comply with applicable laws, treaties and regulations necessary to operate effectively, there can be no assurance that we or they will be successful in doing so.

In the event that we seek to own and operate teleports in countries other than Israel, we may be required by those countries to obtain appropriate licenses, approvals, or operational authority to own and operate earth stations and other teleport facilities. In the United States, the FCC regulates satellite and other radiocommunication services. Entities seeking to operate an earth station or other radiocommunication facility in the United States must obtain a license from the FCC under Title III of the Communications Act of 1934, as amended, or the Communications Act. We could seek to obtain such a license on either a common carrier or private carrier basis. The United States has restrictions on direct and indirect foreign ownership of companies holding common carrier wireless licenses that could prevent us from acquiring or owning our own teleports in the United States to the extent that we seek to operate any teleport radiocommunication facilities on a common carrier basis. The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher levels of foreign ownership are consistent with the public interest. Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that an applicant will obtain a favorable ruling from the FCC in the future.

Additionally, entities offering communications services in the United States on a common carrier basis (whether by satellite or fiber) must obtain a certificate of public convenience and necessity under Section 214 of the Communications Act before constructing, acquiring, operating, or engaging in transmission over lines of communication. The FCC simplified the Section 214 certification requirement by granting "blanket authority" to permit common carriers providing interstate services to construct or operate domestic transmission lines without obtaining prior Section 214 authorization, but did not extend this blanket authority to common carriers providing international services or to interstate common carriers acquiring transmission lines through an acquisition of corporate control. We believe that we are currently operating as a private carrier, and therefore do not require Section 214 authorization from the FCC. If we acquire a teleport in the future and choose to operate as a common carrier rather than a private carrier, we will need to obtain an international Section 214 authorization in addition to the Title III license described above.

In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation review both Title III and Section 214 license applications and can require the applicant to enter into an agreement addressing any national security concerns before the license is granted.

Management

Executive Officers and Directors

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of our executive officers and directors as of October 1, 2006:

Name	Age	Position(s)
Gilad Ramot	55	Chairman of the Board
David Rivel	60	Chief Executive Officer and Director
Gil Efron	40	Chief Financial Officer
Lior Rival	33	Vice President — Sales and Marketing
Ziv Mor	30	Director of Engineering
Amit Ben-Yehuda	42	Director
Yigal Berman	57	Director
Avi Kurzweil	39	Director
Haim Mazuz	46	Director
Ron Oren	34	Director
Tanhum Oren	62	Director

All of our directors were appointed in accordance with a December 2000 shareholders agreement among our shareholders, as amended in December 2003. The shareholders have agreed to terminate this agreement effective upon the closing of this offering, at which time our new articles of association, which provide for cumulative voting in the election of directors who are not outside directors, will become effective. Please also see "Certain Relationships and Related Party Transactions" for a description of the shareholders agreement between David Rivel and Del-Ta Engineering, pursuant to which David Rivel granted Del-Ta Engineering an irrevocable proxy to vote his ordinary shares solely with respect to the election of directors effective upon the closing of this offering.

Gilad Ramot, the Chairman of our board of directors since April 2001, is a director and the Chief Executive Officer of Del-Ta Engineering, a holding company and a defense and aerospace consulting and marketing firm that is one of our principal shareholders. Mr. Ramot has been the Chief Executive Officer of Del-Ta Engineering since January 2001. He serves as the Chairman of the Board of General Engineers Ltd. and General Engineers Lighting and Power Protection Ltd., companies engaged in the distribution, marketing and servicing of various electrical equipment, as a director of Del-Ta Elkon Mechanical Products Ltd., an importer of bearing and mechanical components, and as the President of Delta Systems, the representative of Raytheon Company in Israel. Mr. Ramot, who is a Brigadier General (res.) in the Israel Defense Forces, served as the Israeli Defense Forces' Air Defense Forces Commander from 1994 to 1998. He holds a B.A. in Social Science from Bar-Ilan University, Israel and an M.A. in Management from the Air War High College, France.

David Rivel, our founder and Chief Executive Officer since 1991, is also one of our directors. Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication. He is responsible for the development and implementation of our strategy, our business development and the overall management of our company. He holds an M.Sc. degree in Electrical Engineering from the Technion — Israel Institute of Technology, Be'er Sheva Campus, and is a member of the IEEE, World Teleport Association and Society of Satellite Professionals Association. He is the father of Lior Rival, our vice president of Sales and Marketing.

Gil Efron has been our Chief Financial Officer since January 2006. From September 2005 until February 2006, Mr. Efron served as Chief Financial Officer of Earnix Ltd., a software company, and from August 2002 to March 2005, Mr. Efron served as Chief Financial Officer of Proficiency Ltd., a software company specializing in product data engineering collaboration. Prior to that he served in various finance positions, including as Chief Financial Officer of IP Planet Network Ltd., a satellite communications services and interactive television software development company, and as a senior auditor with the Israeli member firm of PricewaterhouseCoopers. Mr. Efron is a certified public accountant in Israel and holds a B.A. in Economics and Accounting and an M.A. in Business Administration from the Hebrew University of Jerusalem.

Ziv Mor has been our Director of Engineering since January 2003, after having served us in different technical management roles since November 1997. Mr. Mor holds a practical engineering degree in Electronics and Communications from ORT College for Advanced Technologies and Sciences and is currently completing a B.Sc. in Technology Business and Management at Holon Academic Institute of Technology.

Lior Rival has been our Vice President—Sales and Marketing since January 2003, after having served as our Marketing Manager from April 1998 to January 2003. Mr. Rival holds a B.A. in Management and Communication from the Tel-Aviv Open University. He is the son of David Rivel, our Chief Executive Officer.

Amit Ben-Yehuda, a member of our board of directors since March 2004, is Chief Executive Officer and a director of Kardan Communications, a holding company that focuses in communication companies, which is one of our principal shareholders. Prior to becoming Chief Executive Officer of Kardan Communications in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications from January 2005 to January 2006 and Vice President Business Development of Kardan Communications from October 1999 to January 2005. From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel. Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996. He serves as a director of Kardan Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange, and of several privately held companies, including Baby First TV LLC. Mr. Ben Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel-Aviv University.

Yigal Berman, a member of our board of directors since June 1993, is Vice President, Chief Financial Officer and Secretary of InterGamma, one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering). Mr. Berman serves as the Chairman of the Board of Directors of Ophthalmic Imaging Systems (OTCBB: OISI), an affiliate of InterGamma that provides imaging systems solutions to the eye care community, as well as a director of various subsidiaries of InterGamma, including Del-Ta Engineering, its parent company Rapac Electronics Ltd., a holding company that primarily operates in the fields of communication and military systems and is publicly traded on the Tel-Aviv Stock Exchange, and Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, which is publicly traded on the London Stock Exchange. Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel-Aviv University.

Avi Kurzweil, a member of our board of directors since January 2006, is the Chief Financial Officer and a director of Kardan Communications and Chief Executive Officer of Kardan Technologies Ltd. Prior to becoming Chief Financial Officer of Kardan Communications in August 2000, Mr. Kurzweil was Chief Financial Officer of AlphaCard Ltd., a franchise operator of Visa Credit Cards in Israel from early 1997 to August 2000. He currently serves as a director of Ophir Optronics Ltd., a company engaged in precision infrared optic components and laser measurement equipment, which is publicly traded on the Tel-Aviv Stock Exchange, and of several private companies, including IVP Video Productions Ltd. Mr. Kurzweil holds a B.A. in Economics and Accounting from Bar-Ilan University and is a certified public accountant in Israel.

Haim Mazuz, a member of our board of directors since July 2003, is the Chief Financial Officer of Rapac Electronics Ltd. and Del-Ta Engineering. Mr. Mazuz served as our Chief Financial Officer from January 2000 to December 2005. He has served as the Chief Financial Officer of Del-Ta Engineering since January 2000, and as the Chief Financial Officer of Rapac Electronics Ltd. since February 2006. He is also a director of Darpak Nadlan. Mr. Mazuz is a certified public accountant in Israel and holds a B.A. in Economics and Accounting from Bar-Ilan University.

Ron Oren, a member of our board of directors since March 2006, has been Vice President — Business Development of Rapac Electronics Ltd. since July 2005. Prior to his engagement at Rapac Electronics Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of InterGamma, including Del-Ta Engineering and Orpak Systems Ltd. Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion — Israel Institute of Technology. He is the son of Tanhum Oren, a member of our board of directors.

Tanhum Oren, a member of our board of directors since June 1993, is the Managing Director and a major shareholder of InterGamma. Mr. Oren has been the Managing Director of InterGamma since 1977. He is also a director of various subsidiaries of InterGamma, including Del-Ta Engineering, Rapac Electronics Ltd. and Orpak Systems Ltd. Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion — Israel Institute of Technology. He is the father of Ron Oren.

Board of Directors and Executive Officers

Our current board of directors consists of eight directors. We intend to appoint an additional director as of the effective date of this prospectus, who will later be nominated for election as an outside director as required by Israeli law. Within 90 days of our initial public offering, we will elect a second outside director, who will replace one of our existing directors.

Other than the outside directors, who are subject to special election requirements under Israeli law, our directors will be elected by cumulative voting of the shareholders present, in person or by proxy, at a shareholders meeting convened for that purpose. At the election of directors, each shareholder so present shall be entitled to as many votes as shall equal the number of ordinary shares held by such shareholder multiplied by the number of directors to be elected at the meeting, and such shareholder may cast all of such votes for a single director nominee or may distribute them among any number of directors nominees as it may see fit. Although cumulative voting does not assure minority representation, it may facilitate the ability of a significant minority shareholder or a group of minority shareholders to elect one or more directors.

Any increase in the number of our directors above nine members requires an amendment of our articles of association and approval by a supermajority vote of seventy-five percent (75%) or more of the votes cast by those shareholders present and voting, not taking into consideration abstentions. A general meeting may remove a director during the term by a simple majority vote (except for outside directors, who can be removed only in accordance with the Israeli Companies Law of 1999, or the Companies Law).

David Rivel and Del-Ta Engineering are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him solely with respect to the election of directors effective upon the closing date of this offering. Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel's election to our board of directors. For a detailed description of this agreement, see "Certain Relationships and Related Party Transactions".

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal. For a discussion of termination provisions, see "Employment Agreements and Change in Control Agreements" below.

Corporate Governance Requirements; Exemptions for a Controlled Company

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC and NASDAQ, require issuers to comply with various corporate governance practices. In accordance with applicable rules under the Sarbanes-Oxley Act of 2002, upon the effective date of this registration statement, our audit committee will consist of three directors, one of whom will be independent.

We will be a controlled company within the meaning of the NASDAQ Marketplace Rules, because more than 50% of our voting power is held by David Rivel and Del-Ta Engineering (an indirect subsidiary of InterGamma), who are parties to a shareholders agreement, pursuant to which Del-Ta Engineering received an irrevocable proxy to vote all of Mr. Rivel's ordinary shares for the election of directors effective upon the closing of this offering (see "Certain Relationships and Related Party Transactions"). Consequently, Del-Ta Engineering and, indirectly, InterGamma, are deemed the owners of more than 50% of our share capital. We intend to rely on the "controlled company" exemption under NASDAQ Marketplace Rule 4350(c)(5), which frees us from the obligation to comply with certain NASDAQ Marketplace Rules corporate governance requirements that would otherwise require:

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  that the majority of our board of directors qualify as independent directors, as defined under the NASDAQ Marketplace Rules;

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  that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors; and

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  that director nominees be selected or recommended for the board of directors' selection, either by (a) a majority of the independent directors or (b) a nominations committee comprised solely of independent directors.

See "Risk Factors — We are controlled by a small number of shareholders, who may make decisions with which you may disagree."

In addition, since we are deemed a foreign private issuer, the NASDAQ Marketplace Rules generally allow us to follow our home country rules of corporate governance. Therefore, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by Israeli law, and we follow our home country rules in connection with shareholder approval requirements and related party transactions' approval requirements. For a discussion of the requirements of Israeli law in this regard, see "Fiduciary Duties and Related Party Transactions," "Shareholders" and "Description of Share Capital — Anti-Takeover Provisions" below. In addition, we do not intend to distribute hard copies of our annual and interim reports to our shareholders.

Outside Directors

We are subject to the Companies Law. Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors, which we will elect within 90 days of this offering. At least one of the outside directors is required to have "financial and accounting expertise," unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has "financial and accounting expertise,"

and the other outside director or directors are required to have "professional expertise," all as defined under the Companies Law.

A person may not serve as an outside director if at the date of the person's election or within the prior two years the person, or his or her relatives, partners, employers or entities under the person's control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, "affiliation" includes:

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  an employment relationship,

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  a business or professional relationship maintained on a regular basis,

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  control, and

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  service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an outside director following the initial public offering.

An "office holder" is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person's title. Each person listed in the table under "Management — Executive Officers and Directors" is an office holder.

A person may not serve as an outside director if that person's position or other business activities create, or may create, a conflict of interest with the person's service as a director or may otherwise interfere with the person's ability to serve as a director. If at the time any outside director is to be elected all members of the board are of the same gender, then the outside director to be elected must be of the other gender. There is also a restriction on interlocking boards: A director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company. Until the lapse of two years from the termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either director or indirectly, including through a corporation controlled by that person. Our initial outside directors must be elected by the shareholders at a meeting to be convened no later than three months following the date on which we first become a public company.

Outside directors are elected by a majority vote at a shareholders' meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

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  the majority includes at least one-third of the shares voted by shareholders other than our controlling shareholders; or

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  the total number of shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of our company.

The Companies Law provides for an initial three-year term for an outside director, which may be extended for one additional three-year term. An outside director may be removed only by the same special majority required for his or her election or by a court, and then only if the outside director ceases to meet the statutory qualifications for election or if he or she breaches a duty of loyalty to our company. In the event of a vacancy in the position of an outside director, if there are then fewer than two outside directors, our board of directors is required under the Companies Law to call a special shareholders meeting as promptly as practical to elect a new outside director.

Outside directors may be compensated only in accordance with regulations adopted under the Companies Law. The compensation of an outside director must be determined prior to the person's consent to serve as an outside director. Compensation of all directors requires the approval of our audit committee, board of directors and shareholders, in that order.

Committees of the Board of Directors

Our board of directors intends to establish two committees: the audit committee and the compensation committee.

Audit Committee.    Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director employed by us or providing services to us on a regular basis, a controlling shareholder or any of a controlling shareholder's respective relatives. In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee. Prior to the effective date of this offering we intend to establish a new audit committee, consisting of three directors, one of whom will be independent as required by the listing requirements of the Nasdaq Global Market as they apply to foreign private issuers. Following the election of our two outside directors within 90 days of the completion of the offering, we will appoint our outside directors to serve on the audit committee, at which time all of the members of our audit committee will meet the requirement of the Companies Law, and a majority of the members of our audit committee will be independent in accordance with the listing requirements of the NASDAQ Global Market as they apply to foreign private issuers. Within one year of the completion of the offering, we intend to change the composition of our audit committee such that all members of our audit committee will be independent in accordance with the listing requirements of the NASDAQ Global Market as they apply to foreign private issuers. We expect that once the committee is established, it will meet as often as it determines to be necessary and appropriate, but not less than quarterly each year.

The audit committee's duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor, and to review and approve related party transactions.

Compensation Committee.    Our compensation committee will consist of three directors, at least one of whom shall be an outside director as required by Israeli law. The compensation committee's duties will include making recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees. We expect that once the compensation committee is established, it will meet at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson. As a "controlled company," we are exempt from the requirements of the NASDAQ Marketplace Rules regarding the composition of a compensation committee. See "Corporate Governance Requirements; Exemption for a Controlled Company" above.

We currently do not have in place a nominating committee and the actions ordinarily taken by such committee are resolved by our board of directors. As a "controlled company," we are exempt from the requirements of the NASDAQ Marketplace Rules regarding nomination of directors. See "Corporate Governance Requirements; Exemption for a Controlled Company" above.

Internal Auditor

Under the Companies Law, the board of directors also must appoint an internal auditor nominated following the recommendation of the audit committee. The primary role of the internal auditor is to examine whether a company's actions comply with the law and proper business procedure. The internal auditor may be an employee of ours but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative. The Companies Law defines an "interested party" as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager. We intend to appoint an internal auditor following completion of this offering.

Executive Officer and Director Compensation

The aggregate direct compensation we paid to our executive officers as a group (3 persons) for the year ended December 31, 2005 was $1.1 million. This amount includes $16 thousand that was set aside or accrued to provide for severance and retirement insurance policies, and $751 thousand that was paid as bonuses pursuant to individual bonus arrangements provided for in the executive officers' employment agreements. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, this amount does not include fees paid to our Chief Executive Officer in consideration for his services as a director (see below) and pursuant to a management services agreement that was entered into in March 2004 in a form similar to the management services agreement with our other shareholders (see "Certain Relationships and Related Party Transactions").

We currently pay an annual fee in consideration for the services of our directors as follows: $30 thousand for our Chairman of the Board, $20 thousand for our Chief Executive Officer, and $15 thousand for any other director. Fees payable for services of a director who is employed by one of our shareholders are paid to the shareholders and not to the individual director. We intend to change the consideration payable to our directors following our initial public offering, such that each director will receive an annual fee of $17 thousand, $500 per each meeting of the board attended and $500 per each meeting of a committee attended, unless such meeting is held immediately before or after a board meeting, in which case, the fee for such meeting will be $200. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee for such action will be $150. The compensation of our outside directors will be determined at the time of their election.

As of the date of this prospectus, there were outstanding options to purchase 233,100 ordinary shares granted to our directors and officers (one person), at exercise prices ranging from $5.60 to $8.35 per ordinary share (see "Certain Relationships and Related Party Transactions" below).

Fiduciary Duties and Related Party Transactions

Officers and Directors.    The Companies Law codifies the fiduciary duties that office holders, which under the Companies Law includes our directors and executive officers, owe to a company.

Fiduciary duties.    An office holder's fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder's position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company's affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

Compensation.    Under the Companies Law, unless the articles of association provide otherwise, the compensation arrangements for officers who are not directors require approval of the board of directors. Our articles provide that transactions concerning compensation of an office holder who is not a director require only the approval of our board of directors, a committee of our board of directors or the chief executive officer. Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

Disclosure of personal interest.    The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. "Personal interest," as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. "Personal interest" does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "extraordinary transaction." The Companies Law defines an "extraordinary transaction" as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities, and a "relative" as a spouse, sibling, parent, grandparent, descendent, spouse's descendant and the spouse of any of the foregoing.

Approvals.    The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. Under our articles of association, the board of directors may authorize a committee of the board or the chief executive officer to approve such a transaction. The transaction may not be approved if it is adverse to our interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approvals of the company's audit committee and the board of directors are required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders

The Companies Law imposes on a controlling shareholder of a public company the same disclosure requirements described above as it imposes on an office holder. For this purpose, a "controlling shareholder" is any shareholder who has the ability to direct the company's actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

  •
  extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

  •
  the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company.

The shareholders approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

  •
  the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

  •
  the total number of shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of our company.

However, pursuant to regulations promulgated under the Israeli Companies Law, exempt transactions between a company and its controlling shareholder(s) (or the controlling shareholders' relative) do not require shareholders approval.

Exculpation, Indemnification and Insurance of Directors and Officers

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director. Our articles of association also allow us to indemnify any person who is not our office holder, including an employee, agent, consultant or contractor who is not an office holder.

Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator's award approved by court.

A company also can indemnify an office holder against reasonable litigation expenses (including attorneys' fees) incurred, whether or not paid by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the office holder.

In addition, a company may indemnify an office holder against reasonable litigation expenses (including attorney's fees), incurred, whether or not paid by him or her in his or her capacity as an office holder, in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company's actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may exculpate an office holder from a breach of duty of care in advance of that breach. Under our articles of association we may also exculpate an officer retroactively, to the extent permitted by law. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company's shares by the company or other entities controlled by the company.

There are certain general limitations on the ability of an Israeli company to indemnify, insure or exculpate an office holder. A company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events. In addition, at the time of the offering, we will have entered into an insurance, indemnification and exculpation agreement with each of our directors and executive officers.

2006 Israel Equity Incentive Plan

We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. This plan, our 2006 Israel Equity Incentive Plan, remains subject to approval of the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan; however, such other persons (controlling shareholders, services providers, etc.) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that will be available for grant under our plan is 441,000, which will be reduced by two shares for each restricted share unit or restricted share that we grant under the plan and by one share for each option that we grant under the plan.

We have requested the Israeli Tax Authority to approve our equity incentive plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares' market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares' market value at the date of grant and the remaining capital gains will be taxed at the grantee's regular tax rate. We may not recognize expenses pertaining to the employees' restricted shares, restricted share units and options for tax purposes.

Restricted shares, restricted share units and options granted under our equity incentive plan will generally vest over four years from the grant date. Any option not exercised within ten years of the grant date will expire unless extended by the compensation committee. If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If we terminate the employment of an employee for any other reason, the employee may exercise his or her vested options within sixty days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

If during the sixty-day period after termination of employment, the employee is subject to a "blackout period" pursuant to our insider trading policy or otherwise, during which, the employee may not sell underlying shares, then the employee may exercise any unexercised options, which were vested on the date of termination of employment, until the later of (a) twenty-five days after the blackout period is lifted; or (b) sixty days from the date of termination of employment.

An employee who terminates his or her employment with us due to retirement or disability may exercise his or her options within one year of the date of retirement or within two years of the date of the disability. Any rights upon vested restricted share or vested restricted share units shall be delivered to the employee to the extent that they were vested within the thirtieth day after employment terminates. Any expired or unvested options, restricted shares, restricted share units restricted return to the plan for reissuance.

Principal and Selling Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of September 15, 2006, and as adjusted to give effect to the sale of 3,625,000 ordinary shares by us and 175,000 ordinary shares by the selling shareholder in this offering for:

  •
  each person we know to be the beneficial owner of 5% or more of the outstanding shares of our ordinary shares;

  •
  each of our executive officers and directors;

  •
  all of our executive officers and directors as a group; and

  •
  the shareholder who is selling shares pursuant to this prospectus.

The column entitled "Beneficial Ownership Prior to Offering" is based on 13,047,300 ordinary shares outstanding as of September 15, 2006. The column entitled "Beneficial Ownership After the Offering" is based on 16,672,300 ordinary shares to be outstanding after the closing of this offering, including the 3,625,000 shares that we are selling in this offering. The column entitled "Beneficial Ownership After the Offering — Assuming Exercise of the Over-allotment Option in Full" is based on 17,242,300 ordinary shares to be outstanding after the closing of this offering, including the 4,195,000 shares that we are selling in this offering assuming that the underwriters purchase 570,000 shares upon the exercise of the over-allotment option in full.

For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of September 15, 2006, to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owners is c/o RRSat Global Communications Network Ltd., 4 Hagoren Street, Industrial Park, Omer 84965, Israel. None of our shareholders are residents of the United States.

Beneficial Ownership After the Offering—Assuming Exercise of the Over-allotment Option in Full
	Beneficial Ownership Prior to Offering			Beneficial Ownership After the Offering
Name of Beneficial Owner			Shares to be Sold
	Shares	Percentage		Shares	Percentage	Shares	Percentage
Executive Officers and Directors:
Gilad Ramot	–	–	–	–	–	–	–
David Rivel(1)	2,727,900	20.91%	175,000	2,552,900	15.31%	2,552,900	14.81%
Gil Efron	–	–	–	–	–	–	–
Lior Rival	–	–	–	–	–	–	–
Ziv Mor	–	–	–	–	–	–	–
Amit Ben-Yehuda	–	–	–	–	–	–	–
Yigal Berman	–	–	–	–	–	–	–
Avi Kurzweil	–	–	–	–	–	–	–
Haim Mazuz	–	–	–	–	–	–	–
Ron Oren	–	–	–	–	–	–	–
Tanhum Oren(2)	6,085,800	46.64%	–	6,085,800	36.50%	6,085,800	35.30%
All directors and executive officers as a group(1)(2)	8,813,700	67.55%	–	8,638,700	51.81%	8,638,700	50.10%

5% Shareholders:
Del-Ta Engineering Equipment Ltd.(2) 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel	6,085,800	46.64%	–	6,085,800	36.50%	6,085,800	35.30%
Kardan Communications Ltd.(3) 154 Menachem Begin Road Tel-Aviv 64921, Israel	4,233,600	32.45%	–	4,233,600	25.39%	4,233,600	24.55%

(1)
David Rivel is our Chief Executive Officer and one of our directors. Excludes options held by a company under the control of Mr. Rivel (Datacom) to purchase a total of 233,100 ordinary shares at exercise prices ranging from $5.60 per ordinary share to $8.35 per ordinary share, which are not exercisable within the next 60 days. Mr. Rivel has granted an irrevocable proxy to Del-Ta Engineering to vote all his ordinary shares solely with respect to the election of directors effective on the date of this offering. See "Certain Relationships and Related Party Transactions."

(2)
Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Electronics Ltd., which in turn is 80% held by InterGamma Investment Ltd., a company that is publicly traded on the Tel-Aviv Stock Exchange. Del-Ta Engineering directly holds 6,085,800 ordinary shares and may be deemed the beneficial owner of additional 2,727,900 ordinary shares (or 2,552,900 ordinary shares after the offering) that are directly held by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering. See "Certain Relationships and Related Party Transactions." Tanhum Oren, our director, is a major shareholder of InterGamma Investment Ltd. and may be deemed the beneficial owner of such shares. Mr. Oren disclaims beneficial ownership of such shares.

(3)
Kardan Communications Ltd. is a wholly-owned subsidiary of Kardan Israel Ltd., a company that is publicly traded on the Tel-Aviv Stock Exchange and a subsidiary of Kardan N.V., which is also publicly traded on the Tel-Aviv Stock Exchange.

Certain Relationships and Related Party Transactions

All future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our audit committee. See "Management—Fiduciary Duties and Related Party Transactions."

Shareholders Agreements

In December 2000, we entered into an agreement with our shareholders, pursuant to which each of Del-Ta Engineering, Kardan Communications, Gmul Amgal Investments Ltd. and David Rivel were granted the following rights: anti-dilution protection, preemptive rights, the right to appoint directors to our board of directors, specified veto rights, rights of first refusal and registration rights. This agreement was amended in December 2003, among other things, to revise the terms relating to the election of directors. In 2004, Gmul Amgal Investments Ltd. sold all of its ordinary shares in our company to our other shareholders. The shareholders have agreed to terminate this agreement upon the closing of our initial public offering. The December 2000 agreement also provided for the payment of management fees to our principal shareholders. See "Management Services Agreements" below.

Two of our principal shareholders, Del-Ta Engineering and David Rivel, have entered into a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement, effective upon the closing of this offering. Del-Ta is entitled to exercise the irrevocable proxy in its sole discretion, but will be required to inform Mr. Rivel in advance how it intends to exercise its rights. Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel's election to our board of directors. In addition, Mr. Rivel granted Del-Ta a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees. Del-Ta Engineering will be required to compensate Mr. Rivel in certain cases in the event Del-Ta Engineering does not exercise its right of first refusal. The shareholders agreement will become effective upon the closing of our initial public offering and will remain in effect for an initial term of three years. At the end of each year, the agreement will automatically extend for an additional one year period beyond the then current three year term unless either party notifies the other during the month of April in any year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three years term. Furthermore, the agreement will terminate on the earlier of the date (i) on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of our outstanding share capital and (ii) Mr. Rivel is no longer our chief executive officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on our board of directors voted against the removal of Mr. Rivel from his position as our chief executive officer.

In October 2006, our existing shareholders, Del-Ta Engineering, Kardan Communications and David Rivel, entered into an agreement providing each existing shareholder with a right to tag along to any proposed sale of ordinary shares or other securities of the company by Del-Ta Engineering or Kardan Communications. The tag along right does not apply to sales on a stock exchange and sales to specified permitted transferees. Each existing shareholder shall have the right to tag along based on its pro rata share of our ordinary shares at the time of the proposed sale. The agreement will become effective upon the closing of our initial public offering and will remain in effect for an initial term of three years. At the end of each year, the agreement will automatically extend for an additional one year period beyond the then current three year term unless one of the parties notifies the other parties at least 90 days prior to the end of the year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three years term.

Furthermore, the agreement will terminate with respect to an existing shareholder on the date such existing shareholder's holdings represent less than 10% of our outstanding share capital.

For a description of the registration rights agreement with our shareholders, which was entered into in September 2006, see "Description of Share Capital — Registration Rights."

Management Services Agreements

The December 2000 agreement referred to above provided that we enter into management services agreements with each of our shareholders, pursuant to which (i) Del-Ta Engineering received an annual management fee in the amount of $100 thousand; (ii) Each of Kardan Communications and Gmul received an annual management fee in the amount of $50 thousand; and (iii) David Rivel received an annual management fee in the amount of $20 thousand. Accordingly, in April 2001, we entered into management agreements with Del-Ta Engineering, Kardan Communications and David Rivel, pursuant to which they were required to provide us with specified management and consulting services in consideration for the amounts stated above. These agreements provided for a three year term. The payments pursuant to these agreements aggregated $166 thousand in 2001, $220 thousand in 2002 and $220 thousand in 2003. All amounts of management fees set forth above and below do not include value added tax, or VAT (currently 15.5%).

In March 2004, we entered into new agreements with Del-Ta Engineering, Kardan Communications and David Rivel, which superseded the April 2001 management services agreements effective as of January 2004. These agreements set forth the management and consulting services that our shareholders are obligated to provide us and the annual management fees payable thereunder as follows: (i) $220 thousand to Del-Ta Engineering; (ii) $100 thousand to Kardan Communications; and (iii) $100 thousand to David Rivel. These agreements provide for a one year term and were extended each year thereafter. In 2005, the annual management fees payable under the agreements were increased such that: (i) Del-Ta Engineering is entitled to an annual management fee of $285 thousand; (ii) Kardan Communications is entitled to an annual management fee of $205 thousand; and (iii) David Rivel is entitled to an annual management fee of $110 thousand. The payments pursuant to these agreements aggregated $420 thousand in 2004, $600 thousand in 2005 and $300 thousand in the six months ended June 30, 2006.

In October 2006, we entered into a new agreement with Del-Ta Engineering and Kardan Communications, which will supersede the March 2004 management services agreements effective as of January 2007, and we terminated the management services agreement with David Rivel effective as of January 2007. This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235 thousand to Del-Ta Engineering and (ii) $163 thousand to Kardan Communications. This agreement provides for a one year term and renews automatically for one year periods unless terminated by us or, jointly, by Del-Ta Engineering and Kardan Communications. Each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider. Del-Ta Engineering and Kardan Communications also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement.

Special Management Fees

We also expect to pay each of Del-Ta Engineering and Kardan Communications a one-time payment of $250 thousand at the time of this offering for special management services that they provided us during

2006 beyond the services they were required to provide pursuant to the management services agreements described above.

Employment Agreements

In March 2006, we entered into a service agreement (which replaced an agreement of March 2001) with Datacom, a company controlled by Mr. Rivel, which was amended in September 2006, pursuant to which Datacom agreed to provide us with the services of David Rivel as our Chief Executive Officer. We believe this agreement is equivalent to an employment agreement. The term of the agreement is through December 31, 2011. Either party may terminate the agreement upon 180 days' prior written notice. If we elect to terminate the agreement on or prior to December 31, 2008, other than as a result of (A) a material breach by Datacom or Mr. Rivel, or (B) Mr. Rivel's death, we will pay Datacom a fee in the amount of $250 thousand plus VAT. If the agreement is terminated as a result of Mr. Rivel's death, we will pay Datacom a fee in the amount of $300 thousand plus VAT.

Pursuant to the agreement, Datacom is entitled to NIS 102,700 plus VAT per month until December 2006 and to NIS 122,765 per month (adjusted to the Israeli CPI from August 2006) plus VAT beginning January 2007 as compensation for Mr. Rivel's services as our Chief Executive Officer. Datacom is also entitled to a bonus of 6% of our annual net income up to $4 million in 2006 and up to $1 million thereafter, 8% of our annual net income above $4 million and up to our historical highest annual net income in 2006 and above $1 million and up to our historical highest annual net income thereafter, 10% of our annual net income above our historical highest annual net income and up to 120% of our historical highest annual net income, and 15% of our annual net income above 120% of our historical highest annual net income. For the purpose of determining the bonus, taxes, management fees to other shareholders and specified expenses and losses are excluded from the calculation of annual net income. In addition, the agreement provides that the 2006 bonus shall not be less than the 2005 bonus. We also provide Mr. Rivel with certain benefits that are customary for senior officers in Israel, such as the use of a company car and reimbursement of home telephone expenses.

Pursuant to this agreement, Datacom was granted options to purchase a total of 233,100 ordinary shares. Under the agreement, Mr. Rivel can elect to exercise the options personally. The options will vest in five installments over a period of four years, beginning on December 31, 2006, when approximately 1/6 of the options shall vest. These options are exercisable at exercise prices ranging from $5.60 per ordinary share to $8.35 per ordinary share. Unvested options will expire upon termination of the service agreement and vested options will expire 6 months following termination of the services agreement.

In addition, we granted Datacom an option to purchase ordinary shares in the event that we consummate an initial public offering of our shares (or a similar transaction, such as a reverse merger with a public company) prior to December 31, 2009. The option is exercisable only in whole into a number of shares equal to 5% of our issued share capital immediately prior to the offering at an exercise price equal to 85% of the initial offering price per share. However, pursuant to the terms of the agreement, on June 22, 2006, we exercised a right to terminate the option in consideration for a one-time payment of $500 thousand to be paid within ten days after the closing of this offering. This termination is subject to the closing of this offering.

We have also agreed to indemnify Datacom and David Rivel for any expense or loss they may incur as a result of claims made against Datacom and David Rivel, which would have been indemnifiable by us or subject to insurance coverage had the claim been made directly against David Rivel as our office holder.

We have also agreed with David Rivel that following the expiration or termination of the agreement with Datacom for any reason other than as a result of Mr. Rivel's death, we will pay Mr. Rivel, in consideration for a non-competition undertaking on his part, which shall extend between 12 and 24 months depending on the date the Datacom agreement terminates or expires, $150 thousand if the agreement terminates on or before December 31, 2008, $350 thousand if the agreement terminates during 2009, $450 thousand if the agreement terminates during 2010 and $650 thousand if the agreement terminates or expires during 2011. In the event the Datacom agreement terminates on or before December 31, 2008, we will not be required to make this payment to Mr. Rivel if we decide not to enforce such undertaking.

We also have employment agreements with Lior Rival, our Vice President—Sales and Marketing, who is the son of David Rivel, and with Maya Rival, our Administration and Human Resources Manager, who is the daughter of David Rivel. These agreements can be terminated at will without notice, except as required by Israeli law. The terms of their employment are substantially similar to the terms of employment of company employees in comparable positions. The compensation paid to Lior Rival is included in the aggregate direct compensation amount reported under "Management — Executive Officer and Director Compensation."

Commercial Agreements

  •
  In February 2006, we entered into a service agreement with Baby First TV LLC, a company in which Kardan Communications, one of our principal shareholders, holds 30.0% of the share capital and one of our directors serves as a director. Under this agreement, BFTV LLC agreed to purchase from us international playout and uplink services over a period of three years in consideration for monthly payments of $31.4 thousand until May 31, 2006 and $33.2 thousand for the remainder of the agreement's term.

  •
  In May 2001, we entered into a service agreement with IVP—Ivory Video Productions Ltd., a company in which Kardan Communications holds 40.0% of the share capital and one of our directors serves as a director. Under this agreement, IVP—Ivory Video Productions Ltd. agreed to purchase from us certain video link and satellite transmission services over an initial period of two years (which was later on extended for an additional period of five and a half years), in consideration for monthly payments of $39.4 thousand. According to the agreement, we are responsible and bear all of the costs for obtaining all permits from all authorities required in Israel for the performance of the services.

  •
  Our corporate headquarters in Omer, Israel are currently leased under an agreement with Datacom, entered into In February 1998. The agreement provides for monthly lease payments of $1 thousand.

Guarantees and Obligations

InterGamma, our indirect parent corporation, guarantees our obligations under our July 2001 satellite services agreement with Spacecom Satellite Communications Company Ltd. InterGamma's guarantees are in the amounts of $175 thousand and $185 thousand and expire on December 1, 2006 and November 1, 2007, respectively. Kardan Communications has agreed to indemnify InterGamma to the extent it is required to make payments under these guarantees up to a specified percentage of the payments made.

In addition, InterGamma agreed with the Ministry of Communications to cause us to fulfill our obligations under our principal license from the Israeli Ministry of Communications.

Indemnification and Insurance

At the time of the offering, we will have entered into an insurance, indemnification and exculpation agreement with each of our directors and executive officers and will have purchased directors' and officers' liability insurance. The insurance, indemnification and exculpation agreements and our articles of association require us to indemnify our directors and officers. See "Management—Exculpation, Indemnification and Insurance of Directors and Officers."

Description of Share Capital

Upon the closing of this offering, our authorized share capital will consist of 20,000,000 ordinary shares, par value NIS 0.01 per share.

The following summary of provisions of our ordinary shares is not complete and a full understanding requires a review of our articles of association that are included as an exhibit to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

Ordinary Shares

As of September 15, 2006, there were 13,047,300 of our ordinary shares outstanding.

Upon completion of the offering, there will be 16,672,300 ordinary shares outstanding, assuming no exercise of the underwriters' over-allotment option.

The holders of our ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except in the election of directors in which our shareholders are entitled to cumulative voting (see "Management — Board of Directors and Executive Officers"). Holders of our ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

In the event of our liquidation, dissolution or winding up, after payment of all of our debts and liabilities, the holders of our ordinary shares are entitled to share ratably in all assets. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future. Our ordinary shares to be outstanding upon completion of this offering will have no preemptive or conversion rights or other subscription rights.

The Companies Law and our articles of association provide that the rights of a particular class of shares may not be modified without the vote of a majority of the affected class, unless otherwise provided for in the terms of the issuance of such class.

Shareholder Meetings

Under the Companies Law, an annual meeting of our shareholders must be held once every calendar year and not more than 15 months from the date of the previous annual shareholders meeting. In addition, our board of directors may, in its discretion, convene additional meetings as special shareholders meetings. The board of directors also is required to convene a special shareholders meeting upon the demand of any of the following: two directors; one quarter of the directors in office; the holder or holders of at least 5% of our share capital, provided they hold at least 1% of the voting rights in our company; or the holder or holders of at least 5% of the voting rights in our company. Our articles of association that will be in effect upon the sale of the shares offered hereby provide that each shareholder of record is entitled to receive prior notice of any shareholders meeting in accordance with the requirements of the Companies Law, which is currently at least 21 days.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33 1/3% of the voting power. A meeting adjourned for lack of a quorum will be adjourned to the next day at the same time and place, or any time and place as our directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of two shareholders holding at least 10% of the issued and outstanding share capital. The chairman of the board of directors presides at each of our shareholders meetings. The chairman of the meeting will not have an additional or casting vote.

As described above under "Regulation — Israeli Regulation — Ministry of Communications," any shareholder seeking to vote at a general meeting of our shareholders must notify us prior to the meeting whether or not its beneficial holdings are subject to the consent of the Ministry of Communications in view of the restrictions on transfer or acquisition of means of control imposed by our licenses. If the shareholder does not provide such notice, its instructions shall be invalid and its vote shall not be counted.

Resolutions

All resolutions at shareholders meetings will be deemed adopted if approved by the holders of a majority of the voting power represented and voting at the meeting, except for the following decisions which require a different majority:

(1)
a voluntary liquidation — a majority of 75% of the shareholders voting at the shareholders meeting is needed.

(2)
a compromise or arrangement between a company and its creditors or shareholders, reorganization, stock split and reverse stock split have to be approved by the majority in number of the persons participating in the vote (except for abstentions) together holding three quarters of the value at the vote. In addition, these resolutions must be approved by a court.

(3)
election and dismissal of directors (except for outside directors) — see "Management — Board of Directors and Executive Officers."

(4)
amendment to the articles of association.

(5)
nomination and dismissal of an outside director — see "Management — Outside Directors."

(6)
related party transactions — see "Fiduciary Duties and Related Party Transactions — Approvals."

(7)
exculpation, indemnification or insurance of directors — see "Management — Exculpation, Indemnification and Insurance of Directors and Officers."

(8)
compensation for a director that is different than the compensation for the other directors.

Election of Directors

Other than the outside directors, who are subject to special election requirements under Israeli law, our directors will be elected by cumulative voting of the shareholders present, in person or by proxy, at a shareholders meeting. See "Management—Board of Directors and Executive Officers."

A director may nominate an alternate director, as long as the alternate qualifies to serve as a director.

Dividends

The holders of the ordinary shares to be sold in this offering will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares on or after the date of this prospectus. We may declare dividends out of retained earnings. Even in the absence of retained earnings, we may declare dividends out of earnings generated over the two most recent fiscal years (Profit Test). In either case, our board of directors must reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due (Solvency Test). If we do not comply with the Profit Test, a court may nevertheless allow us to distribute a dividend, provided the court is convinced that the Solvency Test is satisfied.

Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

Shareholder Duties

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders, and to refrain from abusing his or her power in the company, including when voting in a shareholders meeting or in a class meeting on matters such as the following:

  •
  an amendment to our articles of association;

  •
  an increase in our authorized share capital;

  •
  a merger; or

  •
  approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder. In addition, each of the following has a duty to act with fairness towards the company: a controlling shareholder; any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders meeting or a shareholders class meeting; or any shareholder who has the power to prevent the appointment of an office holder or other power towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking into account the position in the company of those who breached the duty of fairness.

Anti-Takeover Provisions

Mergers and Acquisitions.    The Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company's board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

Tender Offer.    The Companies Law provides that certain ownership thresholds in public companies may be crossed only by means of a tender offer made to all shareholders. A purchaser must conduct a tender offer in order to purchase shares in publicly held companies if, as a result of the purchase, the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. A tender offer is not required if: (i) the shares are acquired in a private placement that is approved by the shareholders with the knowledge that as a result the purchaser would hold more than 25% or 45% of the voting rights, as applicable, (ii) the purchaser crosses the 25% threshold by purchasing shares from a shareholder who held more than 25% of the voting rights immediately prior to the transaction, or (iii) the purchaser crosses the 45% threshold by purchasing shares from a shareholder who held more than 45% of the voting rights immediately prior to the transaction.

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company's shares or of any class of shares,

unless the purchaser makes a tender offer to purchase all of the target company's shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser acquires more than 95% of the company's shares or a particular class of shares, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares. However, if the purchaser is unable to purchase 95% or more of the company's shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

Ownership Limitations.    Our licenses from the Israeli Ministry of Communications to operate our teleports provide that, without the consent of the Israeli Ministry of Communications, no direct or indirect control of RRSat may be acquired and no means of control may be transferred in a manner that would result in a transfer of control. Our licenses were amended in connection with this offering to provide, among other things, that should a shareholder, other than our existing shareholders, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister, its holdings will be converted into dormant shares for as long as the Minister's consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings. For additional information regarding the provisions of our amended licenses as they relate to restrictions on the transfer of control, see "Regulation — Israeli Regulation — Ministry of Communications."

Tax Law.    Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Registration Rights

Following the completion of this offering, all three of our existing shareholders, to whom we refer to as the entitled shareholders, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities.

Demand Registration Rights.    At any time beginning no earlier than six months after the closing of this offering, each of the three entitled shareholders have the right, on no more than one occasion, to demand that we register ordinary shares under the Securities Act, subject to certain limitations, including that the aggregate offering price to the public equals at least $5 million. We may defer the filing of any registration statement for up to 120 days once in any 12-month period if our Board of Directors determines that the filing would be detrimental to our shareholders and us. The underwriters have the right, subject to certain limitations, to limit the number of shares included in the registration.

Form F-3 Registration Rights.    At any time after we become eligible to file a registration statement on Form F-3, the entitled shareholders may, subject to certain terms and conditions, require us to file a registration statement on Form F-3, provided the aggregate offering price to the public, not including the underwriters' discounts and commissions, equals at least $2 million. However, we shall not be required to effect more than two registrations on Form F-3 in any twelve-month period, and we may, in certain circumstances, defer the registration for up to 120 days once in any 12-month period if our board of directors determines that the filing would be detrimental to our shareholders and us. The underwriters have the right, subject to certain limitations, to limit the number of shares included in the registration.

"Piggyback" Registration Rights.    In addition, the entitled shareholders received piggyback registration rights with respect to the registration under the Securities Act of ordinary shares. In the event we propose to register any ordinary shares under the Securities Act either for our account or for the account of other shareholders, the entitled shareholders will be entitled to receive notice of the registration and to include shares in any such registration, subject to limitations. Piggyback registration rights are also subject to the right of the underwriters of an offering to limit the number of shares included in the registration. We may terminate or withdraw any piggyback registration prior to the effectiveness of the registration whether or not any entitled shareholder has elected to include securities in the registration.

Expenses of Registration.    All expenses in effecting these registrations, including the reasonable fees and expenses of one counsel for the selling shareholders in the event that our counsel does not make itself available for the selling shareholders for this purpose, with the exception of underwriting discounts and selling commissions, will be borne by us. However, we will not pay for the expenses of any demand registration or F-3 registration if the request is subsequently withdrawn by the entitled shareholders, subject to specified exceptions.

Expiration of Registration Rights.    The registration rights described above will expire, with respect to each holder, on the earlier of: (i) the date that the holder is eligible to sell all of its shares subject to these registration rights under Rule 144(k) of the Securities Act within any 90-day period; and (ii) the lapse of five years following the completion of this offering. If, after five years, any shares cannot be sold without any volume limitations in any 90-day period without registration in compliance with Rule 144(k) of the Securities Act, we agreed to use our best efforts to assist such entitled shareholder in disposing of such shares so long as we will not be required to bear any expense or subject ourselves to any liability in connection with, or as a result of, such assistance.

Incorporation

We were incorporated under the laws of the State of Israel in August 1981. Our registration number with the Israeli Registrar of Companies is 51-089629-3. Upon completion of this offering our registration number may be changed by the Israeli Registrar of Companies to indicate that we are a public company. Our purpose under our memorandum of association is to engage in any business permitted by law.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

NASDAQ Global Market Listing

We have applied to list our ordinary shares for quotation on the NASDAQ Global Market under the trading symbol "RRST."

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon the closing of this offering and assuming no exercise by the underwriters of their over-allotment option, we will have outstanding an aggregate of approximately 16,672,300 ordinary shares. Of these shares, the 3,800,000 ordinary shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are later held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares held by shareholders prior to this offering were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and 701 under the Securities Act, our ordinary shares (excluding the shares sold in this offering) will be available for sale in the public market as follows:

  •
  no shares will be eligible for sale on the date of this prospectus;

  •
  12,872,300 shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus; and

  •
  shares will be eligible for sale, upon the exercise of then vested options and restricted share units, upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus.

Lock-up Agreements

All of our directors, executive officers, and all of our existing shareholders are subject to lock-up agreements under which they have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any shares of our ordinary shares or any securities convertible into or exercisable or exchangeable for shares of our ordinary shares for 180 days after the date of this prospectus. CIBC World Markets may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements. The 180-days restricted period described above will be extended if:

  •
  during the last 17 days of the 180-days restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-days restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which events, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our "affiliate," or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our "affiliates" within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our ordinary shares, or approximately 166,723 shares of ordinary shares immediately after this offering assuming no exercise of the underwriters' over-allotment option, or the average weekly trading volume of our ordinary shares on the NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Rule 144(k)

In general, under Rule 144(k) of the Securities Act as currently in effect, if a person, or persons whose shares are aggregated, is not deemed to be our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the later of the date the shares were acquired from us or any of our "affiliates."

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144 of the Securities Act, by complying with the applicable requirements of Rule 144 of the Securities Act other than the holding period conditions.

2006 Israel Equity Incentive Plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register ordinary shares issued or reserved for issuance under our 2006 Israel Equity Incentive Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

Following the completion of this offering and expiration of the lock-up agreements, shareholders holding approximately 12,872,300 ordinary shares are entitled to have their shares registered by us under the Securities Act. Please see "Description of Share Capital—Registration Rights." After any registration of these shares, these shares, except for shares purchased by affiliates, will become freely tradable without restriction under the Securities Act.

Taxation in Israel

The following is a discussion of the material tax consequences under Israeli tax laws relating to the ownership and disposition of our ordinary shares and of the Israeli government programs we benefit from. This discussion does not address all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include banks, financial institutions, insurance companies and securities dealers; persons that own, directly or indirectly, 10% or more of our outstanding voting rights; or a foreign corporation if Israeli residents hold 25% or more of its shares or have the right to 25% or more of its income or profits.

Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Therefore, the views expressed in the discussion may not be accepted by the tax authorities in question. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Corporate Tax Structure in Israel

Israeli companies are subject to corporate tax at the rate of 31% of their taxable income in 2006. The rate was 34% for 2005, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009, and 25% in 2010 and subsequent years.

Special Provisions Relating to Taxation Under Inflationary Conditions

We are taxed under the Income Tax Law (Inflationary Adjustments), 1985, which we refer to as the Inflationary Adjustments Law. The Inflationary Adjustments Law was designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to historic cost principles. The Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and unlimited tax loss carryforwards to mitigate the effects resulting from an inflationary economy.

The Inflationary Adjustments Law is highly complex. Its principal features can be described as follows:

  •
  Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to this excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward indefinitely, linked to the Israeli consumer price index.

  •
  Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

  •
  Subject to specified limitations, depreciation deductions on fixed assets and losses are adjusted for inflation based on the change in the consumer price index.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the dollar may in future periods cause significant differences between taxable income and the income measured in dollars as reflected in our consolidated financial statements.

Taxation of Non-Israeli Shareholders

Dividends

Our shareholders who are non-residents of Israel (both individuals and corporations) will be subject to Israeli income tax at the rate of 20% (in 2006) on dividends that they receive from us. This tax will be withheld at the source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25%.

Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale by non-residents of Israel of capital assets located in Israel (or of direct or indirect rights to assets located in Israel), including shares of RRSat and securities held by us. The Israeli Income Tax Ordinance distinguishes between "Real Gain" and "Inflationary Surplus." Inflationary Surplus is the portion of the gain attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Real Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus that accrued after December 31, 1993 is exempt from tax.

Our shareholders who are non-residents of Israel will be exempt from Israeli taxation on capital gains from the sale of our ordinary shares, provided that our ordinary shares continue to be traded on the NASDAQ Global Market. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company from Israeli capital gains tax in connection with such sale, provided that their holdings did not equal or exceed 10% at any time in the 12 months prior to a sale of their shares.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, known as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). An investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an "Approved Enterprise," is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

The Investment Law was significantly amended effective April 2005. We will continue to enjoy our current tax benefits in accordance with the provisions of the Investment Law prior to its revision. Since we do not expect to be granted any benefits in the future in light of the limitations of the amended Investment Law, the following discussion is primarily a summary of the Investment Law prior to its amendment.

Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative package of benefits, a company's undistributed income derived from an Approved Enterprise is eligible for reduced tax rates and, in some cases (which is not the case for our Approved Enterprise), may also be fully exempt from corporate tax for a defined period of time. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise must be allocated among the different Approved Enterprises and therefore does not enjoy tax benefits.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a foreign investor's company. A foreign investor's company eligible for benefits is essentially a company that is more than 49% owned (measured by both share capital, and combined share and loan capital) by non-Israeli residents. A company which qualifies as a foreign investor's company and has an Approved Enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the Approved Enterprise program will be subject to a reduced tax rate for those ten years, provided that the company qualifies as a foreign investor's company. The tax rates and related levels of foreign investments are set forth in the following table

Rate of Reduced Tax	Reduced Tax Period	Percent of Foreign Ownership
25%	7 years	0-25%
25%	10 years	25-48.99
20%	10 years	49-73.99
15%	10 years	74-89.99
10%	10 years	90-100

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). If the dividend is distributed within 12 years after the commencement of the benefits period, the dividend recipient is taxed at the reduced withholding tax rate of 15%, or at the lower rate under an applicable tax treaty. After this period, the withholding tax rate is 25%, or at the lower rate under an applicable tax treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Our export expansion plan has recently been granted "Approved Enterprise" status, and we have elected to participate in the alternative benefits program. Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be subject to a reduced tax rate of 25% for a period of up to a total of seven years. Under the terms of the program, which relates to our export of communications services to television channels and television operators via satellites, we are required, among other things, to increase the export of our services by at least $100 thousand annually and maintain arms' length terms for all related party transactions. We are also required to increase our share capital to $50 thousand, which we intend to do in connection with this offering.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and regulations and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index and with the addition of interest.

There can be no assurance that we will comply with the above conditions in the future. In addition, it is possible that we may not be able to operate in a way that maximizes utilization of the benefits under the Investment Law.

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who acquire their shares pursuant to this offering and who hold the ordinary shares as capital assets for U.S. federal income tax purposes. As used in this section, the term "U.S. Holder" means a beneficial owner of an ordinary share that is:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if the trust has elected validly to be treated as a United States person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the trust's substantial decisions.

The term "Non-U.S. Holder" means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this prospectus. These sources may be repealed, revoked or modified, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

  •
  insurance companies;

  •
  dealers in stocks, securities or currencies;

  •
  financial institutions and financial services entities;

  •
  real estate investment trusts;

  •
  regulated investment companies;

  •
  persons that receive ordinary shares as compensation for the performance of services;

  •
  tax-exempt organizations;

  •
  persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

  •
  individual retirement and other tax-deferred accounts;

  •
  expatriates of the United States;

  •
  persons (other than Non-U.S. Holders) having a functional currency other than the U.S. dollar; and

  •
  direct, indirect or constructive owners of 10% or more, by voting power or value, of our shares.

This discussion also does not consider the tax treatment of persons or partnerships who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax or alternative minimum tax.

This discussion does not address potential foreign, state, local or other tax consequences of investing in the ordinary shares. We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares in light of your particular situation, including the effects of federal, state, local, foreign and other tax laws.

Distributions Paid on the Ordinary Shares

We currently do not intend to pay cash dividends in the foreseeable future. Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under "Passive Foreign Investment Company Considerations," any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars will be treated as ordinary income or loss.

For taxable years beginning before January 1, 2011, a non-corporate U.S. holder's "qualified dividend income" is subject to tax at reduced rates not exceeding 15%. For purposes of determining whether U.S. holders will have "qualified dividend income", "qualified dividend income" generally includes dividends paid by a foreign corporation if either:

  (a)
  the stock of the corporation is readily tradable on an established securities market in the U.S., or

  (b)
  the corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service, or IRS, has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose.

In addition, under current law a U.S. Holder must hold his ordinary shares for more than 60 days during the 120 day period beginning 60 days prior to the ex-dividend date and meet other holding period requirements.

Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a PFIC for U.S. federal income tax purposes. We do not believe that we will be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or that we were classified as a PFIC in a prior taxable year. However, see the discussion under "— Passive Foreign Investment Company Considerations" below. The reduced rate applicable to dividend distributions does not apply to tax years beginning after December 31, 2010.

Subject to the discussion below under "Information Reporting and Back-up Withholding," a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder's adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

Gain or loss upon the disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

In the event there is an Israeli income tax on gain from the disposition of ordinary shares, such tax should generally be the type of tax that is creditable for U.S. tax purposes; however, because it is likely that the source of any such gain would be a U.S. source, a U.S. foreign tax credit may not be available. U.S. Holders should consult their own tax advisors regarding the ability to claim such credit.

Subject to the discussion below under "Information Reporting and Back-up Withholding", a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

  •
  that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or

  •
  in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC. We will be classified as a PFIC for any taxable year in which, after applying look-through rules, 75% or more of our gross income consists of specified types of passive income, or 50% or more of the average value of our assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. For this purpose, passive income includes dividends, interest, certain types of royalties and rents and the excess of gains over losses from the disposition of assets that produce these types of income. Passive income may also include amounts derived by reason of the temporary investment of funds, including those raised in this offering of ordinary shares. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder's holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or "excess distribution," cannot be offset by any net operating losses. In addition, holders of stock in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules even if we cease to be a PFIC.

We believe that we were not a PFIC for U.S. federal income tax purposes in any prior taxable year and that we will not be classified as a PFIC for the current taxable year, but we cannot be certain whether we will be treated as a PFIC for the current year or any future taxable year. Our belief that we will not be a PFIC for the current year is based on our estimate of the fair market value of our intangible assets following this offering, including goodwill, not reflected in our financial statements under U.S. GAAP, and our projection of our income for the current year. If the IRS successfully challenged our valuation of our intangible assets, it could result in our classification as a PFIC. Additionally, it is unclear how the valuation rules apply to intangible assets in a situation where the issuer becomes a public company in the middle of the year. Moreover, because PFIC status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year. In the future, in calculating the value of our intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the selling price of our ordinary shares on the last trading day of each calendar quarter. We believe this valuation approach is reasonable. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

The PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we currently do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a PFIC. As an alternative to making this election, a U.S. Holder of PFIC stock which is publicly-traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute "marketable stock," which includes stock of a PFIC that is "regularly traded" on a "qualified exchange or other market." Generally, a "qualified exchange or other market" includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is "regularly traded" on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the NASDAQ Global Market or that the shares will be regularly traded for this purpose.

The rules applicable to owning shares of a PFIC are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

Information Reporting and Back-up Withholding

Holders generally will be subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition, holders will be subject to back-up withholding tax on dividends paid in the United States on ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Holders will be subject to information reporting and back-up withholding tax on proceeds paid within the United States from the disposition of ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Information reporting and back-up withholding may also apply to dividends and proceeds paid outside the United States that are paid by certain "U.S. payors" or "U.S. middlemen," as defined in the applicable Treasury regulations, including:

  (1)
  U.S. person;

  (2)
  the government of the U.S. or the government of any state or political subdivision of any state (or any agency or instrumentality of any of these governmental units);

  (3)
  a controlled foreign corporation;

  (4)
  a foreign partnership that is either engaged in a U.S. trade or business or whose United States partners in the aggregate hold more than 50% of the income or capital interests in the partnership;

  (5)
  a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or

  (6)
  a U.S. branch of a foreign bank or insurance company.

The back-up withholding tax rate is 28% for years through 2010. Back-up withholding and information reporting will not apply to payments made to Non-U. S. Holders if they have provided the required certification that they are not United States persons.

In the case of payments made within the United States by a payor or middleman to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a holder that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the applicable Treasury regulations and payments that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

The amount of any back-up withholding will be allowed as a credit against the beneficial owner's U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the IRS.

Underwriting

We and the selling shareholder have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Thomas Weisel Partners LLC, William Blair & Company, C.E. Unterberg, Towbin, LLC and Maxim Group LLC are acting as representatives of the underwriters. The underwriting agreement provides for the purchase of a specific number of ordinary shares by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of ordinary shares set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
Thomas Weisel Partners LLC
William Blair & Company
C.E. Unterberg, Towbin, LLC.
Maxim Group LLC

Total	3,800,000

The underwriters have agreed to purchase all of the ordinary shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase ordinary shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The ordinary shares should be ready for delivery on or about            , 2006 against payment in immediately available funds. The underwriters are offering the ordinary shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling shareholder that the underwriters propose to offer the ordinary shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the ordinary shares to other securities dealers at such price less a concession of $    per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $    per share to other dealers. After the ordinary shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 570,000 additional ordinary shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase ordinary shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be                        , the total proceeds to us will be $                        and the total proceeds to the selling shareholder will be $                        . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional ordinary shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling shareholder:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
RRSat Global Communications Network Ltd.	$	$	$
Selling shareholder
Total

We estimate that our portions of the total expenses of the offering, excluding the underwriting discount, will be approximately $1.4 million.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We, our executive officers and directors and other shareholders have agreed to a 180-day "lock up" with respect to 12,872,300 ordinary shares that they beneficially own, and any securities that are convertible into ordinary shares and securities that are exchangeable or exercisable for ordinary shares. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. The 180-days restricted period described above will be extended if:

  •
  during the last 17 days of the 180-days restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-days restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which events, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the ordinary shares offered by this prospectus.

There is no established trading market for the ordinary shares. The offering price for the ordinary shares has been determined by us and the representatives, based on the following factors:

  •
  the history and prospects for the industry in which we compete;

  •
  our past and present operations;

  •
  our historical results of operations;

  •
  our prospects for future business and earning potential;

  •
  our management;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of securities of generally comparable companies;

  •
  the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

  •
  other factors deemed to be relevant.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase ordinary shares before the distribution of the ordinary shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  •
  Stabilizing transactions — The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

  •
  Over-allotments and syndicate covering transactions — The underwriters may sell more of our ordinary shares in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional ordinary shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market, as compared to the price at which they may purchase ordinary shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the ordinary shares that could adversely affect investors who purchase ordinary shares in this offering.

  •
  Penalty bids — If the representatives purchase ordinary shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our ordinary shares may have the effect of raising or maintaining the market price of our ordinary shares or preventing or mitigating a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the ordinary shares if it discourages resales of the ordinary shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the ordinary shares. These transactions may occur on the NASDAQ Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Notice to Non-U.S. Investors

European Economic Area: United Kingdom/Germany/The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each referred to herein as a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, an offer to the public of any ordinary shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that

Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  at any time by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of CIBC World Market Corp. for any such offer; or

  (d)
  at anytime in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

An offer to the public of ordinary shares can only be made in a Member State when each underwriter:

  (a)
  has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

  (b)
  has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the ordinary shares offered hereby may only be offered to up to 35 investors and to the following persons or entities:

(a)    a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)    a provident fund or the management company of a provident fund as defined in the Financial Services Control Law (Provident Finds), 5765-2005;

(c)    an insurer, as defined in the Insurance Business (Control) Law, 5741-1981;

(d)    a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 5728-1968;

(e)    a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting for its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 5728-1968;

(f)    a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting for its own account;

(g)    a company that is a member of the Tel Aviv Stock Exchange, acting for its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 5728-1968;

(h)    an underwriter that satisfied the conditions specified in Section 56(c) of the Securities Law, 5728-1968;

(i)    a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(j)    an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(k)    an entity, other than an entity formed for the purpose of purchasing ordinary shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. GAAP rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ordinary shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria, except if such offeree is deemed one of the 35 offerees to which the ordinary shares may be offered without reference to their qualifications as one of the entities listed above. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria, except that it may be distributed to up to 35 offerees without reference to their qualifications as one of the entities listed above.

Switzerland

The ordinary shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. The Company has not applied for a listing of the ordinary shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The ordinary shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of shares.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in the ordinary shares.

Legal Matters

The validity of the ordinary shares offered by this prospectus will be passed upon for us by Naschitz, Brandes & Co., Tel-Aviv, Israel, our Israeli counsel. We are also being represented by Morrison & Foerster LLP, San Francisco, California, as to U.S. legal matters. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters relating to Israeli law will be passed upon for the underwriters by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel-Aviv, Israel.

Experts

The financial statements of RRSat Global Communications Network Ltd. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG Somekh Chaikin, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the ordinary shares being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

Amount to be paid
SEC registration fee	$6,099
NASD filing fee	6,181
NASDAQ Global Market fee	100,000
Printing and engraving expenses	150,000
Legal fees and expenses	575,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees	20,000
Miscellaneous fees and expenses	185,000

Total	$1,442,280

Where You Can Find More Information

We have filed a registration statement on Form F-1 with the SEC in connection with this offering. In addition, upon completion of the offering, we will be required to file annual reports on Form 20-F, current reports on Form 6-K and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at "http://www.sec.gov".

As a foreign private issuer, we will be exempt from the rules under the Exchange Act regarding the delivery and content of proxy statements. Our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Under the Exchange Act, we will not be required to publish financial statements as frequently or as promptly as U.S. companies. However, we will furnish to the SEC unaudited quarterly financial statements prepared in accordance with U.S. GAAP.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

After the offering, we expect to provide annual reports to our shareholders that include financial information examined and reported on by our independent public accountant.

RRSat Global Communications Network Ltd.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2004 and 2005 and June 30, 2006 (unaudited)	F-3
Statements of Operations for the years ended December 31, 2003, 2004 and 2005 and for the three months and six months ended June 30, 2005 and 2006 (unaudited)	F-5
Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2006 (unaudited)	F-6
Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2005 and 2006 (unaudited)	F-7
Notes to the Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

When the transaction referred to in Note 11C of the Notes to the Financial Statements has been consummated, we will be in a position to render the following report:

The Board of Directors and Shareholders of
RRSat Global Communications Network Ltd.
(Formerly: R.R. Satellite Communications Ltd.)

We have audited the accompanying balance sheets of RRSat Global Communications Network Ltd. (formerly: R.R. Satellite Communications Ltd.) (the Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders' equity, and cash flows, for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
June 22, 2006, except for Note 11C and Note 15, which are as of October 10, 2006

RRSat Global Communications Network Ltd.

(Formerly: R.R. Satellite Communications Ltd.)

Balance Sheets

    In thousands except share data

	Note	December 31 2004	December 31 2005	June 30 2006
				(Unaudited)
Current assets
Cash and cash equivalents	1C; 2	$1,689	$2,060	$714
Marketable securities	1D; 3	1,166	1,222	1,285
Accounts receivable:
Trade (net of provision for doubtful accounts of $406, $369 and $563 as of December 31, 2004, 2005 and June 30, 2006, (unaudited) respectively)	1E	4,204	5,625	8,475
Other	4	446	822	732
Fair value of embedded currency conversion derivatives	1O	1,853	279	684
Deferred taxes	1J; 14	–	86	115
Prepaid expenses		287	342	193

Total current assets		9,645	10,436	12,198
Deposits and long-term receivables	5	821	791	1,060
Assets held for employee severance payments	1F	309	359	435
Fixed assets, at cost, less accumulated depreciation and amortization	1G; 6	7,567	8,823	11,007
Deferred offering costs		–	–	88

Total assets		$18,342	$20,409	$24,788

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

(Formerly: R.R. Satellite Communications Ltd.)

Balance Sheets (Continued)

    In thousands except share data

	Note	December 31 2004	December 31 2005	June 30 2006
				(Unaudited)
Liabilities and shareholders' equity
Current liabilities
Bank credit		$80	$–	$–
Accounts payable:
Trade		1,851	2,739	3,000
Other	7	2,785	1,682	1,601
Fair value of embedded currency conversion derivatives	1O	388	189	398
Deferred taxes	1J; 14	259	–	–
Deferred income	1L; 8	1,517	1,770	2,384

Total current liabilities		6,880	6,380	7,383

Long—term liabilities
Deferred income	1L; 8	2,263	2,861	3,650
Liability in respect of employee severance payments	9	315	370	533
Deferred taxes	1J; 14	229	291	343

Total long—term liabilities		2,807	3,522	4,526

Total liabilities		9,687	9,902	11,909

Commitments, contingent liabilities and liens	10
Shareholders' equity	11
Share Capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of December 31, 2004, 2005 and June 30, 2006 (unaudited), 12,908,700, 13,047,300 and 13,047,300 shares issued and fully paid as of December 31, 2004, 2005 and June 30, 2006 (unaudited), respectively)		–	–	–
Additional paid in capital		3,733	3,812	3,836
Retained earnings		4,922	6,695	9,043

Total shareholders' equity		$8,655	$10,507	$12,879

Total liabilities and shareholders' equity		$18,342	$20,409	$24,788

RRSat Global Communications Network Ltd.
(Formerly: R.R. Satellite Communications Ltd.)

Statements of Operations

    In thousands except share data

		Year ended December 31			Six months ended June 30		Three months ended June 30
	Note	2003	2004	2005	2005	2006	2005	2006
					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	1L; 12	$14,036	$23,767	$31,311	$14,240	$19,704	$7,216	$10,281
Cost of revenues		8,839	14,065	19,798	8,560	12,427	4,376	6,514

Gross profit		5,197	9,702	11,513	5,680	7,277	2,840	3,767

Operating expenses
Sales and marketing		508	1,383	1,704	938	877	488	387
General and administrative		1,306	2,002	2,356	1,191	1,621	634	809

Total operating expenses		1,814	3,385	4,060	2,129	2,498	1,122	1,196

Operating income		3,383	6,317	7,453	3,551	4,779	1,718	2,571
Interest and marketable securities income		20	75	140	55	83	3	28
Currency fluctuation and other financing income (expenses), net		1	(115)	(2)	90	229	(38)	226
Changes in fair value of embedded currency conversion derivatives	1O	–	1,465	(1,375)	(1,321)	196	(816)	74
Other income (expenses), net		(1)	184	36	9	4	–	4

Income before taxes on income		3,403	7,926	6,252	2,384	5,291	867	2,903
Income taxes	1J; 14	1,221	2,756	2,007	720	1,708	246	880

Net income		$2,182	$5,170	$4,245	$1,664	$3,583	$621	$2,023

Income per Ordinary Share	1I; 11C
Basic income per Ordinary Share		0.23	0.47	0.33	0.13	0.27	0.05	0.16

Diluted income per Ordinary Share		0.22	0.46	0.33	0.13	0.27	0.05	0.16

Weighted average number of Ordinary Share used to compute basic income per Ordinary Share		9,594,900	11,050,200	12,921,300	12,908,700	13,047,300	12,908,700	13,047,300

Weighted average number of Ordinary Share used to compute diluted income per Ordinary Share		9,708,300	11,289,600	13,034,700	13,028,400	13,047,300	13,028,400	13,047,300

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

(Formerly: R.R. Satellite Communications Ltd.)

Statements of Changes in Shareholders' Equity

    In thousands except share data

	Ordinary shares				Receivables resulting from issuance of shares
			Additional paid-in capital	Retained earnings
	Share	Amount				Total
Balance as of January 1, 2003	9,513,000	$–	$1,597	$2,110	$(560)	$3,147
Changes during 2003
Ordinary shares issued	970,200	–	699	–	–	699
Proceeds on account of Stock previously issued	–	–	–	–	560	560
Stock based compensation	–	–	21	–	–	21
Net income	–	–	–	2,182		2,182

Balance as of December 31, 2003	10,483,200	$–	$2,317	$4,292	$–	$6,609
Changes during 2004
Ordinary shares issued	2,255,400		1,323	–	–	1,323
Exercise of stock option	170,100		72	–	–	72
Stock based compensation	–	–	21	–	–	21
Dividend paid	–	–	–	(4,540)	–	(4,540)
Net income	–	–	–	5,170	–	5,170

Balance as of December 31, 2004	12,908,700	$–	$3,733	$4,922	$–	$8,655
Changes during 2005
Exercise of stock option	138,600	–	58	–	–	58
Stock based compensation	–	–	21	–	–	21
Dividend paid	–	–	–	(2,472)	–	(2,472)
Net income	–	–	–	4,245	–	4,245

Balance as of December 31, 2005	13,047,300	$–	$3,812	$6,695	$–	$10,507
Six months ended June 30, 2006 (Unaudited)
Changes during the period
Stock-based compensation	–	–	24	–	–	24
Dividend paid	–	–	–	(1,235)	–	(1,235)
Net income	–	–	–	3,583	–	3,583

Balance as at June 30, 2006	13,047,300	$–	$3,836	9,043	$–	12,879

The accompanying notes are an integral part of these financial statements.

	Year ended December 31			Six months ended June 30
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$2,182	$5,170	$4,245	$1,664	$3,583
Adjustments required to reconcile net profit to netcash provided by operating activities:
Deprecation and amortization	958	1,311	1,760	811	1,033
Deferred taxes	127	478	(283)	(368)	23
Changes in liability for employee severance Payments, net	(28)	18	4	27	87
Capital losses (gains) on sale of fixed assets, net	1	(184)	(36)	(9)	(4)
Decrease (increase) in value of marketable securities	–	(102)	(16)	27	(70)
Expenses in relation to options granted	21	21	21	10	24
Changes in fair value of embedded currency conversion derivatives	–	(1,465)	1,375	1,321	(196)
Changes in assets and liabilities:
Increase in accounts receivable—trade	(816)	(1,681)	(1,421)	(1,232)	(2,850)
Decrease (increase) in accounts receivable—other	(10)	(336)	(376)	117	90
Decrease (increase) in prepaid expenses	(113)	(52)	(55)	167	149
Decrease (increase) in deposits and long-term receivables	(336)	(198)	30	(284)	(269)
Increase (decrease) in accounts payable	874	1,965	(215)	(89)	180
Increase in deferred income	992	728	851	181	1,403

Net cash provided by operating activities	$3,852	$5,673	$5,884	$2,343	$3,183

The accompanying notes are an integral part of these financial statements.

	Year ended December 31			Six months ended June 30
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Cash flows from investing activities
Investment in marketable securities	$–	$(1,064)	$(317)	$(31)	7
Proceeds from sales of marketable securities	–	–	278	–	–
Repayment of short-term deposit	1,014	–	–	–	–
Investment in fixed assets	(3,031)	(3,278)	(3,051)	(1,342)	(3,218)
Proceeds from sale of fixed assets	4	389	71	20	5

Net cash used in investing activities	$(2,013)	$(3,953)	$(3,019)	$(1,353)	(3,206)

Cash flows from financing activities
Dividend paid	$–	$(4,540)	$(2,472)	$(1,364)	$(1,235)
Proceeds on account of shares previously issued	560	–	–	–	–
Stock issuance costs	–	–	–	–	(88)
Proceeds from issuance of Ordinary Shares	50	1,395	58	–	–
Repayment of long-term loans	(17)	–	–	–	–
Bank credit, net	201	(121)	(80)	(66)	–

Net cash provided by (used in) financing activities	$794	$(3,266)	$(2,494)	$(1,430)	$(1,323)

Increase (decrease) in cash and cash equivalents	$2,633	$(1,546)	$371	$(440)	$(1,346)
Balance of cash and cash equivalents at beginning of period	602	3,235	1,689	1,689	2,060

Balance of cash and cash equivalents at end of period	$3,235	$1,689	$2,060	$1,249	$714

A. Non-cash transactions
Conversion of shareholders' loans into share capital	$649	$–	$–	$–	$–

B. Supplementary cash flow information
Interest paid	$3	$1	$1	$–	$–
Income taxes paid	$1,249	$2,484	$2,840	$1,093	$1,328

The accompanying notes are an integral part of these financial statements.

Note 1—Organization and Summary of Significant Accounting Policies

  A. General

RRSat Global Communications Network Ltd.(formerly: R.R. Satellite Communications Ltd.) was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet transmission capacity.

The accompanying unaudited financial statements as at June 30, 2006 and for the six month and three month periods ended June 30, 2006 and 2005, have been prepared on the same basis as the Company's audited financial statements and contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein.

  B. Functional and reporting currency

The accounting records of the Company are maintained in New Israeli Shekels (NIS) and U.S. dollars.

The currency of the primary economic environment in which the operations of the company are conducted is the U.S. dollar. Therefore it has been determined to be the Company's functional currency.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using current exchange rate. Gains and losses from the transaction of foreign currency balances are recorded in the statement of operations.

  C. Cash and cash equivalents

All highly liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

  D. Marketable securities

The Company accounts for marketable securities under the Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities ("Statement 115).

The Company classified its marketable securities under the "Trading" category. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value, based on closing market price as at balance sheet date. Unrealized gains and losses on trading securities are included in earnings.

  E. Provision for doubtful accounts

The financial statements include specific provisions for doubtful debts, which, in management's opinion, adequately reflect the loss included in those debts the collection of which is doubtful. Doubtful debts, which according to Company's management opinion are unlikely to be collected, are written-off from the Company's books, based on a management resolution. Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.

The changes in the provision during the year:

	Year ended December 31			Six months ended June 30
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Opening balance	$253	$411	$406	$406	$369
Additions during the year	158	—	212	74	237
Deductions during the year	—	(5)	(249)	(249)	(43)

Closing balance	$411	$406	$369	$231	$563

  F. Assets held for employee severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

  G. Fixed assets

Fixed assets are stated at cost less accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method on the basis of the estimated useful lives of the assets using the following annual rates:

%
Communication equipment	15
Office furniture and equipment	6-33
Motor vehicles	15
Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the assets	10

  H. Stock compensation plans

The Company applied the fair-value based method of accounting for all of its options plans in accordance with the provisions of Financial Accounting Standards Board's Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123").

Under the fair-value-based method, compensation cost is computed based on the fair value of the options on the date the options are granted, and is recognized in the financial statements over the vesting period of the options.

As from January 1, 2006 the Company applies Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), "Share-Based Payment", (Statement 123R), which is a revision of Statement 123. The Company implemented Statement 123R using the modified prospective method starting January 1, 2006. Under this method, the Company began recognizing compensation cost on a straight-line basis over the requisite service period of the award for new awards and to awards modified, repurchased or cancelled after January 1, 2006, based on the grant fair value of those awards, adjusted for estimated forfeitures, if any.

  I. Income per Ordinary Share

Basic and diluted income per Ordinary Share is presented in conformity with Statement of Financial Accounting Standard No. 128, "Earnings Per Share", for all years presented. Basic income per Ordinary Share is calculated by dividing the net income attributable to Ordinary Shares by the weighted average number of Ordinary Shares outstanding. The diluted income per Ordinary share calculation is similar to basic income per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares such as options had been exercised.

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31			Six months ended June 30		Three months ended June 30
	2003	2004	2005	2005	2006	2005	2006
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income per Ordinary Share (see Note 11C)
Net income attributable to Ordinary Shares	$2,182	$5,170	$4,245	$1,664	$3,583	$621	$2,023

Weighted average number of Ordinary Shares outstanding used in used in basic income per Ordinary Share calculation	9,594,900	11,050,200	12,921,300	12,908,700	13,047,300	12,908,700	13,047,300
Add assumed exercise of outstanding dilutive potential Ordinary Shares	113,400	239,400	113,400	119,700	—	119,700	—

Weighted average number of Ordinary Shares outstanding used in diluted income per Ordinary Share	9,708,300	11,289,600	13,034,700	13,028,400	13,047,300	13,028,400	13,047,300

Basic income per Ordinary Share	0.23	0.47	0.33	0.13	0.27	0.05	0.16

Diluted income per Ordinary Share	0.22	0.46	0.33	0.13	0.27	0.05	0.16

  J. Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("Statement 109").

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets and liabilities are classified as current or non current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal.

Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

  K. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

  L. Revenue recognition

Revenues from services are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain, the price is fixed or determinable and the collection of the resulting receivable is probable.

Revenues from services are recognized on a straight-line basis, over the contractual term of the arrangement during which services are rendered, which generally extends over terms of three to five years with an automatic renewal option for an additional two to five years.

Deposits received for the latest one-six months of long-term service arrangements are not recognized as revenues until the related services are provided.

Revenues from sales of communication equipments are recognized upon the delivery to the customer and the transfer of the principal risks and rewards arising from ownership over the sold products.

For sales of communication equipments, which include a Post Contract Customer Support (PCS) component, revenues from PCS are deferred and recognized over the term of the support period, according to EITF 00-21 "Revenue Arrangements with Multiple Deliverables".

  M. Impairment of long-lived assets and certain intangibles

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter–"Statement 144"), requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  N. Liability in respect of employee severance payments

The Company records its obligation with respect of employee severance payments as if it was payable at each balance sheet date (the "shut-down method") in accordance with the provisions of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan. The liability is recognized on an undiscounted basis and is calculated on the basis of the latest salary of each employee multiplied by the number of years of employment as of the balance sheet date.

  O. Fair value of embedded currency conversion derivatives

The Company accounts for derivatives and hedging activities in accordance with Statement No. 133 "Accounting for Derivatives Instruments and Hedging Activities" ("Statement 133"), as amended, which requires that all derivatives instruments be recorded on the balance sheet at their respective fair value.

The Company does not use derivative instruments to hedge exposures to cash flow, market of foreign currency risks, but occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is "embedded". For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operation.

  P. Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of requiring collateral or security on sales to customers.

  Q. Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes (FIN 48). This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not currently expect FIN 48 to have a material impact on its financial position, results of operations or cash flows under.

Note 2—Cash and Cash Equivalents

	December 31 2004	December 31 2005	June 30 2006
			(Unaudited)
Denominated in U.S. dollar	$1,264	$1,979	$188
Denominated in Euro	101	58	392
Denominated in NIS	324	18	134
Other	–	5	–

	$1,689	$2,060	$714

Note 3—Marketable Securities

	December 31 2004	December 31 2005	June 30 2006
			(Unaudited)
Government debentures	$175	$201	$307
Corporate debentures	330	312	389
Mutual funds	455	536	589
Short-term treasury notes	206	173	–

	$1,166	$1,222	$1,285

Note 4—Other Receivables

	December 31 2004	December 31 2005	June 30 2006
			(Unaudited)
Related party	$110	$–	$43
Government institutions	322	808	672
Other	14	14	17

	$446	$822	$732

Note 5—Deposits and Long-Term Receivables

	December 31 2004	December 31 2005	June 30 2006
			(Unaudited)
Long-term deposits (1)	$10	$2	$4
Prepaid expenses (2)	811	789	1,056

	$821	$791	$1,060

(1)
Deposits in respect of operating leases of motor vehicles.

(2)
Prepaid expenses for the last three to six months of long-term service agreements with suppliers. As of December 31, 2005 the balance includes an amount of $136 (December 31, 2004–$464) and an amount equivalent to $653 that is in euro (December 31, 2004–$347). As of June 30, 2006, the balance includes an amount of $362 and an amount equivalent to $693 that is in Euro (unaudited).

Note 6—Fixed Assets, at Cost, Less Accumulated Depreciation and Amortization

	December 31 2004	December 31 2005	June 30 2006
			(Unaudited)
Communications equipment	$9,985	$12,738	$15,390
Office furniture and equipment	264	282	289
Motor vehicles	319	377	368
Leasehold improvements	1,082	1,268	1,770

	11,650	14,665	17,817
Accumulated depreciation and amortization	4,083	5,842	6,810

Fixed assets, net	$7,567	$8,823	$11,007

Depreciation and amortization expenses for the years ended December 31, 2003, 2004 and 2005 are $958, $1,311 and $1,760, respectively.

Depreciation and amortization expenses for the six months ended June 30, 2005 and 2006 are $811 and $1,033, respectively (unaudited).

Depreciation and amortization expenses for the three months ended June 30, 2005 and 2006 are $419 and $538, respectively (unaudited).

Note 7—Accounts Payable—Other

	December 31 2004	December 31 2005	June 30 2006
			(Unaudited)
Liabilities regarding employees	$613	$455	$328
Government institutions	451	20	38
Accrued expenses	1,609	1,109	1,068
Other	112	98	167

	$2,785	$1,682	$1,601

Note 8—Deferred Income

        Deferred income represents an advance payment for the last one to six months of long-term service agreements with customers.

The service agreements with the customer are for various periods the last of which ends in 2012.

Note 9—Liability in respect of Employee Severance Payments

        Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company's liability for severance payment is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is covered by the amounts deposited, including accumulated income thereon as well as by the unfunded provision. Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

Expenses recorded in respect of provision for employee severance payments for the years ended December 31, 2003, 2004 and 2005 are $93, $83 and $55, respectively.

Expenses recorded in respect of provision for employee severance payments for the six months ended June 30, 2005 and 2006 are $28 and $163, respectively (unaudited).

Expenses recorded in respect of provision for employee severance payments for the three months ended June 30, 2005 and 2006 are $7 and $126, respectively (unaudited).

Note 10—Commitments, Contingent Liabilities and Liens

A.
The Company has several lease agreements for its facilities, which will end until December 31, 2011 and have some extension options. In addition the Company is engages in long-term operating network leases. The annual payments the Company is committed to pay over the next 5 years (including the options) are as follows:

	December 31 2005	June 30 2006
		(Unaudited)
First year	$16,605	$19,573
Second year	17,686	17,271
Third year	16,435	14,797
Fourth year	12,278	11,231
Fifth year	10,157	5,429
Sixth and thereafter	8,971	5,264

	$82,132	$73,565

B.
As at balance sheet date the balance of liabilities and guarantees (guarantees provided by the banks to third parties) that are secured by liens are as follows:

	December 31 2004	December 2005	June 30 2006
			(Unaudited)
Liabilities
Credit from banks	$80	$–	$–

Guarantees
Performance guarantees (commercial guarantees provided by the banks to third parties)	$1,776	$905	$913

  As security for the aforementioned liabilities and guarantees, fixed liens were registered on motor vehicles, machinery and equipment, share capital, goodwill and insurance rights of the property, and floating liens were registered on all of its assets.

C.
The company has 2 lines of credit provided to it by Bank Igud (approximately $2.2 million) and Bank Leumi (approximately $0.8 million). Sometimes the company uses it lines of credit to provide guarantees required under four of its long term contracts with its suppliers. The Bank Igud line of credit is secured by a floating lien on all of its assets. The commitment fees are 0.1% from the total line of credit for each year. The Banks are allowed to cancel or change the line of credit in a 30 days notice

Note 11—Share Capital

  A. Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are duly authorized, validly issued, fully paid and non-assessable. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company's memorandum of association, its articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.

  B. Employees' stock options

In 2001, the Company signed an agreement with its CEO. The agreement included an option plan for the CEO only. According to the plan, the CEO was entitled to 49 options, which were vested over a period of between one to five years. Each option entitles the holder to purchase one ordinary share of the company.

The Company applied Statement 123 in respect of options granted to the CEO and recorded compensation expense of $21 in each year ended December 31, 2003, 2004 and 2005 using the Black- Scholes model. The expenses were charged to General and Administrative expenses. As at December 31, 2005, all of the options were exercised.

On March 15, 2006, the Company signed an agreement with its CEO's wholly-owned company regarding his compensation for managing services. The agreement will be in effect up to the end of 2011. The agreement includes bonus for each year that will be depended on the company's income.

According to the agreement there is an option plan for the CEO, which entitles him to 233,100 options (hereinafter—the 2006 options). The 2006 options shall vest, according to a graded- schedule, in five installments over a period of four years, beginning on December 31, 2006. Each option entitles the holder to purchase one ordinary share of the Company.

The following table summarizes information relating to the 2006 options outstanding as of June 30, 2006:

Number of options	Remaining contractual life (in years)	Exercise Price (in $)	Fair value per Share (in $)	Intrinsic Value (in $)
37,800	5.5	5.60	5.60	–
37,800	5.5	6.16	5.60	–
44,100	5.5	6.77	5.60	–
50,400	5.5	7.45	5.60	–
63,000	5.5	8.35	5.60	–

233,100

The fair value of the common stock was determined on December 21, 2005 and no significant events affected the valuation between December 21, 2005 and the date of the grant.

The Company adopted the provisions of Statement No. 123R, on January 1, 2006 and recorded compensation expense, for 2006 grants, of $24 and $21 in the six month and three month periods ended June 30, 2006, respectively (unaudited). The expenses were charged to General and Administrative expenses.

As of June 30, 2006, there was approximately $402 of unrecognized compensation cost related to non-vested options to be recognized over the weighted average period 3.3 years (unaudited).

The fair value of each option granted in 2006 was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1)
Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2)
Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3)
Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

The options activities are as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
Balance at January 1, 2003	308,700	$0.42	$0.34
Exercised	–	–	–

Balance at December 31, 2003	308,700
Exercised	(170,100)	$0.42	$0.34

Balance at December 31, 2004	138,600
Exercised	(138,600)	$0.42	$0.34

Balance at December 31, 2005	–
Granted (unaudited)	233,100	$6.99	$1.83

Balance at June 30, 2006 (unaudited)	233,100

C.
On the date of effectiveness of Form F-1 registration, the Company made a 1:100 split by reducing the par value from NIS 1.00 to NIS 0.01 resulting 207,100 shares and then to grant 62 bonus shares for each outstanding share, resulting 13,047,300 shares outstanding. Figures for all periods have been restated in order to reflect the impact of such split and bonus shares.

Note 12—Revenues

The Company has one operating segment.

The Company does not report the revenues for each service, as it is impracticable to do so.

Revenues by geographic areas:

	Year ended December 31			Six months ended June 30		Three months ended June 30
	2003	2004	2005	2005	2006	2005	2006
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
North America	$2,086	$2,411	$5,298	$2,250	$3,859	$1,155	$1,992
Europe	4,321	10,301	12,674	5,828	7,863	3,021	4,190
Asia	2,152	4,423	5,160	2,539	2,576	1,321	1,290
Israel	3,942	4,355	4,784	2,237	2,799	1,157	1,381
Middle East (other than Israel)	1,535	2,165	2,866	1,130	2,013	423	1,106
Rest of the world	–	112	529	256	594	139	322

	$14,036	$23,767	$31,311	$14,240	$19,704	$7,216	$10,281

Note 13—Taxes on Income

  A.
  Tax expenses included in the statement of operations

	Year ended December 31			Six months ended June 30		Three months ended June 30
	2003	2004	2005	2005	2006	2005	2006
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current taxes*	$1,094	$2,278	$2,290	$1,088	$1,572	$482	$833
Taxes in respect to previous years	–	–	–	–	113	–	–
Deferred taxes	127	478	(283)	(368)	23	(236)	47

	$1,221	$2,756	$2,007	$720	$1,708	$246	$880

*
All pre-tax income and income tax expenses are derived from Israeli activities.

B.
Adjustments for inflation

    Income tax is computed on the basis of the Company's results in nominal NIS determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

  C.
  On June 29, 2004, an amendment to the gradual decrease in the corporate tax rate was passed by the Knesset. The Amendment provided a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%. The effect of the change on the financial statements was a decrease in taxes on income in the amount of $16.

    On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order)—2005 (hereinafter—Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007—29%, in 2008—27%, in 2009—26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, capital gains will be subject to tax of 25%.

    Current and deferred tax balances as at December 31, 2005 are calculated in accordance with the new tax rates specified in Amendment 147 as aforementioned. The effect of the change on the financial statements as at the beginning of 2005 is a decrease in taxes on income in the amount of $60.

  D.
  Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31			Six months ended June 30		Three months ended June 30
	2003	2004	2005	2005	2006	2005	2006
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Statutory tax rate	36%	35%	34%	35%	31%	35%	31%

Earnings before taxes on income as reported in the statement of operations	$3,403	$7,926	$6,252	$2,384	$5,291	$867	$2,902

Computed "expected" tax expense	1,225	2,774	2,126	834	1,640	303	900
Non-deductible expenses	10	16	15	8	12	4	6
Effect of change in tax rate	–	(16)	(60)	–	–	–	–
Taxes in respect to previous years	–	–	–	–	113	–	–
Differences between the definition of capital and assets for Israeli tax purposes	6	(9)	(63)	(48)	(11)	(69)	(12)
Other differences	(20)	(9)	(11)	(74)	(46)	8	(14)

	$1,221	$2,756	$2,007	$720	$1,708	$246	$880

  E.
  Deferred taxes

  As of December 31, 2004, 2005 and June 30, 2006, deferred tax assets and liabilities consists of future tax assets (liabilities) attributable to the following

	December 31 2004	December 31 2005	June 30 2006
			(Unaudited)
Deferred tax assets:
Provision for doubtful debts	$142	$114	$175
Vacation pay accruals	29	27	37
Severance pay fund	3	2	26
Other	81	–	–

Gross deferred tax assets	$255	$143	$238
Valuation allowance for deferred tax assets	–	–	–

Deferred tax assets	$255	$143	$238

Deferred tax liabilities:
Fixed assets	$(232)	$(293)	$(369)
Foreign currency embedded derivatives	(498)	(28)	(89)
Other	(13)	(27)	(8)

	$(743)	$(348)	$(466)

Deferred tax liabilities, net	$(488)	$(205)	$(228)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

  A.
  Transactions with related parties

	Year ended December 31			Six months ended June 30		Three months ended June 30
	2003	2004	2005	2005	2006	2005	2006
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues from sales and services(C)	$205	$234	$502	$276	$381	$124	$214
Expenses
Financing	$35	$–	$–	$–	$–	$–	$–
General and administrative(D)	$23	$28	$31	$15	$10	$8	$6
Management's fees to shareholders	$220	$420	$600	$300	$300	$150	$150
  B.
  Balances with interested and related parties

	December 31 2004	December 31 2005	June 30 2006
			(Unaudited)
Trade receivables	$71	$66	$241
Other receivables	$110	$–	$43
  C.
  Revenues from related parties

The Company is engage with customers, which are related parties of one of its shareholders.

  D.
  The Company leases its headquarters facilities from one of its shareholders.

  E.
  Management's fees to shareholders

In March 2004, the Company entered into agreements with its shareholders, pursuant to which they are required to provide the Company with specific management and consulting services.

Note 15—Subsequent Events

  A.
  On August 28, 2006, the Company distributed dividend to its shareholders in the amount of $750.

  B.
  Subsequent to balance sheet date the Company changed its name to RRSat Global Communications Network Ltd.

  C.
  Subsequent to balance sheet date the Company received from the Investments Center approval to it being considered an approved enterprise as from the 2006 tax year, on the basis of the turnover for 2005.

  D.
  The Company expects to pay to two of its shareholders a one-time payment of $250 each at the time of the offering for special management services rendered during 2006.

RRSat
Distribution
Managed Services
Satellites
Teleports
Studios
Production
Sample Customer Content

3,800,000 Shares

Ordinary Shares

PROSPECTUS

, 2006

Sole Book-running Manager
CIBC World Markets	Thomas Weisel Partners LLC

William Blair & Company

C.E. Unterberg, Towbin

Maxim Group LLC

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until            , 2006 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Officers and Directors.

Section 258 of the Companies Law prohibits a company from exculpating an officer or director from liability for the breach of his duty of loyalty. The company may exculpate an officer or director from liability for the breach of his duty of care, may insure his liability for a breach of the duty of loyalty and the duty of care, or indemnify him for such breach, but only in accordance with the following sections.

Section 259 of the Companies Law permits a company to provide in its articles of association that an officer or a director of the company may be exculpated, to the extent provided in the articles of association, from liability for the breach of his duty of care, save for such a breach concerning dividend distribution.

Section 260(a) of the Companies Law permits a company to provide in its articles of association that the company may indemnify an officer or a director in such capacity, for:

  •
  monetary liability incurred pursuant to a judgment, including a settlement or arbitration decision approved by a court, in an action brought by a third-party;

  •
  reasonable legal expenses incurred or that he spent pursuant to an investigation or a procedure conducted by an authorized authority and that did not end in filing criminal charges and without imposing a fine as an alternative to a criminal procedure or that did not end in filing criminal charges but rather in a fine as an alternative to a criminal procedure in an offense that does not require proving criminal intent; and

  •
  reasonable legal expenses incurred or that he spent in an action brought against the director or officer by or on behalf of the company or others or in criminal charges with respect to which he was acquitted or in criminal charges with respect to which he was found liable in a criminal offense that does not require proving criminal intent.

Section 260(b) of the Companies Law specifies that the indemnification provision in a company's articles of association may be an obligation to indemnify in advance, provided that, other than litigation expenses, it is limited to events the board of directors can foresee in light of the company's actual activities when providing the obligation and that it is limited to a sum or standards the board of directors determines is reasonable in the circumstances, as determined by the board of directors, or a provision permitting the company to indemnify an officer or a director after the fact.

Section 261 of the Companies Law permits a company to provide in its articles of association that the company may insure an officer or a director against an act committed in connection with his serving as an officer or director of the company. This insurance may cover:

  (1) liability for breach of the duty of care;

  (2) liability for breach of the duty of loyalty, provided that the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; or

  (3) monetary liabilities imposed for the benefit of a third-party.

All of these provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify or exculpate an officer or director nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

  •
  a breach by the officer or director of the duty of loyalty, unless the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company, in which case the company is permitted to indemnify and provide insurance to but not to exculpate;

  •
  an intentional or reckless breach by the officer or director of the duty of care, other than if solely done in negligence;

  •
  any act or omission done with the intent to derive an illegal personal benefit; or

  •
  any fine levied or forfeit against the director or officer.

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Companies Law. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

Under the Companies Law, in a "Public Company" in which an officer or a director is a Controlling Shareholder, a shareholders meeting resolution to include a provision in the articles of association regarding an exemption, indemnity or insurance shall require the approval of shareholders who do not have personal interests in the approval of the resolution, as required for an Extraordinary Transaction," in addition to the majority required for alteration of the articles of association. Our board of directors and shareholders have resolved to indemnify our directors and officers (who together will be deemed to beneficially own approximately 8,638,700 of our outstanding ordinary shares following this offering) for liabilities that are not covered by insurance and that are within one of the following categories:

  (a)
  a monetary obligation incurred by such Officer in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement of an arbitrator's award, provided that such obligation is related to one or more of the following events:

  •
  the issuance of securities including, but not limited to, the offering of securities to the public according to this prospectus and any proposed, a private offering, the issuance of bonus shares or any other manner of security offering;

  •
  a "Transaction" as defined in Section 1 of the Companies Law, including the negotiation for, the signing and the performance of a transaction, transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any action connected directly or indirectly with such a Transaction;

  •
  any filing or announcement required by Companies Laws and/or applicable securities laws and/or according to rules and/or regulations adopted by any stock exchange our securities are traded in;

  •
  any decision regarding distribution, as defined in the Companies Law;

  •
  a change in our structure or our reorganization or any decision pertaining to these issues including, but not limited to, a merger, a settlement between us and our shareholders and/or creditors, a change in our capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution;

  •
  an announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of our board of directors or one of our committees of our board of directors;

    •
    an action made in contradiction to our memorandum of association or articles of association;

    •
    any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees);

    •
    any action or decision in relation to work safety and/or working conditions;

    •
    negotiation for, signing and performance of insurance policy; or

    •
    any of the above events, pursuant to the office holder's position in an affiliated corporation or in a corporation controlled by us;

  (b)
  reasonable legal expenses incurred, whether or not actually paid, pursuant to an investigation or a procedure conducted by an authorized authority and that did not end in filing criminal charges and without imposing a fine as an alternative to a criminal procedure or that did not end in filing criminal charges but rather in a fine as an alternative to a criminal procedure in an offense that does not require proving criminal intent; or

  (c)
  reasonable legal expenses incurred, whether or not actually paid, in an action brought against the officer by or on behalf of the company or others or in criminal charges with respect to which he was acquitted or in criminal charges with respect to which he was found liable in a criminal offense that does not require proving criminal intent.

In addition, our board of directors and shareholders have resolved to exculpate our directors and officers from all liabilities to us and from any damage caused or which may be caused by such officer or director to us, following a breach of his duty of care towards us, except in respect of counter claims we file against such officer or director in a lawsuit instigated by him/her and save for such a breach concerning dividend distribution; and to purchase insurance for our officers and directors.

These indemnification provisions and the insurance, indemnification and exculpation agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 7. Recent Sales of Unregistered Securities.

Since June 2003, the Registrant has granted options to purchase ordinary shares and sold ordinary shares in the private placement transactions described below. The share numbers give effect to the 6,300-for-1 split of the Registrant's outstanding ordinary shares that the Registrant intends to effect by means of a share split and a stock dividend immediately prior to the effectiveness of this registration statement.

  •
  On December 31, 2003, we issued 970,200 ordinary shares to Kardan Communications in consideration for an aggregate purchase price of approximately $688 thousand.

  •
  In April 2004, we issued 396,900 ordinary shares to Del-Ta Engineers, 163,800 ordinary shares to David Rivel and 1,694,700 ordinary shares to Kardan Communications, all upon the exercise of warrants granted to our shareholders in April 2001, and which exercise period was extended in

    December 2003. The warrants were exercised for an aggregate exercise price of approximately $1.3 million.

  •
  In April 2004 and December 2005, David Rivel exercised options to purchase 170,100 ordinary shares and 138,600 ordinary shares, respectively, at an aggregate exercise price of approximately $129 thousand.

  •
  In March 2006, Datacom, a company controlled by David Rivel, was granted options to purchase 233,100 ordinary shares. The options were granted as part of the consideration for the services provided to us by Datacom. Upon vesting, the options are exercisable at exercise prices ranging from $5.60 per ordinary share to $8.35 per ordinary share.

Based on the following facts, we believe that each of the transactions pursuant to which the ordinary shares, options and warrants described above were issued was exempt from registration under Regulation S of the Securities Act:

  •
  The offer and sale did not involve any public offering in the United States;

  •
  The offer and sale was not made to persons in the United States and at the time the buy order was originated, the buyers and the ultimate recipient were outside the Untied States; and

  •
  No direct selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association of the Registrant and an amendment thereto (translated from Hebrew)
3.2	Articles of Association of the Registrant and an amendment thereto (translated from Hebrew)
3.3	Certificate of Name Change, dated August 15, 2006 (translated from Hebrew)
3.4	Amended and Restated Articles of Association of the Registrant to be effective immediately prior to the effective date of this offering
3.5	Amendment to Memorandum of Association of the Registrant to be effective immediately prior to the effective date of this offering (translated from Hebrew)
4.1	Specimen Ordinary Shares Certificate*
5.1	Opinion of Naschitz, Brandes & Co.*
10.1	Registration Rights Agreement, dated September 13, 2006, among the Registrant and certain shareholders named therein
10.2	RRSat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan
10.3	Lease Agreement, dated November 28, 2001, between Zu'aretz Avraham and the Registrant and an amendment thereto (translated from Hebrew)
10.4	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers

10.5	Shareholders Agreement, dated October 5, 2006, between Del-Ta Engineering Equipment Ltd. and David Rivel (translated from Hebrew)
10.6	Agreement, dated October 5, 2006, among Del-Ta Engineering Equipment Ltd., Kardan Communications Ltd. and David Rivel (translated from Hebrew)
10.7
Special License to Render Telecommunication Services, Amendment No. 1, issued to the Registrant on July 24, 2003 by the Israeli Ministry of Communications, and an amendment thereto, dated October 4, 2006 (translated from Hebrew)
10.8	Management Services Agreement, dated October 5, 2006, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew)
10.9	Allotment Agreement, dated October 31, 2005, between the Registrant and Eutelsat S.A.+
10.10	Dedicated Video Solutions Service Order Contract, dated May 13, 2005, between the Registrant and Intelsat Global Sales & Marketing Ltd.+
10.11	Contract for Satellite Services, dated January 12, 2004, between the Registrant and British Telecommunications plc+
10.12	Agreement for the Sublease of Transponder Capacity, dated May 2005, between the Registrant and The Türksat Satellite Operator Company+
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG Somekh Chaikin, Independent Registered Public Accounting Firm
23.2	Consent of Naschitz, Brandes & Co. (included in Exhibit 5.1)*
24.1	Power of Attorney (included on the signature page)
*
To be filed by amendment.

+
Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the financial statements or the notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, RRSat Global Communications Network Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Omer, Israel on October 10, 2006.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
By:	/s/ David Rivel David Rivel Chief Executive Officer (Principal Executive Officer)

We, the undersigned officers and directors of RRSat Global Communications Network Ltd., hereby severally constitute any of David Rivel and Gil Efron as our true and lawful attorneys with full power to each individually to sign for us and in our names in the capacities indicated below, any and all amendments and post-effective amendments, to this registration statement, and including any registration statements for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and generally do all such things in our name and on our behalf in such capacities to enable RRSat Global Communications Network Ltd., to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission and we hereby ratify and confirm our signatures as they may be signed by our said attorneys jointly to any and all such amendments.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Gilad Ramot Gilad Ramot	Chairman of the Board	October 10, 2006
/s/ David Rivel David Rivel	Chief Executive Officer and Director (Principal Executive Officer)	October 10, 2006
/s/ Gil Efron Gil Efron	Chief Financial Officer (Principal Financial and Accounting Officer)	October 10, 2006
/s/ Amit Ben-Yehuda Amit Ben-Yehuda	Director	October 10, 2006
/s/ Yigal Berman Yigal Berman	Director	October 10, 2006
/s/ Avil Kurzweil Avi Kurzweil	Director	October 10, 2006
/s/ Haim Mazuz Haim Mazuz	Director	October 10, 2006

/s/ Ron Oren Ron Oren	Director	October 10, 2006
/s/ Tanhum Oren Tanhum Oren	Director	October 10, 2006
/s/ Puglisi & Associates Puglisi & Associates	Authorized Representative in the United States	October 10, 2006

INDEX TO EXHIBITS

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association of the Registrant and an amendment thereto (translated from Hebrew)
3.2	Articles of Association of the Registrant and an amendment thereto (translated from Hebrew)
3.3	Certificate of Name Change, dated August 15, 2006 (translated from Hebrew)
3.4	Amended and Restated Articles of Association of the Registrant to be effective immediately prior to the effective date of this offering
3.5	Amendment to Memorandum of Association of the Registrant to be effective immediately prior to the effective date of this offering (translated from Hebrew)
4.1	Specimen Ordinary Shares Certificate*
5.1	Opinion of Naschitz, Brandes & Co.*
10.1	Registration Rights Agreement, dated September 13, 2006, among the Registrant and certain shareholders named therein
10.2	RRSat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan
10.3	Lease Agreement, dated November 28, 2001, between Zu'aretz Avraham and the Registrant and an amendment thereto (translated from Hebrew)
10.4	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers
10.5	Shareholders Agreement, dated October 5, 2006, between Del-Ta Engineering Equipment Ltd. and David Rivel (translated from Hebrew)
10.6	Agreement, dated October 5, 2006, among Del-Ta Engineering Equipment Ltd., Kardan Communications Ltd. and David Rivel (translated from Hebrew)
10.7	Special License to Render Telecommunication Services, Amendment No. 1, issued to the Registrant on July 24, 2003 by the Israeli Ministry of Communications, and an amendment thereto, dated October 4, 2006 (translated from Hebrew)
10.8	Management Services Agreement, dated October 5, 2006, among the Registrant, Del-Ta Engineering Ltd. and Kardan Communications Ltd. (translated from Hebrew)
10.9	Allotment Agreement, dated October 31, 2005, between the Registrant and Eutelsat S.A.+
10.10	Dedicated Video Solutions Service Order Contract, dated May 13, 2005, between the Registrant and Intelsat Global Sales & Marketing Ltd.+
10.11	Contract for Satellite Services, dated January 12, 2004, between the Registrant and British Telecommunications plc+
10.12	Agreement for the Sublease of Transponder Capacity, dated May 2005, between the Registrant and The Türksat Satellite Operator Company+
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG Somekh Chaikin, Independent Registered Public Accounting Firm
23.2	Consent of Naschitz, Brandes & Co. (included in Exhibit 5.1)*
24.1	Power of Attorney (included on the signature page)

*
To be filed by amendment.

+
Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

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Table of Contents
Prospectus Summary
RRSat Global Communications Network
Our Market
Our Strengths
Our Strategy
Risks Relating to Our Business
Corporate Information
The Offering
Summary Financial Data
Risk Factors
Risks Relating to Our Business and Industry
Risks Relating to Government Regulation
Risks Relating to Our Operations in Israel
Risks Relating to the Offering
Special Note Regarding Forward-Looking Statements and Other Information
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
As a Percentage of Revenues
Business
RRSat Global Network — Satellite Component
Representative Channels
Regulation
Management
Principal and Selling Shareholders
Certain Relationships and Related Party Transactions
Description of Share Capital
Shares Eligible for Future Sale
Taxation in Israel
U.S. Federal Income Tax Consequences
Underwriting
Legal Matters
Experts
Other Expenses of Issuance and Distribution
Where You Can Find More Information
RRSat Global Communications Network Ltd. Index to Financial Statements
RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.) Balance Sheets In thousands except share data
RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.) Balance Sheets (Continued) In thousands except share data
RRSat Global Communications Network Ltd. (Formerly: R.R. Satellite Communications Ltd.) Statements of Changes in Shareholders' Equity In thousands except share data
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS